Exhibit 99.2

ARRANGEMENT INVOLVING

MINEFINDERS CORPORATION LTD.

and

PAN AMERICAN SILVER CORP.

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

of

MINEFINDERS CORPORATION LTD.

February 17, 2012

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS	iii
MINEFINDERS CORPORATION LTD. MANAGEMENT INFORMATION CIRCULAR	1
INFORMATION CONTAINED IN THIS CIRCULAR	1
Information Contained in this Circular Regarding Pan American	1
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2
NOTICE TO UNITED STATES SECURITYHOLDERS	3
CURRENCY AND EXCHANGE RATE INFORMATION	5
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	6
DOCUMENTS INCORPORATED BY REFERENCE	6
SUMMARY	8
Date, Time, Place and Purpose of the Minefinders Meeting	8
The Companies	8
The Arrangement	8
Consideration under the Arrangement	9
Recommendation of Minefinders Board	10
Reasons for the Arrangement	11
Fairness Opinion	11
Voting Agreement	12
Completion of the Arrangement – Effective Time	12
Conditions to Completion of the Arrangement	12
Elections and Exchange of Minefinders Shares	13
Termination of Rights after Six Years	13
Stock Exchange Listing and Reporting Issuer Status	14
Non-Solicitation of Acquisition Proposals	14
Termination of the Arrangement Agreement and Termination Related Payments	14
Treatment of Minefinders Convertible Notes	17
Certain Canadian Federal Income Tax Considerations	18
Certain United States Federal Income Tax Considerations	19
Dissent Rights	19
Risk Factors	20
GLOSSARY OF TERMS	22
INFORMATION CONCERNING THE MINEFINDERS MEETING	38
Purpose of the Minefinders Meeting	38
Date, Time and Place of Meeting	38
Solicitation of Proxies	38
Appointment and Revocation of Proxies	38
Exercise of Discretion by Proxies	39
Voting by Registered and Non-Registered Holders	39
Record Date, Minefinders Securityholders Entitled to Vote and Required Vote	41
Principal Shareholders	41
Dissent Rights	42
Other Business	42
THE ARRANGEMENT	42
Background	42
Recommendation of Minefinders Board	45
Reasons for the Arrangement	45
Fairness Opinion	47
Approval of Arrangement Resolution	48
Voting Agreement	48
Completion of the Arrangement – Effective Time	49
Conditions to Completion of the Arrangement	49
Arrangement Mechanics	53
Securities Law Matters	62
Expenses	65

( i )

Interests of Certain Persons in the Arrangement	65
The Arrangement Agreement	67
Treatment of Minefinders Convertible Notes	82
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	83
Minefinders Shareholders - General	84
Holders Resident in Canada	84
Holders Not Resident in Canada	88
Minefinders Optionholders - General	90
ELIGIBILITY FOR INVESTMENT OF PAN AMERICAN SHARES	91
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	91
Scope of This Disclosure	92
Certain U.S. Federal Income Tax Consequences of the Arrangement	94
Ownership and Disposition of Pan American Shares	98
Additional Considerations	100
INFORMATION CONCERNING MINEFINDERS	102
Business of Minefinders	102
Ownership of Minefinders Securities by Minefinders Directors and Officers	103
Prior Sales	103
Consolidated Capitalization	105
Prior Valuations	106
Recently Completed and Probable Acquisitions	106
Material Changes in the Affairs of Minefinders	106
Interest of Informed Persons in Material Transactions	106
Benefits to Insiders, Affiliates and Associates	106
Commitments to Vote In Favour of the Arrangement	106
Trading Price and Volume of Minefinders Shares	107
INFORMATION CONCERNING PAN AMERICAN	108
DISSENT RIGHTS	108
RISK FACTORS	110
Risks Associated with the Arrangement	110
Risks Relating to Minefinders	112
Risks Relating to Pan American	113
INTERESTS OF EXPERTS	114
ADDITIONAL INFORMATION	114
APPROVAL OF THE MINEFINDERS BOARD OF DIRECTORS	115
CONSENT OF BMO CAPITAL MARKETS	116
CONSENT OF KPMG LLP	117
CONSENT OF DELOITTE & TOUCHE LLP	118

APPENDICES

Appendix A	ARRANGEMENT RESOLUTION
Appendix B	PLAN OF ARRANGEMENT
Appendix C	FAIRNESS OPINION
Appendix D	INTERIM ORDER AND NOTICE OF APPLICATION
Appendix E	DISSENT RIGHTS – SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
Appendix F	INFORMATION CONCERNING PAN AMERICAN
Appendix G	UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF PAN AMERICAN
Appendix H	COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND THE OBCA

( ii )

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

Minefinders Corporation Ltd.

NOTICE IS HEREBY GIVEN that, pursuant to an order of the Superior Court of Justice of Ontario dated February 17, 2012 (the "Interim Order"), a special meeting (the "Minefinders Meeting") of the holders ("Minefinders Securityholders") of common shares ("Minefinders Shares") and options ("Minefinders Options") of Minefinders Corporation Ltd. ("Minefinders") will be held at the Vancouver Marriott Pinnacle Downtown Hotel at 1128 West Hastings Street, Vancouver, British Columbia V6E 4R5 on Monday, March 26, 2012 at 11:00 a.m. (Pacific time) for the following purposes:

1.

to consider, and, if deemed advisable, to pass, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") involving Minefinders, the Minefinders Securityholders and Pan American Silver Corp. ("Pan American") under section 182 of the Business Corporations Act (Ontario) (the "OBCA"). The full text of the Arrangement Resolution is set forth in Appendix A to the accompanying management information circular dated February 17, 2012 (the "Circular"); and

2.	to transact such other business as may properly come before the Minefinders Meeting or any adjournment thereof.

Details of the matters proposed to be put before the Minefinders Meeting are described in the Circular, which forms part of this Notice.

The Minefinders Board has fixed February 14, 2012 as the record date for determining Minefinders Shareholders and Minefinders Optionholders who are entitled to receive notice of and vote at the Minefinders Meeting.

Whether or not you are able to attend, we urge you to complete and return the enclosed form of proxy. To be effective, a proxy must be received by Computershare Investor Services Inc. by not later than 11:00 a.m. (Pacific time) on March 23, 2012 or, if the Minefinders Meeting is adjourned or postponed, at least twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays) before the reconvened Minefinders Meeting. Minefinders Securityholders who are planning to return the form of proxy are encouraged to review the Circular carefully before submitting their proxy form.

If you hold your Minefinders Shares through a broker or other person, instead of a proxy you will find enclosed a voting instruction form – please see "Information Concerning the Minefinders Meeting – Voting By Registered and Non-Registered Holders" on starting on page 39 of the Circular for instructions on how to ensure you are represented at the Minefinders Meeting.

Registered Minefinders Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Minefinders Shares in accordance with the provisions of section 185 of the OBCA and the Interim Order. A Minefinders Shareholder's right to dissent is more particularly described in the Circular and the text of section 185 of the OBCA is set forth in Appendix E to the Circular. Please refer to the Circular under the heading "Dissent Rights" for a description of the right to dissent in respect of the Arrangement.

iii

Failure to strictly comply with the requirements set forth in section 185 of the OBCA and the Interim Order with respect to the Arrangement may result in the loss of any right to dissent.

Persons who are beneficial owners of Minefinders Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Minefinders Shares are entitled to dissent. Accordingly, a beneficial owner of Minefinders Shares desiring to exercise the right to dissent must make arrangements for the Minefinders Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Minefinders or, alternatively, make arrangements for the registered holder of such Minefinders Shares to dissent on behalf of the holder.

DATED at Vancouver, British Columbia, February 17, 2012.

BY ORDER OF THE BOARD OF DIRECTORS OF
Minefinders Corporation Ltd.

"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

iv

MINEFINDERS CORPORATION LTD. MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Minefinders Corporation Ltd. ("Minefinders"). The accompanying form of proxy is for use at the Minefinders Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain defined terms used in this Circular can be found starting on page 22 of this Circular.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular, unless otherwise indicated is given as of February 17, 2012.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should be considered or relied upon as not having been authorized. This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of securities referred to herein shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

All summaries of, and references to, the Arrangement and the Arrangement Agreement are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix B to this Circular and, in the case of the Arrangement Agreement, to the complete text of such agreement, as amended by the Amendment Agreement. The Arrangement Agreement and Amendment Agreement were filed by Minefinders on the Canadian securities regulatory authorities' website at www.sedar.com on February 1, 2012 and February 17, 2012, respectively.

All references to internet addresses in this Circular are inactive textual references only and the contents of any website are not incorporated herein by reference.

Information contained in this Circular should not be construed as legal, tax or financial advice and Minefinders Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

The Arrangement has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Arrangement or upon the accuracy or adequacy of the information contained in this Circular and any representation to the contrary is unlawful.

Information Contained in this Circular Regarding Pan American

The information concerning Pan American, its affiliates and the Pan American Shares contained in this Circular and all Pan American documents filed by Pan American with a securities commission or similar authority in Canada that are incorporated by reference herein have been provided by Pan American for inclusion in this Circular. In the Arrangement Agreement, Pan American provided a covenant to Minefinders that it would ensure that the information provided by it for the preparation of this Circular is complete and accurate in all material respects, complies in all material respects with applicable Laws and, without limiting the generality of the foregoing, does not include any misrepresentation concerning Pan American, its affiliates or the Pan American Shares. Although Minefinders has no knowledge that would indicate any statements contained herein relating to Pan American, its affiliates or the Pan American Shares taken from or based upon such information provided by Pan American are incomplete or inaccurate, neither Minefinders nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Pan American, its affiliates or the Pan American Shares, or for any failure by Pan American to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Minefinders.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular, the pro forma financial statements of Pan American and certain of the material incorporated by reference into this Circular contain "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (forward-looking information and forward-looking statements being collectively herein after referred to as "forward-looking statements"). These forward-looking statements are made as of the date of this document or as of the date of the document from which they are incorporated by reference.

Forward-looking statements relate to future events or future performance and reflect Minefinders and Pan American managements' expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the Arrangement; covenants of Minefinders and Pan American; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps of the Arrangement; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of, and developments related, to Minefinders and Pan American after the date of this Circular and prior to the Effective Time and to and of Pan American after the Effective Time; Minefinders Securityholder Approval, Pan American Shareholder Approval and Court approval of the Arrangement; regulatory approval of the Arrangement; market position, and future financial or operating performance of Minefinders or Pan American; liquidity of Pan American Shares following the Effective Time; statements based on the unaudited pro forma financial statements of Pan American attached as Appendix F to this Circular; future expansion, development and exploration activities; goals; strategies; future growth; and other events or conditions that may occur in the future.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "plans", "expects" or "does not expect", "is expected", "budget", "potential", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "will", "may", "could", "would", "might" or "will" be taken or occur or be achieved or the negative of these terms or comparable terminology) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Minefinders or Pan American to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: failure to complete the Arrangement could negatively impact the market price for Minefinders Shares and future business and financial results; the conditions to the Arrangement not being satisfied, in which case the Arrangement would not be completed; a "market overhang" could adversely affect the market price of Minefinders after completion of the Arrangement; Minefinders Shareholders will receive a fixed number of Pan American Shares based on a fixed exchange ratio, and therefore the Pan American Shares received by Minefinders Shareholders may have a lower market value than expected; risks related to the integration of Minefinders' and Pan American's businesses, including integration of their respective management teams and board members; capital requirements and operating risks associated with the expanded operations of Pan American after the Effective Time; risks associated with aggregating the individual risks affecting Minefinders and Pan American separately, including risks associated with the operation of leach pads; as well as those factors detailed from time to time in Minefinders' and Pan American's interim and annual financial statements and MD&A relating to those statements, all of which are filed and available for review on their respective profiles on SEDAR at www.sedar.com. This list is not exhaustive of the factors that may affect any forward-looking statements of Minefinders or Pan American.

Although each of Minefinders and Pan American has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in such forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Minefinders and Pan American provide no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Minefinders and Pan American do not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Pan American Securities to be issued to Minefinders Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Minefinders Securityholders as further described in this Circular under the heading "The Arrangement – Securities Law Matters", and in reliance on exemptions from or qualifications under the registration requirements under any applicable securities laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act provides an exemption from the registration requirements of the U.S. Securities Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who will be "affiliates" of Pan American after the Effective Time or who have been affiliates of Pan American within 90 days before the Effective Time. Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were previously issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Pan American Shares issuable upon the exercise of the Pan American Options may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable securities laws of any state of the United States. See "The Arrangement – Securities Law Matters" in this Circular.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Minefinders Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Minefinders and Pan American has been prepared in accordance with the requirements of Canadian securities laws, which may differ from the requirements of United States securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the requirements of NI 43-101 for identification of "reserves" are not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Further, the term "resource" does not equate to the term "reserve". The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained tonnes" in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Investors are cautioned not to assume that all or any part of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into "reserves". Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with either International Financial Reporting Standards or Canadian generally accepted accounting principles, both of which differ from U.S. generally accepted accounting principles in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Minefinders Securityholders should be aware that the Arrangement described in this Circular may have tax consequences in both the United States and Canada. Minefinders Securityholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Circular under the heading "Certain United States Federal Income Tax Considerations" and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Minefinders Securityholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that each of Minefinders and Pan American is incorporated or organized outside the United States, that some of their respective directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for Minefinders Securityholders in the United States to effect service of process within the United States upon Minefinders or Pan American, their respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States. In addition, Minefinders Securityholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any applicable securities laws of any state of the United States.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated herein, references to "$", "Cdn$" or "Canadian dollars" are to Canadian dollars, and references to "US$" or "U.S. dollars" are to United States dollars.

The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange.

	Month
	ended
	January 31,	Year ended December 31
	2012	2011	2010	2009
High	1.0272	1.0604	1.0778	1.300
Low	0.9986	0.9449	0.9946	1.0292
Average Rate for Period	1.0133	0.9891	1.0299	1.1420
Rate and End of Period	1.0052	1.0170	0.9946	1.0466

On February 17, 2012, the exchange rate for one U.S. dollar expressed in Canadian dollars was $0.9970, based upon the Bank of Canada noon spot rate of exchange.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Minefinders' financial reports included herein and incorporated by reference are reported in United States dollars. Minefinders' financial statements included herein and incorporated by reference and relating to financial periods beginning prior to January 1, 2011 have been prepared in accordance with Canadian generally accepted accounting principles, which are reconciled to U.S. generally accepted accounting principles where required, and in respect of financial periods beginning on or after January 1, 2011 (including financial information for comparative periods included in such financial statements) are prepared in accordance with International Financial Reporting Standards. Pan American's financial reports included herein and incorporated by reference are reported in United States dollars. Pan American's financial statements included herein and incorporated by reference and relating to financial periods beginning prior to January 1, 2011 have been prepared in accordance with Canadian generally accepted accounting principles, which are reconciled to U.S. generally accepted accounting principles where required, and in respect of financial periods beginning on or after January 1, 2011 (including financial information for comparative periods included in such financial statements) are prepared in accordance with International Financial Reporting Standards.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Minefinders and its subsidiaries has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from Minefinders at Suite 228, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Attention: Director of Corporate Communications, Telephone: (604) 687-6263 or, toll free in Canada and the U.S.: 1-866-687-6263. These documents are also available on SEDAR at www.sedar.com.

The following documents of Minefinders, filed by Minefinders with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Circular:

(a)	Minefinders' AIF for the financial year ended December 31, 2010, dated February 24, 2011;

(b)

Minefinders' annual consolidated financial statements as at December 31, 2010, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010, together with the notes thereto, the auditors' report thereon and MD&A filed in connection with those annual consolidated financial statements;

(c)

Minefinders' condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011 and 2010, together with the MD&A filed in connection with those interim financial statements;

(d)	material change report of Minefinders dated February 1, 2012 announcing the execution of the Arrangement Agreement;

(e)	the Arrangement Agreement; and

(f)	the Amendment Agreement.

Any documents of the type referred to above as well as any financial information, management information circulars, business acquisition reports and any material change reports (excluding confidential material change reports) subsequently filed by Minefinders with securities regulatory authorities in Canada, after the date of this Circular and prior to the Effective Time or withdrawal of the Arrangement, shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular, to the extent that a statement contained in this Circular or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Appendices, all of which are important and should be reviewed carefully. Capitalized terms used but not defined in this summary have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Circular.

Date, Time, Place and Purpose of the Minefinders Meeting

The Minefinders Meeting will be held at the Vancouver Marriott Pinnacle Downtown Hotel at 1128 West Hastings Street, Vancouver, British Columbia V6E 4R5 on Monday, March 26, 2012 at 11:00 a.m. (Pacific time). The purpose of the Minefinders Meeting is to consider the Arrangement Resolution. See "Information Concerning the Minefinders Meeting".

The Companies

Minefinders is in the business of the mining and development of, and the exploration for, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. Minefinders' properties are located in Mexico and the United States. Minefinders' principal mineral property interest is the Dolores property, a multi-million ounce gold and silver mine located in Chihuahua, Mexico.

Pan American's mission is to be the world's largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves. Headquartered in Vancouver, British Columbia, it owns and operates seven producing primary silver mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad silver development project in Chubut, Argentina, one of the world's largest undeveloped silver resource properties, and is the operator of the La Preciosa silver development project in Mexico.

The Arrangement

The Arrangement will be implemented by way of the Plan of Arrangement, subject to and pursuant to the terms and conditions of the Arrangement Agreement. Implementation of the Arrangement is also subject to the approval of the Court under the OBCA. The Plan of Arrangement is attached to this Circular as Appendix B. Minefinders Securityholders are encouraged to read the Plan of Arrangement in its entirety. See "The Arrangement – Arrangement Mechanics".

The Arrangement Resolution requires approval by:

(i)	two-thirds of the votes cast by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class; and

(ii)	two-thirds of the votes cast by the Minefinders Shareholders and the Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class.

Should Minefinders Securityholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. See "Information Concerning the Minefinders Meeting – Record Date, Minefinders Securityholders Entitled to Vote and Required Vote".

Consideration under the Arrangement

Minefinders Shareholders

Under the Arrangement, Minefinders Shareholders will be entitled to elect to receive, in exchange for each Minefinders Share held:

(i)	0.55 of a Pan American Share and $1.84 in cash (the "Full Proration Option");

(ii)

0.6235 of a Pan American Share and $0.0001 in cash (the "Pan American Share Option"), subject to proration on the basis of an aggregate maximum number of Pan American Shares equal to the Available Share Amount; or

(iii)	$15.60 in cash (the "Cash Option"), subject to proration on the basis of an aggregate maximum cash amount equal to the Available Cash Amount.

Minefinders Shareholders will be deemed to have elected to receive the Full Proration Option in exchange for any Minefinders Shares for which no valid election is made by 5:00 p.m. (Pacific time) on March 22, 2012 (or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting).

The average consideration to be paid for a Minefinders Share will be equal to the Full Proration Option. However, the Plan of Arrangement contemplates that, subject to proration, Minefinders Shareholders will be entitled to elect to receive a greater portion of cash by electing to receive the Cash Option or a greater portion of Pan American Shares by electing to receive the Pan American Share Option.

The aggregate cash to be paid under the Arrangement to Minefinders Shareholders (excluding Dissenting Shareholders and the nominal cash paid in respect of the Pan American Share Option) will not exceed the Available Cash Amount. If the aggregate amount of cash that would otherwise be received by Minefinders Shareholders who elected or are deemed to have elected the Cash Option or the Full Proration Option exceeds the Available Cash Amount, the amount of cash payable to Minefinders Shareholders who have validly elected the Cash Option will be reduced pro rata on the basis of the Cash Option Available Cash Amount, such that the aggregate amount of cash payable to Minefinders Shareholders who have elected the Cash Option and to Minefinders Shareholders who have elected or are deemed to have elected the Full Proration Option equals the Available Cash Amount. To the extent that cash elected by Minefinders Shareholders who have elected the Cash Option exceeds the Cash Option Available Cash Amount, such Minefinders Shareholders will receive Pan American Shares and cash equal in amount to the amount such Minefinders Shareholder would have received if he, she or it had elected the Pan American Share Option for each Minefinders Share for which he, she or it would otherwise have received a payment in cash but for the effect of the proration provisions.

The aggregate number of Pan American Shares to be issued under the Arrangement to Minefinders Shareholders will not exceed the Available Share Amount. If the aggregate number of Pan American Shares that would otherwise be received by Minefinders Shareholders who elected or are deemed to have elected the Pan American Share Option and the Full Proration Option exceeds the Available Share Amount, the number of Pan American Shares issuable to Minefinders Shareholders who have validly elected the Pan American Share Option will be reduced pro rata on the basis of the Pan American Share Option Available Share Amount, such that the aggregate number of Pan American Shares to be issued to Minefinders Shareholders who have elected the Pan American Share Option and to Minefinders Shareholders who have elected or are deemed to have elected the Full Proration Option equals the Available Share Amount. To the extent that the number of Pan American Shares elected by Minefinders Shareholders who have elected the Pan American Share Option exceeds the Pan American Share Option Available Share Amount, such

Minefinders Shareholders will receive such an amount of cash equal in amount to the amount as such Minefinders Shareholder would have received had he, she or it elected the Cash Option for each Minefinders Share for which he, she or it would otherwise have received Pan American Shares but for the effect of the proration provisions.

Minefinders Optionholders

Under the Arrangement, each option certificate representing Minefinders Options outstanding immediately prior to the Effective Time and not conditionally exercised by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting will thereafter be deemed to represent Pan American Options granted in exchange for such Minefinders Options upon completion of the Arrangement. Each Pan American Option will entitle the holder thereof to purchase from Pan American the number of Pan American Shares equal to 0.6235 multiplied by the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time at an exercise price per Pan American Share equal to the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option divided by 0.6235 (subject to rounding and adjustment pursuant to the Arrangement). Each Pan American Option will be on the same terms and conditions as the original Minefinders Option, except that the expiry date for all outstanding Pan American Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its Affiliates:

(a)

who cease to be employees, officers, directors or consultants of Minefinders or any of its Affiliates on the Effective Date will be extended to the earlier of (i) 12 months from the Effective Date, and (ii) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(b)

whose service with Minefinders, Pan American or any Affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (i) the later of (A) 12 months from the Effective Date, and (B) 90 days from the date of such termination; and (ii) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

In connection with approving the entering into of the Arrangement Agreement on January 22, 2012, the Compensation Committee of the Minefinders Board passed a resolution accelerating the vesting of all Minefinders 2011 Options that would otherwise be unvested, to immediately prior to the Effective Time.

Minefinders Optionholders who do not want to receive Pan American Options in exchange for their Minefinders Options can exercise their Minefinders Options and participate in the Arrangement on the same basis as a Minefinders Shareholder. In addition to the normal exercise procedure, arrangements have been put in place to allow Minefinders Optionholders to exercise their Minefinders Options conditionally upon the Arrangement taking effect. See "The Arrangement – Arrangement Mechanics – Procedure for Exchange of Minefinders Options".

Recommendation of Minefinders Board

The Minefinders Board has unanimously determined, after receiving financial and legal advice, that the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Minefinders. The determination of the Minefinders Board is based on various factors described more fully under the heading "The Arrangement – Reasons for the Arrangement".

The Minefinders Board has unanimously approved the Arrangement and unanimously recommends that Minefinders Securityholders vote FOR the Arrangement Resolution.

Each Minefinders Director intends to vote all of his Minefinders Shares (including any Minefinders Shares issued upon the exercise of any Minefinders Options) in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Voting Agreement.

Reasons for the Arrangement

The Minefinders Board has reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Minefinders' senior management and its financial, legal and technical advisors. The principal reasons for the unanimous recommendation of the Minefinders Board that Minefinders Shareholders vote FOR the Arrangement Resolution include:

  the significant premium offered;

  the ability of Minefinders Shareholders to participate in the success of the combined company;

  Pan American's operational, expansion and development expertise;

  Pan American's management expertise and experience in operations in Mexico and Latin America;

  the Fairness Opinion;

  the terms of Arrangement are superior to the initial proposal from Pan American, as well as other potential transactions considered by the Minefinders Board, and the Arrangement does not foreclose the possibility of any Superior Proposals;

  the Arrangement requires the approval of Minefinders Securityholders and the Court;

  the willingness of directors and executive officers of Minefinders to enter into the Voting Agreement with Pan American;

  the likelihood of the Arrangement being completed is considered by the Minefinders Board to be high;

  the Arrangement Agreement allows the Minefinders Board, in the exercise of its fiduciary duties, to respond, prior to the approval of the Arrangement by Minefinders Securityholders, to certain unsolicited acquisition proposals which may be superior to the Arrangement; and

  Registered Minefinders Shareholders who oppose the Arrangement may, upon strict compliance with certain conditions, exercise Dissent Rights.

For a more detailed summary of the principal reasons for the unanimous recommendation of the Minefinders Board that Minefinders Shareholders vote FOR the Arrangement Resolution and a discussion of other information and reports considered by the Minefinders Board see "The Arrangement – Reasons for the Arrangement" and "Statements Regarding Forward-Looking Information".

Fairness Opinion

Minefinders retained BMO Capital Markets to act as financial advisor to the Minefinders Board. In connection with its mandate, at the meeting of the Minefinders Board on January 22, 2012, BMO Capital Markets made a presentation to the Minefinders Board and delivered its opinion dated January 22, 2012, that, as of such date and based upon and subject to the scope of review, assumptions and limitations set forth therein, the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement was fair from a financial point of view to the Minefinders Shareholders (other than Pan American and its affiliates). See "The Arrangement – Fairness Opinion".

The full text of the written Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix C to this Circular. Minefinders Securityholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion as set out in Appendix C.

The Fairness Opinion is not a recommendation to any Minefinders Securityholder as to how to vote or act on any matter relating to the Arrangement. The Minefinders Board urges Minefinders Securityholders to read the Fairness Opinion carefully and in its entirety.

Voting Agreement

On January 22, 2012, Pan American entered into the Voting Agreement with the Locked-up Shareholders, being all of the directors and executive officers of Minefinders. The Voting Agreement sets forth, among other things, the agreement of such directors and officers to vote all of the Minefinders Securities held by them in favour of the Arrangement Resolution.

As of January 23, 2012 (the date on which the Arrangement was announced), 1,518,954 of the outstanding Minefinders Shares and 1,810,000 of the outstanding Minefinders Options were subject to the Voting Agreement, representing approximately 1.69% of the Minefinders Shares and 62.45% of the Minefinders Options, respectively, and 3.5% of the Minefinders Securities outstanding. As of the Record Date, 1,518,954 of the outstanding Minefinders Shares and 1,810,000 of the outstanding Minefinders Options were subject to the Voting Agreement, representing approximately 1.69% of the Minefinders Shares and 69.69% of the Minefinders Options, respectively, and 3.5% of the Minefinders Securities outstanding.

The Voting Agreement terminates upon completion of the Arrangement or upon earlier termination of the Arrangement Agreement in accordance with the terms thereof.

See "The Arrangement – Voting Agreement".

Completion of the Arrangement – Effective Time

Completion of the Arrangement is expected to occur on or about March 30, 2012; however, completion of the Arrangement is dependent on many factors, some of which are beyond the control of Minefinders and Pan American, and it is not possible at this time to determine precisely when or if the Arrangement will become effective. It is possible that completion may be delayed if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event shall completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement between Minefinders and Pan American in accordance with the terms of the Arrangement Agreement. See "The Arrangement – Completion of the Arrangement –Effective Time".

Conditions to Completion of the Arrangement

Completion of the Arrangement is subject to a number of usual and customary conditions to closing, including that Minefinders Securityholder Approval, Pan American Shareholder Approval, the approval of the Court, the Antitrust Clearances and all applicable regulatory approvals have been obtained. See "The

Arrangement – Conditions to Completion of the Arrangement" and "The Arrangement – The Arrangement Agreement – Conditions Precedent to the Arrangement".

Elections and Exchange of Minefinders Shares

At the time of sending this Circular to each Minefinders Shareholder, Minefinders is also sending to each Registered Minefinders Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Minefinders Shareholders only and is not to be used by Non-Registered Holders.

Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the Pan American Shares and cash to which they are entitled in respect of their Minefinders Shares. Brokers and other Intermediaries likely have established cut-off times that are up to 48 hours prior to the Election Deadline. Minefinders Shareholders must instruct their brokers or other Intermediaries promptly if they wish to have a choice of options and in order to receive the Consideration to which they are entitled under the Arrangement as soon as possible after the Effective Date.

Minefinders Shareholders will be deemed to have elected to receive the Full Proration Option in exchange for any Minefinders Shares for which no valid election is made by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting.

The Letter of Transmittal contains instructions with respect to the deposit of certificates representing Minefinders Shares with the Depositary in order to receive certificates representing Pan American Shares and the cash to which Minefinders Shareholders are entitled under the Arrangement.

See "The Arrangement – Arrangement Mechanics – Procedure for Exchange of Minefinders Shares".

No fractional Pan American Shares will be issued under the Arrangement. The number of Pan American Shares to be issued to Minefinders Shareholders shall be rounded down to the nearest whole Pan American Share in the event that a Minefinders Shareholder is entitled to a fractional Pan American Share and the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of one whole Pan American Share having a value equal to $25.02 (being the closing sale price per Pan American Share on the last full trading day prior to the date on which Minefinders and Pan American announced that they had entered into the Arrangement Agreement, as reported on the TSX), multiplied by the fractional share amount.

Minefinders Shareholders will be deemed to have elected to receive the Full Proration Option in exchange for any Minefinders Shares for which no election is made by 5:00 p.m. Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting.

If you have any questions relating to the Arrangement or the deposit of Minefinders Shares, please contact Kingsdale Shareholder Services Inc., at 1-877-659-1818 toll-free in North America, or at 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleshareholder.com.

Termination of Rights after Six Years

To the extent that a former Minefinders Shareholder has not complied with the requirement to deliver the certificate representing its Minefinders Shares, along with a duly completed Letter of Transmittal, to the Depositary, or if such certificate has been lost, stolen or destroyed has not provided the required bond or indemnities and otherwise complied with the applicable procedures described in "The Arrangement –Arrangement Mechanics – Procedure for Exchange of Minefinders Shares", on or before the date that is six (6) years after the Effective Date, then the Consideration that such former Minefinders Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Minefinders Shareholder was entitled, shall be delivered to Pan American by the Depositary and certificates representing Pan American Shares forming the Consideration shall be cancelled by Pan American, and the interest of the former Minefinders Shareholder in such Pan American Shares and cash shall be terminated as of the date that is six (6) years after the Effective Date.

Stock Exchange Listing and Reporting Issuer Status

The Minefinders Shares will be delisted from the TSX and the NYSE Amex after the Effective Time and applications will be made to have Minefinders cease to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and for the Minefinders Shares to be de-registered under the U.S. Exchange Act.

Non-Solicitation of Acquisition Proposals

Pursuant to the Arrangement Agreement, each of Minefinders and Pan American has agreed not to solicit or encourage any Acquisition Proposals. Nevertheless, each of Minefinders and Pan American is permitted to consider and accept a Superior Proposal under certain conditions. Pan American has the right to match any Acquisition Proposal that the Minefinders Board has decided is a Superior Proposal in accordance with the Arrangement Agreement.

Minefinders' right to consider Superior Proposals continues only until the Minefinders Meeting. If the Minefinders Board accepts a Superior Proposal, Minefinders must pay Pan American the Minefinders Termination Payment.

Pan American's right to consider Superior Proposals continues only until the Pan American Meeting. If the Pan American Board accepts a Superior Proposal, Pan American must pay Minefinders the Pan American Termination Payment.

See "The Arrangement – The Arrangement Agreement – Non-Solicitation Covenants" and "The Arrangement – The Arrangement Agreement – Termination and Termination-Related Payments".

Termination of the Arrangement Agreement and Termination Related Payments

The Arrangement Agreement contains a number of termination events, some of which lead to the payment by Minefinders to Pan American of the Minefinders Termination Payment or Minefinders Expense Payment or the payment by Pan American to Minefinders of the Pan American Termination Payment or the Pan American Expense Payment. These termination events and required payments are summarized below.

Termination By Minefinders

The Arrangement Agreement may be terminated by Minefinders if:

(a)	Pan American provides its written agreement no Termination Payment or Expense Payment is payable;

(b)
the Effective Time does not occur on or before the Outside Date except the right to terminate in this manner is not available to Minefinders if Minefinders' failure to fulfill any of its obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by the Outside Date – no Expense Payment or Termination Payment is payable except as provided below see"Termination Payment Tail" below;

(c)
after the date of the Arrangement Agreement, there is enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Minefinders or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable no Termination Payment or Expense Payment is payable;

(d)
Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval shall not have been obtained at the Minefinders Meeting in accordance with the Interim Order the Minefinders Expense Payment is payable (unless Pan American Shareholder Approval was not obtained at the Pan American Meeting or a Pan American Material Adverse Effect occurs prior to the Minefinders Meeting) but no Termination Payment is payable except as provided below see "Termination Payment Tail" below;

(e)
Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting the Pan American Expense Payment is payable (unless Minefinders Shareholder Approval was not obtained at the Minefinders Meeting or a Minefinders Material Adverse Effect occurs prior to the Pan American Meeting) but no Termination Payment is payable except as provided below see "Termination Payment Tail" below;

(f)
(i) subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Pan American Meeting, there is a Pan American Change in Recommendation; (ii) prior to the Effective Time, the Pan American Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (iii) prior to the Effective Time, Pan American has breached its non-solicitation covenants in the Arrangement Agreement in any material respect the Pan American Termination Payment is payable if Minefinders terminates prior to the Pan American Meeting except in circumstances where the Pan American Change in Recommendation resulted from the occurrence of a Minefinders Material Adverse Effect;

(g)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American in the Arrangement Agreement has occurred that would cause the conditions precedent set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions in Favour of Minefinders" not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Minefinders; provided, however, that Minefinders is not then in breach of the Arrangement Agreement so as to cause any condition set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions in Favour of Minefinders" not to be satisfied the Pan American Expense Payment is payable; and

(h)
Minefinders wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement), subject to compliance with Minefinders' non-solicitation covenants under the Arrangement Agreement in all material respects the Minefinders Termination Payment is payable (and no such termination shall be effective unless and until Minefinders has paid the Minefinders Termination Payment to Pan American).

Termination by Pan American

The Arrangement Agreement may be terminated by Pan American if:

(a)	Minefinders provides its written agreement no Termination Payment or Expense Payment is payable;

(b)
the Effective Time does not occur on or before the Outside Date except the right to terminate in this manner is not available to Pan American if Pan American's failure to fulfill any of its obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by the Outside no Expense Payment or Termination Payment is payable except as provided below see"Termination Payment Tail" below;

(c)
after the date of the Arrangement Agreement, there is enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Minefinders or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable no Termination Payment or Expense Payment is payable;

(d)
Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval shall not have been obtained at the Minefinders Meeting in accordance with the Interim Order the Minefinders Expense Payment is payable (unless Pan American Shareholder Approval was not obtained at the Pan American Meeting or a Pan American Material Adverse Effect occurs prior to the Minefinders Meeting) but no Termination Payment is payable except as provided below – see "Termination Payment Tail" below;

(e)
Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting – the Pan American Expense Payment is payable (unless Minefinders Shareholder Approval was not obtained at the Minefinders Meeting or a Minefinders Material Adverse Effect occurs prior to the Pan American Meeting) but no Termination Payment is payable except as provided below – see "Termination Payment Tail" below;

(f)
(i) subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Minefinders Meeting, there is a Minefinders Change in Recommendation; (ii) prior to the Effective Time, the Minefinders Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (iii) prior to the Effective Time, Minefinders has breached its non-solicitation covenants in the Arrangement Agreement in any material respect the Minefinders Termination Payment is payable if Pan American terminates prior to the Minefinders Meeting except in circumstances where the Minefinders Change in Recommendation resulted from the occurrence of a Pan American Material Adverse Effect;

(g)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Minefinders in the Arrangement Agreement has occurred that would cause the conditions precedent set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions in Favour of Pan American" above not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Pan American; provided, however, that Pan American is not then in breach of the Arrangement Agreement so as to cause any condition set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement – Conditions Precedent to the Arrangement – Additional Conditions in Favour of Pan American" not to be satisfied the Minefinders Expense Payment is payable; and

(h)
if Pan American wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement), subject to compliance with Pan American's non-solicitation covenants under the Arrangement Agreement in all material respects the Pan American Termination Payment is payable (and no such termination shall be effective unless and until Pan American has paid the Pan American Termination Payment to Minefinders).

Termination Payment Tail

In addition to the above termination payments:

(a)	the Minefinders Termination Payment will be payable if either Party terminates the Arrangement Agreement because:

(i)	the Effective Time does not occur on or before the Outside Date (in circumstances where it is permitted under the Arrangement Agreement to do so); or

(ii)	Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval has not been obtained at the Minefinders Meeting in accordance with the Interim Order,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Minefinders shall have been made or publicly announced by any Person other than Pan American; and (y) within twelve (12) months following the date of such termination, Minefinders or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Minefinders; provided, however, that Minefinders shall be entitled to deduct from the Minefinders Termination Payment an amount equal to the Minefinders Expense Payment if any such payment was paid to Pan American; and

(b)	the Pan American Termination Payment will be payable if either Party terminates the Arrangement Agreement because:

(i)	the Effective Time does not occur on or before the Outside Date (in circumstances where it is permitted under the Arrangement Agreement to do so); or

(ii)	Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Pan American shall have been made or publicly announced by any Person other than Minefinders; and (y) within twelve (12) months following the date of such termination, Pan American or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Pan American; provided, however, that Pan American shall be entitled to deduct from the Pan American Termination Payment an amount equal to the Pan American Expense Payment if any such payment was paid to Minefinders.

Treatment of Minefinders Convertible Notes

At the date of this Circular, there were US$36,235,000 aggregate principal amount of Minefinders Convertible Notes outstanding. The Minefinders Convertible Notes were convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each US$1,000 principal amount of Minefinders Convertible Notes. Minefinders Convertible Noteholders may be entitled to receive a conversion premium following the Effective Date in the form of Additional Shares as provided in the Indenture.

Minefinders Convertible Noteholders who elect to convert their Minefinders Convertible Notes prior to the Effective Date will receive Minefinders Shares pursuant to the Indenture and will participate in the Arrangement like any other Minefinders' Shareholder. Minefinders Convertible Noteholders who elect to convert their Minefinders Convertible Notes prior to the Effective Date are also entitled to receive Additional Shares on such conversion but, since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, such Additional Shares will be issued immediately prior to the Effective Time and will be exchanged as of the Effective Date pursuant to the terms of the Arrangement for the Consideration under the Arrangement.

Minefinders Convertible Noteholders who elect not to convert their Minefinders Convertible Notes prior to the Effective Date, will receive from Minefinders, within thirty (30) days after the Effective Date, an Offer to Purchase, being an offer to purchase for cash their Minefinders Convertible Notes at a price equal to the principal amount of the Minefinders Convertible Notes plus accrued and unpaid interest, including any additional amounts Minefinders Convertible Noteholders might be entitled to receive by virtue of the application of any Canadian withholding taxes.

Minefinders Convertible Noteholders who elect not to accept the Offer to Purchase will continue to hold their Minefinders Convertible Notes and will have a right to convert such Minefinders Convertible Notes. The Indenture provides that in lieu of the Consideration, Minefinders may elect to deliver Prescribed Securities (as defined in the Indenture) with a market value equal to the Consideration under the Arrangement. In accordance with the Indenture, at least thirty (30) days before the Effective Date, Minefinders expects to provide notice to Minefinders Convertible Noteholders stating that the Minefinders Convertible Notes will become convertible into Prescribed Securities such as Minefinders Shares upon the Effective Date, subject to Minefinders' overriding right to deliver cash upon conversion in lieu of such Prescribed Securities.

Certain Canadian Federal Income Tax Considerations

For Canadian federal income tax purposes, a Minefinders Shareholder who is a Resident Holder and who receives only cash in exchange for Minefinders Shares pursuant to the Arrangement will realize a capital gain (or a capital loss) to the extent that the amount of cash received for the Resident Holder's Minefinders Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Minefinders Shares to the Resident Holder.

A Minefinders Shareholder who is a Resident Holder and an Eligible Holder and whose Minefinders Shares are exchanged for cash and Pan American Shares should generally be able to exchange Minefinders Shares for Pan American Shares and cash under the Arrangement on a fully or partially tax-deferred rollover basis by making an appropriate Section 85 Election jointly with Pan American. A Minefinders Shareholder who does not make such Section 85 Election generally will realize a capital gain (or a capital loss) equal to the amount by which the aggregate of the fair market value of the Pan American Shares and cash received by the Minefinders Shareholder under the Arrangement exceeds (or is less than) the adjusted cost base to the Minefinders Shareholder of the Minefinders Shares so exchanged and any reasonable costs of disposition.

A Minefinders Shareholder who is not resident in Canada for the purpose of the Tax Act should not be subject to tax under the Tax Act on any capital gain realized on the exchange of Minefinders Shares for either (a) cash, or (b) Pan American Shares and cash, unless the Minefinders Shares are "taxable Canadian property" (as defined in the Tax Act) to such Minefinders Shareholder and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax convention.

A summary of the principal Canadian federal income tax considerations in respect of the Arrangement and the procedure for filing a Section 85 Election is included under "Certain Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

Certain United States Federal Income Tax Considerations

If the Minimum Stock Consideration Requirement (as defined in the section of this Circular entitled "Certain United States Federal Income Tax Considerations") is satisfied, then although the matter is not free from doubt, the Arrangement should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code. If the fair market value of the Pan American Shares on the Effective Date approximately equals their value on the date of this Circular, then the Minimum Stock Consideration Requirement should be satisfied. Assuming the Arrangement is treated as a tax-deferred reorganization then: (a) the U.S. Holders (as defined in the section of this Circular entitled "Certain United States Federal Income Tax Considerations") who receive Pan American Shares and cash will recognize gain (but not loss) to the extent of the lesser of (1) the excess of the fair market value of the Pan American Shares and the U.S. dollar amount of the Canadian dollars received on the date of receipt over the adjusted tax basis of the Minefinders Shares surrendered, and (2) the U.S. dollar amount of the Canadian dollars on the date of receipt; (b) a U.S. Holder's aggregate tax basis in the Pan American Shares received in the Arrangement will be equal to such U.S. Holder's aggregate tax basis in the Minefinders Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the Canadian dollars on the date of receipt; and (c) a U.S. Holder's holding period for the Pan American Shares received in the Arrangement will include such U.S. Holder's holding period for the Minefinders Shares surrendered in exchange therefor.

A U.S. Holder that is paid solely cash in exchange for all of such U.S. Holder's Minefinders Shares pursuant to the Arrangement generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of Canadian dollars received by such U.S. Holder in exchange for the Minefinders Shares surrendered and (b) the tax basis of such U.S. Holder in such Minefinders Shares surrendered.

Notwithstanding the foregoing, the "passive foreign investment company" rules under Sections 1291-1298 of the Code may affect the tax consequences to U.S. Holders of the transactions discussed herein. Additionally, certain information reporting and backup withholding rules may apply to certain categories of U.S. Holders.

The foregoing description of U.S. federal income tax considerations of the Arrangement to U.S. Holders is qualified in its entirety by the longer form discussion under "Certain United States Federal Income Tax Considerations" below, and neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder. Neither Minefinders nor Pan American has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge such tax treatment of the Arrangement or that the U.S. courts will uphold such tax treatment in the event of an IRS challenge. Accordingly, U.S. Holders should consult their own tax advisors with respect to their particular circumstances.

Dissent Rights

The Interim Order provides that each Registered Minefinders Shareholder will have the right to dissent and, if the Arrangement becomes effective, to have his or her Minefinders Shares cancelled in exchange for a cash payment from Pan American equal to the fair value of his or her Minefinders Shares in accordance with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order. In order to validly dissent, any such Registered Minefinders Shareholder must not vote any Minefinders Shares in respect of which Dissent Rights have been exercised in favour of the Arrangement Resolution, must provide Minefinders with written objection to the Arrangement by 5:00 p.m. (Pacific time) on March 22, 2012, or two (2) Business Days prior to any adjournment or postponement of the Minefinders Meeting. A Non-Registered Holder who wishes to exercise Dissent Rights must arrange for the Minefinders Shares beneficially owned by such holder to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Minefinders or, alternatively, arrange for the Registered Minefinders Shareholder(s) holding its Minefinders Shares to deliver the Dissent Notice on its behalf.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order, it will lose its Dissent Rights.

It is a condition of the Arrangement that holders of no more than 5% of the outstanding Minefinders Shares shall have exercised Dissent Rights (and not withdrawn such exercise).

See "Dissent Rights".

Risk Factors

In evaluating the Arrangement, Minefinders Securityholders should carefully consider the risk factors relating to the Arrangement. Some of these include, but are not limited to:

  The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a material adverse effect on Minefinders.

  There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

  Minefinders will incur costs even if the Arrangement is not completed, and may also be required to pay the Minefinders Termination Payment or Minefinders Expense Payment to Pan American.

  Minefinders Shareholders will receive fixed Consideration based on a fixed exchange ratio, and therefore the Pan American Shares received by Minefinders Shareholders may have a lower market value than expected.

  Minefinders Shareholders may not receive all Consideration in the form they elect.

  Minefinders directors and executive officers may have interests in the Arrangement that are different from those of the Minefinders Securityholders.

  If the Arrangement is not completed or if the market price of Pan American Shares declines, the market price for the Minefinders Shares may decline.

  Pan American is subject to different foreign investment risks than those to which Minefinders is subject.

  The issue of Pan American Shares under the Arrangement and their subsequent sale may cause the market price of Pan American Shares to decline.

For more information see "Risk Factors – Risks Associated with the Arrangement".

Additional risks and uncertainties, including those currently unknown to, or considered immaterial by, Minefinders, may also adversely affect the Minefinders Shares and/or the businesses of Minefinders and Pan American following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Minefinders Securityholders should also consider the risk factors associated with the businesses of Minefinders and Pan American included in this Circular, including the documents incorporated by reference herein. See "Risk Factors – Risks Relating to Minefinders", "Information Concerning Minefinders", "Information Concerning Pan American", Appendix F – "Information Concerning Pan American –

Risk Factors" and the section of Minefinders' most recent AIF dated February 24, 2011, which is incorporated by reference into this Circular, entitled "Risk Factors" for a description of these risks.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders. These defined terms are not used in the Appendices included herein.

"Acquireco"	means 2313983 Ontario Inc., a corporation existing under the OBCA;

"Acquisition Proposal"

means, in respect of a Party, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any bona fide offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to that Party or the shareholders of that Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries (or any lease, license, royalty, long term supply agreement, off-take agreement, hedging arrangement, or other arrangement having an economic effect similar to the acquisition or purchase of assets) that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of that Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of the voting or equity securities of: (A) that Party; or (B) any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) that Party; or (B) any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole; (d) an alliance, joint venture or earn-in right relating to 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (e) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated in the Arrangement Agreement or which would or could reasonably be expected to materially reduce the benefit to a Party under the Arrangement Agreement or the Arrangement; or (f) modification or proposed modification of any of the foregoing offers, proposals or inquiries;

"Additional Shares"	means the additional Minefinders Shares issuable on conversion of the Minefinders Convertible Notes as a result of the Arrangement in accordance with the Indenture;

"AIF"	means annual information form;

"Affiliate"	has the meaning described in NI 45-106;

"Amalco"	means Minefinders, as the corporation continuing from the amalgamation of Acquireco and Minefinders provided for in Subsection 3.1(g) of the Plan of Arrangement;

"Amendment Agreement"	means the amendment agreement dated February 14, 2012 between Minefinders and Pan American, effecting certain amendments to the Arrangement Agreement;

"Antitrust Clearance"

means, any applicable approval or clearance shall have been received from a Governmental Entity and any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to the following anti-trust filings:

(a)

if a competition brief is filed pursuant to the Arrangement Agreement, either: (i) an advance ruling certificate issued pursuant to the Competition Act or (ii) a no action letter has been issued by the Commissioner of Competition (Canada) confirming that the Commissioner of Competition (Canada) does not, as of the date of the letter, intend to challenge the transactions contemplated by the Arrangement Agreement but which reserves her right to do so; and

(b)

approval by Mexico's Federal Competition Commission without any condition or limitation whatsoever, or lapse of the 35 business-day period following the filing of the notification or, as applicable, receipt of additional information or documentation requested, without Mexico's Federal Competition Commission having issued clearance;

"ARC"	has the meaning given in this Circular under the heading "The Arrangement –Conditions to the Completion of the Arrangement – Regulatory Approvals –Competition Act";

"Arrangement"

means the arrangement of Minefinders under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 of the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order; provided, however, that any such amendment or variation is acceptable to both Minefinders and Pan American, each acting reasonably;

"Arrangement Agreement"	means the agreement made as of January 22, 2012 between Minefinders and Pan American, as amended by the Amendment Agreement, and as the same may be further supplemented or amended from time to time;

"Arrangement Resolution"

means the special resolution of the Minefinders Securityholders approving the Plan of Arrangement which is to be considered at the Minefinders Meeting the full text of which is attached as Appendix A to this Circular;

"Articles of Arrangement"

means the articles of arrangement to be filed in accordance with the OBCA after the Final Order is made, which shall be in form and content satisfactory to Minefinders and Pan American, each acting reasonably;

"Authorization"	means any authorization, order, permit, approval, grant, licence, registration,

consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

"Available Cash Amount"

means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in Subsection 3.1(c) of the Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by $1.84;

"Available Share Amount"

means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in Subsection 3.1(c) of the Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by 0.55;

"BCBCA"	means the Business Corporations Act (British Columbia), S.B.C. 2002, c. 57, and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

"BMO Capital Markets"	means BMO Nesbitt Burns Inc., financial advisor to Minefinders;

"Business Day"	means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Canadian Securities Administrators"	means the voluntary umbrella organization of Canada's provincial and territorial securities regulators;

"Cash Option"	means $15.60;

"Cash Option Available Cash Amount"	means the amount that is equal to the Available Cash Amount less the amount of cash payable to Minefinders Shareholders who elected or are deemed to have elected to receive the Full Proration Option;

"Change in Recommendation"	means, in respect of Minefinders or the Minefinders Board, a Minefinders Change in Recommendation and, in respect of Pan American or the Pan American Board, a Pan American Change in Recommendation;

"Circular"

means the accompanying notice of the Minefinders Meeting and this management information circular, including all appendices, schedules and exhibits thereto and hereto, sent by Minefinders to the Minefinders Securityholders in connection with the Minefinders Meeting;

"Code"	means the U.S. Internal Revenue Code of 1986, as amended;

"Commissioner of Competition"	means Commissioner of Competition appointed under the Competition Act;

"Competition Act"	means the Competition Act (Canada), as amended from time to time;

"Conditional Exercise Notice"

means a notice of exercise that is conditional upon completion of the Arrangement and that is validly given by a Minefinders Optionholder under the Minefinders 2003 Option Plan or the Minefinders 2011 Option Plan with respect to the exercise of Minefinders Options that are currently vested or vest upon a change of control pursuant to Section 3.4(f) of the Minefinders 2003 Option Plan or Section 6 of the Minefinders 2011 Option Plan;

"Confidentiality Agreements"	means the confidentiality agreements between Pan American and Minefinders dated March 14, 2011 and May 26, 2011 pursuant to which the Parties provided confidential information to each other;

"Consideration"

means the consideration which the Minefinders Shareholders are entitled to receive pursuant to the Plan of Arrangement, in exchange for each Minefinders Share held, consisting of the Pan American Share Option, the Cash Option or the Full Proration Option (subject to proration and adjustment in accordance with the terms of the Plan of Arrangement);

"Consideration Shares"	means the Pan American Shares to be issued pursuant to the Arrangement;

"Court"	means the Superior Court of Justice of Ontario;

"Depositary"	means Kingsdale Shareholder Services Inc. at its offices in Toronto;

"Dissent Notice"

means a written notice sent by a Registered Minefinders Shareholder to be received no later than before 5.00 p.m. (Pacific time) on March 22, 2012, or two (2) Business Days prior to any adjournment or postponement of the Minefinders Meeting, which notifies Minefinders of such Minefinders Shareholder's intention to exercise its Dissent Rights and which otherwise complies with section 185 of the OBCA;

"Dissent Rights"	means the rights of dissent exercisable by the Registered Minefinders Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

"Dissenting Shareholder"

means a registered Minefinders Shareholder who validly dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who does not withdraw such dissent prior to the Effective Time;

"Dissenting Shares"	means the Minefinders Shares held by Dissenting Shareholders;

"EDGAR"	means the Electronic Data Gathering, Analysis and Retrieval System of the SEC, which can be accessed online at www.sec.gov;

"Effective Date"	means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Effective Time"	means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Elected Cash Amount"

means the sum of (A) the product of (i) the Cash Option, and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Cash Option, plus (B) the product of (a) $1.84, and (b) the aggregate number of Minefinders

Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

"Elected Share Amount"

means the sum of (A) the product of (i) 0.6235 and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Pan American Share Option, plus (B) the product of (a) 0.55, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

"Election Deadline"

means 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days before the Minefinders Meeting or, if the Minefinders Meeting is adjourned or postponed, two (2) Business Days before the reconvened Minefinders Meeting;

"Eligible Holder"

means a beneficial holder of Minefinders Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

"Eligible Institution"

means a Canadian Schedule I Chartered Bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

"Environmental Laws"

means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

"Environmental Permit"	means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"Expense Payments"	means the Minefinders Expense Payment and the Pan American Expense Payment;

"Fairness Opinion"

means the written opinion dated January 22, 2012 from BMO Capital Markets delivered to the Minefinders Board in connection with the Arrangement, a copy of which is attached as Appendix C to this Circular;

"Final Order"

means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Full Proration Option"	means 0.55 of a Pan American Share and $1.84 in cash;

"GAAP"	means, in relation to any financial year beginning on or before December 31,

2010, generally accepted accounting principles in Canada as then set out in the Canadian Institute of Chartered Accountants Handbook, and, in relation to any financial year beginning after December 31, 2010, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook for an entity that prepares its financial statements in accordance with International Financial Reporting Standards;

"Governmental Entity"

means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, NYSE Amex and Nasdaq; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substances"

means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"HSR Act"	means the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended from time to time;

"Indenture"	means the indenture dated as of November 3, 2010 between Minefinders and the Note Trustee governing the Minefinders Convertible Notes;

"Interim Order"	means the order of the Court providing for, among other things, the calling and holding of the Minefinders Meeting, as such order may be amended, supplemented or varied by the Court;

"Intermediary"

means an intermediary with which a Non-Registered Shareholder deals with in respect of such holder's Minefinders Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans;

"IRS"	means the U.S. Internal Revenue Service;

"Law" or "Laws"

means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

"Letter of Transmittal"

means the letter of transmittal delivered by Minefinders with this Circular providing for the delivery to the Depositary of certificates in respect of Minefinders Shares and all other documents and instruments as the Depositary or Pan American may reasonably require;

"Locked-up Shareholders"

means Mark H. Bailey, Laurence Morris, Tench C. Page, Greg D. Smith, Robert Leclerc, H. Leo King, James M. Dawson and W. Robert Gilroy, who together hold 1,518,954 Minefinders Shares and Minefinders Options to acquire up to 1,810,000 Minefinders Shares;

"Material Contract'

means an agreement to which a Party or any of its Subsidiaries is a party or by which a Party, any of its Subsidiaries or any of their material properties or assets is bound or under which a Party or any of its Subsidiaries has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied): (a) involving payments to or by such Party or any of its Subsidiaries in excess of, in the case of Pan American, $2,500,000 annually or $5,000,000 in aggregate over the term of the contract, or in the case of Minefinders, $1,000,000 annually or $2,000,000 in aggregate over the term of the contract; (b) involving rights or obligations that may reasonably extend beyond three years and which does not terminate or cannot be terminated without penalty on less than three months' notice; (c) in the case of Minefinders or any of its Subsidiaries, which provide any interest in the material Mineral Rights or Property comprising the Dolores Mine to one or more third parties; (d) which is outside the ordinary course of business; (e) which contain covenants that: (i) in any way purport to restrict the business activity of such Party or any of its Subsidiaries; or (ii) limit the freedom of such Party or any of its Subsidiaries to engage in any line of business or to compete with any Person; (f) which, if terminated without the consent of all of the parties to the contract would result, in the case of Pan American, in a Pan American Material Adverse Effect or, in the case of Minefinders, in a Minefinders Material Adverse Effect; (g) is a contract pursuant to which a Party or any of its Subsidiaries provides any indemnification to any other Person other than in the ordinary course of business; (h) that is a financial risk management contract, such as currency, commodity or interest related hedge contracts; (i) that is a securityholder agreement, securityholder declaration, voting trust or pooling agreement; or (j) which is required to be filed on SEDAR pursuant to Securities Laws;

"MD&A"	means management's discussion and analysis;

"Meeting Deadline"	means March 26, 2012;

"Meeting Materials"	means the Circular and:

(a)	in the case of Registered Minefinders Shareholders, the accompanying form of proxy for use by Registered Minefinders Shareholders;

(b)	in the case of Minefinders Optionholders, the accompanying form of proxy for use by Minefinders Optionholders; or

(c)	in the case of Non-Registered Holders who are NOBOs, the accompanying voting instruction form,

in connection with the Minefinders Meeting, and any amendments, variations or supplements thereto;

"Mexican Competition Commission"	means the Federal Competition Commission of Mexico;

"Mexican Competition Law"	means the Federal Law of Economic Competition (Mexico), as amended;

"Minefinders" or the "Company"	means Minefinders Corporation Ltd., a corporation incorporated under the OBCA;

"Minefinders 2003 Option Plan"	means the incentive stock option plan of Minefinders, dated April 16, 2003 (as amended);

"Minefinders 2011 Option Plan"	means the incentive stock option plan of Minefinders, dated February 15, 2011 (as amended);

"Minefinders 2011 Options"	means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2011 Option Plan;

"Minefinders Board"	means the board of directors of Minefinders as the same is constituted from time to time;

"Minefinders Change in Recommendation"

means the Minefinders Board fails to recommend or withdraws, modifies or qualifies, in a manner adverse to Pan American or fails to publicly reaffirm its recommendation of the Arrangement Resolution within five (5) Business Days (and in any case prior to the Minefinders Meeting) after having been requested in writing by Pan American to do so;

"Minefinders Combined Securityholder Approval"

means the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by the Minefinders Shareholders and the Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class, with each Minefinders Share entitling the holder thereof to one vote thereon and each Minefinders Option entitling the holder thereof to that number of votes thereon equal to that number of Minefinders Shares issuable upon valid exercise of such Minefinders Option;

"Minefinders Convertible Noteholder"	means a holder of Minefinders Convertible Notes;

"Minefinders Convertible Notes"	means the 4.5% convertible senior notes due 2015 issued pursuant to the Indenture;

"Minefinders Directors"	means the directors of Minefinders;

"Minefinders Expense Payment"	means an amount equal to $5 million;

"Minefinders Material Adverse Effect"	means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Minefinders and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions in Canada, the United States or Mexico, (ii) in or relating to financial or capital market conditions in general, including any reduction in market indices, (iii) in or relating to currency exchange, interest rates or the price of metals, (iv) in or relating to the mining industry in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any change in any Laws or any interpretation, application or non-application thereof by any Governmental Entity, (vii) relating to any failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics of Minefinders or the production of metals by Minefinders, whether made by or attributed to Minefinders or any financial analyst or other Person, or any decline or decrease in the market price or volume of trading of the Minefinders Shares (it being understood that the cause or causes underlying any such failure, decline or decrease may, in and of itself or themselves, constitute a Minefinders Material Adverse Effect and may be taken into account in determining whether a Minefinders Material Adverse Effect has otherwise occurred), or (viii) relating to a change in the market trading price of the Minefinders Shares either: (A) related to the Arrangement Agreement, the Arrangement or the announcement thereof; or (B) related primarily to a change, effect, event or occurrence excluded from this definition of "Minefinders Material Adverse Effect" under subsections (i) to (vi) above; provided, however, that such effect referred to in subsections (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Minefinders or its Subsidiaries or disproportionately adversely affect Minefinders and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Minefinders and its Subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a "Minefinders Material Adverse Effect" has occurred;

"Minefinders Meeting"

means the meeting of the Minefinders Securityholders held for the purpose of considering and approving, among other things, the Arrangement and the transactions contemplated by the Arrangement Agreement by way of the Arrangement Resolution;

"Minefinders Option Plans"	means the incentive stock option plan of Minefinders, dated April 16, 2003 and the incentive stock option plan of Minefinders, dated February 15, 2011;

"Minefinders Optionholders"	means the holders of Minefinders Options;

"Minefinders Options"	means outstanding options to acquire Minefinders Shares issued under the Minefinders 2003 Option Plan and the Minefinders 2011 Options;

"Minefinders Securities"	means Minefinders Shares and Minefinders Options;

"Minefinders	means Minefinders Shareholder Approval and Minefinders Combined

Securityholder Approval"	Securityholder Approval;

"Minefinders Securityholders"	means the Minefinders Shareholders and the Minefinders Optionsholders;

"Minefinders Shares"	means the common shares without par value in the authorized capital of Minefinders;

"Minefinders Shareholders"	means a holder of Minefinders Shares;

"Minefinders Shareholder Approval"

means the approval of the Arrangement Resolution by at least two-thirds of the votes cast on the Arrangement Resolution by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class, with each Minefinders Share entitling the holder thereof to one vote thereon;

"Minefinders Termination Payment"	means an amount equal to $42 million;

"Mineral Rights"

means all of Minefinders' and its Subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise), and, for the purposes of the Arrangement Agreement only, Minefinders and Pan American have agreed that the La Bolsa and La Virginia mineral concessions held by Minefinders and its Subsidiaries are material mineral interests;

"Nasdaq"	means the Nasdaq Global Market;

"NI 43-101"	means National Instrument 43-101 – Standards of Disclosure for Mineral Properties of the Canadian Securities Administrators, as the same has been, and hereinafter from time to time may be, amended;

"NI 45-106"	means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators, as the same has been, and hereinafter from time to time may be, amended;

"NI 51-102"	means National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators;

"NI 54-101"	means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;

"NOBOs"	has the meaning given in this Circular under the heading "Information Concerning the Minefinders Meeting – Distribution to Non-Objecting Beneficial Owners or NOBOs";

"Non-Registered Holder"	has the meaning given in this Circular under the heading "Information Concerning the Minefinders Meeting – Voting by Registered and Non-Registered Holders";

"Note Trustee"	means The Bank of New York Mellon, as trustee, under the Indenture;

"NYSE Amex"	means NYSE Amex Equities;

"OBCA"	means the Business Corporations Act (Ontario), R.S.O. 1990, Chapter B.16, and the regulations made thereunder, as promulgated or amended from time to time, and includes any successor thereto;

"OBCA Director"	means the director appointed under section 278 of the OBCA;

"OBOs"	has the meaning given in this Circular under the heading "Information Concerning the Minefinders Meeting – Distribution to Objecting Beneficial Owners or OBOs";

"Offer to Purchase"

means an offer from Minefinders to Minefinders Convertible Noteholders who elect not to convert their Minefinders Convertible Notes prior to the Effective Date, to purchase for cash their Minefinders Convertible Notes at a price equal to the principal amount of the Minefinders Convertible Notes plus accrued and unpaid interest, including any additional amounts Minefinders Convertible Noteholders might be entitled to receive by virtue of the application of any Canadian withholding taxes;

"Option Shares"	means the Pan American Shares issuable on exercise of Replacement Options;

"Outside Date"	means May 31, 2012, or such later date as may be agreed to in writing by the Parties;

"Pan American"	means Pan American Silver Corp., a corporation existing under the Business Corporations Act (British Columbia);

"Pan American Board"	means the board of directors of Pan American as the same is constituted from time to time;

"Pan American Change in Recommendation"

means the Pan American Board fails to recommend or withdraws, modifies or qualifies, in a manner adverse to Minefinders or fails to publicly reaffirm its recommendation of the Pan American Resolution within five (5) Business Days (and in any case prior to the Pan American Meeting) after having been requested in writing by Minefinders to do so;

"Pan American Expense Payment"	means an amount equal to $5 million;

"Pan American Material Adverse Effect"

means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of Pan American and its Subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions in Canada, the United States, Peru, Mexico, Argentina or Bolivia, (ii) in or relating to financial or capital market conditions in general, including any reduction in market indices, (iii) in or relating to currency exchange, interest rates or the price of metals, (iv) in or relating to the mining industry in general, (v) in or relating to GAAP or regulatory accounting requirements, (vi) in or relating to any change in any Laws or any interpretation, application or non-application thereof by any Governmental Entity, (vii) relating to any failure to meet any internal or publicly disclosed projections, forecasts or estimates of, or guidance relating to, revenue, earnings, cash flow or other financial metrics of Pan American or the production of metals by Pan American, whether made by or attributed to Pan American or any financial analyst or other Person, or any decline or decrease in the market price or volume of trading of the Pan American Shares (it being understood that the cause or causes underlying any such failure, decline or decrease may, in and of itself or themselves, constitute a Pan American Material Adverse Effect and may be taken into account in determining whether a Pan American Material Adverse Effect has otherwise occurred), or (viii) relating to a change in the market trading price of the Pan American Shares either: (A) related to the Arrangement Agreement, the Arrangement or the announcement thereof; or (B) related primarily to a change, effect, event or occurrence excluded from this definition of "Pan American Material Adverse Effect" under subsections (i) to (vi) above; provided, however, that such effect referred to in subsections (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Pan American or its Subsidiaries or disproportionately adversely affect Pan American and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Pan American and its Subsidiaries operate; and references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an "Pan American Material Adverse Effect" has occurred;

"Pan American Meeting"	means the special meeting of Pan American Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Pan American Shareholder Approval;

"Pan American Mineral Rights"

means all of Pan American's and its Subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law of otherwise);

"Pan American Option" or "Replacement Option"	means an option to acquire Pan American Shares granted by Pan American to a Minefinders Optionholder in exchange for Minefinders Options pursuant to Subsection 3.1(d) of the Plan of Arrangement;

"Pan American Property"	means all of Pan American's and its Subsidiaries material real properties;

"Pan American Resolution"	means the ordinary resolution of Pan American Shareholders approving the issuance of the Consideration Shares, Option Shares and Underlying Shares at the Pan American Meeting;

"Pan American Securities"	means the Pan American Shares and the Pan American Options;

"Pan American Share Option"	means 0.6235 of a Pan American Share and $0.0001 in cash;

"Pan American Share Option Available Share Amount"

means the number of Pan American Shares that is equal to the Available Share Amount less the number of Pan American Shares issuable to Minefinders Shareholders who elected or are deemed to have elected to receive the Full Proration Option;

"Pan American Shareholder Approval"

means the approval by the Pan American Shareholders by ordinary resolution of the issuance of the Pan American Shares to be issued pursuant to the Arrangement, the Pan American Shares issuable on exercise of Pan American Options for which Minefinders Options are exchanged under the Arrangement and the Underlying Shares at the Pan American Meeting, in accordance with the policies of the TSX and Nasdaq;

"Pan American Shareholder"	means holders of Pan American Shares;

"Pan American Shares"	means the common shares without par value in the authorized capital of Pan American;

"Pan American Termination Payment"	means an amount equal to $42 million;

"Parties"	means Minefinders and Pan American, and "Party" means any of them;

"Permit"	means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

"Person"

includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement"

means the plan of arrangement substantially in the form attached as Appendix B hereto, including the appendices thereto, and any amendments, variations or supplements thereto made from time to time in accordance with the terms thereof or the Arrangement Agreement or made at the direction of the Court in the Final Order;

"Property"	means all of Minefinders' and its Subsidiaries' material real properties;

"Proposed Agreement"	has the meaning given to it in this Circular under the heading "The Arrangement – The Arrangement Agreement - Non-Solicitation Covenants";

"Record Date"	means February, 14, 2012;

"Registered Minefinders Shareholder"	means a registered holder of Minefinders Shares;

"Regulation S"	means Regulation S adopted by the SEC pursuant to the U.S. Securities Act;

"Response Period"	has the meaning given to it in this Circular under the heading "The Arrangement

– The Arrangement Agreement - Non-Solicitation Covenants";

"SEC"	means the United States Securities and Exchange Commission;

"Section 85 Election"	means a tax election under section 85 of the Tax Act (and any analogous provision of provincial income tax law);

"Securities Laws"

means the securities legislation of each of the provinces and territories of Canada, the policies and instruments of the Canadian Securities Administrators, the U.S. Securities Act and U.S. Exchange Act and all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"SEDAR"

means the System for Electronic Document Analysis and Retrieval as outlined in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR) of the Canadian Securities Administrators, which can be accessed online at www.sedar.com, as the same has been, and hereinafter from time to time may be, amended;

"Subsidiary"	has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Superior Proposal"

means an unsolicited Acquisition Proposal made by a third party to a Party or its shareholders in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Minefinders Shares or all of the Pan American Shares, as the case may be, or all or substantially all of the assets of Minefinders or Pan American on a consolidated basis, as the case may be; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal; (iii) that is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been obtained or demonstrated to the satisfaction of the board of directors of that Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel) to be reasonably likely to be obtained without undue delay; (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section 7.1 or 7.2 of the Arrangement Agreement, as applicable, by that Party, any of its Subsidiaries or their representatives; (vi) that is made available to all Minefinders Shareholders or all Pan American Shareholders, as the case may be, on the same terms and conditions; and (vii) in respect of which the board of directors of that Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below), (x) that failure to recommend such Acquisition Proposal to its securityholders would be inconsistent with its fiduciary duties and (y) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its securityholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by Pan American pursuant to Subsection 7.1(f) of the Arrangement Agreement);

"Tax"

includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, United Kingdom, European Union and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

"Tax Act"	means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Termination Payments"	means the Minefinders Termination Payment and the Pan American Termination Payment;

"Transfer Agent"	means Computershare Investor Services Inc.;

"TSX"	means the Toronto Stock Exchange;

"Underlying Shares"

means the Pan American Shares (including, for greater certainty, any Additional Shares) issuable, following the Effective Date of the Arrangement, upon the conversion of the Minefinders Convertible Notes in accordance with the terms and conditions thereof, if any;

"United States" or "U.S."	means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Exchange Act"	means the United States Securities Exchange Act of 1934, as the same has been, and hereafter from time to time may be, amended;

"U.S. Minefinders Securityholder"	means a Minefinders Securityholder in the United States;

"U.S. Person"	has the meaning ascribed to such term under Rule 902(k) of Regulation S;

"U.S. Securities Act"	means the United States Securities Act of 1933 as the same has been, and hereinafter from time to time may be, amended;

"U.S. Securities Laws"	means the U.S. Securities Act and the U.S. Exchange Act, together with the applicable securities legislation of any state of the United States; and

"Voting Agreement"	means the voting agreement dated January 22, 2012 (including all amendments thereto) between Pan American and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Minefinders Shares in favour of the Arrangement Resolution.

INFORMATION CONCERNING THE MINEFINDERS MEETING

Purpose of the Minefinders Meeting

The information contained in this Circular is furnished in connection with the solicitation of proxies by the management of Minefinders for use at the Minefinders Meeting. At the Minefinders Meeting, Minefinders Securityholders will consider and vote upon the Arrangement Resolution and such other business as may properly come before the Minefinders Meeting.

Date, Time and Place of Meeting

The Minefinders Meeting will be held at Vancouver Marriott Pinnacle Downtown Hotel at 1128 West Hastings Street, Vancouver, British Columbia V6E 4R5 on Monday, March 26, 2012 at 11:00 a.m. (Pacific time).

Solicitation of Proxies

It is expected that solicitation of proxies will be made primarily by mail but proxies may also be solicited personally or by telephone, email, facsimile, or other communication by directors, officers and employees or agents of Minefinders without special compensation. In addition, Kingsdale Shareholder Services Inc. has been retained by Pan American to solicit proxies on behalf of management of Minefinders personally or by mail, telephone, facsimile, or email for estimated fees of $150,000 plus disbursements and other expenses. The costs of this solicitation will be paid by Pan American. All other costs of soliciting proxies and mailing the Meeting Materials in connection with the Minefinders Meeting will be borne by Minefinders.

Appointment and Revocation of Proxies

The persons designated in the accompanying forms of proxy are directors and officers of Minefinders. A Minefinders Securityholder has the right to appoint a person other than the persons designated in the accompanying forms of proxy to represent him or her at the Minefinders Meeting. The person need not be a Minefinders Securityholder. This right may be exercised either by inserting in the space provided the name of the other person the Minefinders Securityholder wishes to appoint or by completing another proper form of proxy. Minefinders Securityholders who wish to be represented at the Minefinders Meeting by proxy must deposit their form of proxy before 11:00 a.m. (Pacific time) on March 23, 2012 at the office of Computershare Investor Services Inc., at 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1, or, if the Minefinders Meeting is adjourned or postponed, twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the reconvened Minefinders Meeting.

A Minefinders Securityholder forwarding the accompanying proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the Minefinders Securityholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Minefinders Securities represented by the proxy will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Minefinders Securityholder or by the Minefinders Securityholder's attorney authorized in writing (or, if the Minefinders Securityholder is a corporation, by a duly authorized officer or attorney) and deposited at the office of Minefinders (Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Attention: Corporate Secretary) or at the offices of Computershare Investor Services Inc. (100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1) at any time up to 5:00 p.m. (Pacific time) on March 23, 2012 or, if the Minefinders Meeting is adjourned or postponed, no later than 5:00 p.m. (Pacific time) on the date that is one (1) Business Day before the reconvened Minefinders Meeting.

In addition, a proxy may be revoked by a Minefinders Securityholder executing another form of proxy bearing a later date and depositing the same at the offices of Computershare Investor Services Inc. within the time period and in the manner set out under the heading "Solicitation and Appointment of Proxies" above or by the Minefinders Securityholder personally attending the Minefinders Meeting, withdrawing his or her proxy and voting the Minefinders Securities. A proxy may also be revoked in any other manner permitted by law.

Exercise of Discretion by Proxies

The Minefinders Securities represented by a valid proxy in favour of the person or persons designated in the enclosed forms of proxy, will be voted or withheld from voting in accordance with the instructions given on any ballot which may be called for in respect of matters referred to in the notice of meeting which forms part of this Circular and, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Minefinders Securities will be voted in accordance with the choice so specified. The Minefinders Securities will be voted in favour of any matter for which no choice has been specified.

The enclosed forms of proxy confer discretionary authority upon the persons named therein with respect to amendments to the matters identified in the notice of meeting which forms part of this Circular and other matters that may properly come before the Minefinders Meeting. Management of Minefinders is not aware of any amendments to matters identified in the notice of meeting which forms part of this Circular or of any other matters that are to be presented for action. If any other matters which are not now known to management of Minefinders should properly come before the Minefinders Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxies.

Voting by Registered and Non-Registered Holders

A holder of Minefinders Shares may own such shares in one or both of the following ways. If a Minefinders Shareholder is in possession of a physical share certificate, such Minefinders Shareholder is a Registered Minefinders Shareholder and his, her or its name and address are maintained by Minefinders through the Transfer Agent. If a Minefinders Shareholder owns Minefinders Shares through a bank, broker, nominee, or other Intermediary such Minefinders Shareholder is a "Non-Registered Holder" or "beneficial" Minefinders Shareholder and he, she or it will not have a physical share certificate. Such Minefinders Shareholder will have an account statement from his or her Intermediary as evidence of share ownership.

Registered Minefinders Shareholders and Minefinders Optionholders may vote a proxy in his or her own name at any time by telephone, internet or by mail in accordance with the instructions appearing on the enclosed forms of proxy and/or may attend the Minefinders Meeting and vote in person. Because a Registered Minefinders Shareholder is known to Minefinders and the Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such Registered Minefinders Shareholder has previously voted.

Most Minefinders Shareholders are Non-Registered Holders or "beneficial" Minefinders Shareholders. Their Minefinders Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS) or The Depository Trust & Clearing Corporation (DTC), in which the Intermediary is a participant. Intermediaries have obligations to forward meeting materials to non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite instructions).

Only Registered Minefinders Registered Shareholders and Minefinders Optionholders or their duly appointed proxyholders are permitted to vote at the Minefinders Meeting.

Distribution to Non-Objecting Beneficial Owners or NOBOs

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, Minefinders has caused its agent to distribute copies of the Meeting Materials directly to Non-Registered Holders who are beneficial Minefinders Shareholders who have provided instructions to an Intermediary that the Minefinders Shareholder does not object to the Intermediary disclosing ownership information about the beneficial owner ("NOBOs").

These Meeting Materials are being sent to both registered and non-registered holders of Minefinders Shares. If you are a Non-Registered Holder, and Minefinders or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send the Meeting Materials to NOBOs directly, Minefinders (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form enclosed with mailings to NOBOs.

The Meeting Materials distributed by Minefinders' agent to NOBOs include a voting instruction form. A NOBO may vote a voting instruction form in his or her own name at any time by telephone, internet or by mail in accordance with the instructions appearing on the enclosed voting instruction form. Computershare Investor Services Inc. will tabulate the results of the votes received from NOBOs in accordance with the instructions appearing on the enclosed voting instruction form and will provide appropriate instructions at the Minefinders Meeting with respect to those votes. Please carefully review the instructions on the voting instruction form for completion and deposit.

Distribution to Objecting Beneficial Owners or OBOs

In addition, in accordance with the requirements of NI 54-101, Minefinders is distributing copies of the Meeting Materials to clearing agencies and Intermediaries for onward distribution to Non-Registered Holders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner ("OBOs").

Intermediaries have obligations to forward meeting materials to the Non-Registered Holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions). Generally, Intermediaries will provide Non-Registered Holders with either: (a) a voting instruction form for completion and execution by the Non-Registered Holder, or (b) a proxy form executed by the Intermediary and restricted to the number of shares owned by the Non-Registered Holder, but not otherwise completed. These are procedures to permit the Non-Registered Holders to direct the voting of the Minefinders Shares which they beneficially own. Intermediaries that are U.S. registered broker-dealers will not be permitted to exercise discretionary voting authority and therefore if you are an OBO holding Minefinders Shares in a customer account at a U.S. registered broker-dealer your Minefinders Shares will not be voted or represented at the Minefinders Meeting unless you execute and return a voting instruction form.

If a Non-Registered Holder wishes to attend and vote at the Minefinders Meeting in person, he or she must insert his or her own name in the space provided for the appointment of a proxyholder on the voting instruction form or proxy form provided by the Intermediary and carefully follow the Intermediary's instructions for return of the executed form or other method of response.

Record Date, Minefinders Securityholders Entitled to Vote and Required Vote

The record date for the determination of Minefinders Securityholders entitled to receive notice of, and vote at, the Minefinders Meeting has been fixed at February 14, 2012.

Each Minefinders Share entitles the holder of record at the close of business on the Record Date to one vote on all matters to come before the Minefinders Meeting. Each Minefinders Optionholder of record at the close of business on the Record Date will be entitled, on all matters to come before the Minefinders Meeting, to that number of votes equal to the number of Minefinders Shares issuable upon valid exercise of all Minefinders Options held by that Optionholder on the Record Date.

As of the Record Date, 89,763,965 Minefinders Shares and 2,893,875 Minefinders Options were issued and outstanding.

In accordance with the provisions of the OBCA, Minefinders will prepare a list of holders of Minefinders Shares as of the Record Date. Each holder of Minefinders Shares named in the list will be entitled to vote the Minefinders Shares shown opposite his or her name on the list at the Minefinders Meeting. All such holders of record of Minefinders Shares are entitled either to attend the Minefinders Meeting and vote in person the Minefinders Shares held by them or to vote the Minefinders Shares held by them by proxy, provided a completed and executed proxy shall have been delivered to the Transfer Agent before 11:00 a.m. (Pacific time) on March 23, 2012 or, if the Minefinders Meeting is adjourned or postponed, twenty-four (24) hours (excluding Saturdays, Sundays and holidays) before the reconvened Minefinders Meeting.

The Arrangement Resolution requires the affirmative vote of not less than:

(i)	two-thirds of the votes cast by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class; and

(ii)	two-thirds of the votes cast by the Minefinders Shareholders and the Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class.

Any spoiled votes, illegible votes, defective votes and abstentions will not be considered votes cast.

The quorum for the Minefinders Meeting is two (2) persons who are, or who represent by proxy, Minefinders Shareholders who, in the aggregate, hold at least five (5) percent of the issued Minefinders Shares entitled to be voted at the Minefinders Meeting.

Principal Shareholders

As of the Record Date, based on information available to Minefinders, no person beneficially owns, or controls or directs, directly or indirectly, Minefinders Shares, Minefinders Options or Minefinders Securities carrying, in the aggregate, ten (10) percent or more of the voting rights attached to all Minefinders Shares, Minefinders Options or Minefinders Securities, respectively, entitled to vote on the Arrangement Resolution.

	Minefinders	% of	Minefinders	% of	% of
	Shares	outstanding	Options	outstanding	outstanding
	owned or	Minefinders	owned or	Minefinders	Minefinders
Name	controlled	Shares	controlled	Options	Securities
M&G Investment Management Ltd.	13,856,100	15.44%	–	0%	14.95%

Dissent Rights

Registered Minefinders Shareholders who oppose the Arrangement Resolution are entitled to dissent in accordance with the procedures set out in this Circular. See "Dissent Rights".

Other Business

The management of Minefinders does not intend to present and does not have any reason to believe that others will present, at the Minefinders Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Minefinders Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Meeting Materials.

THE ARRANGEMENT

Background

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Minefinders and Pan American and their respective advisers. The following is a summary of the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Arrangement Agreement.

Minefinders' management has maintained an open door policy to any company that has expressed an interest in the possibility of a transaction with Minefinders. From time to time over the past several years Minefinders has executed confidentiality agreements with various counterparties regarding a potential strategic transaction involving Minefinders including an initial confidentiality agreement with Pan American in October 2008 under which Minefinders allowed Pan American access to certain confidential information relating to Minefinders and its business operations. On December 19, 2008, Minefinders entered into a confidentiality and non-disclosure agreement with Pan American under which Pan American allowed Minefinders access to certain confidential information relating to Pan American and its business operations.

Pan American conducted initial due diligence on Minefinders during the fall of 2008 and Minefinders began due diligence on Pan American in late December of that year, however, with the market collapse in late 2008 the parties determined not to pursue a potential transaction at that time. Minefinders and Pan American resumed discussions in February 2009 and conducted further due diligence during that spring and, in June 2009, Pan American delivered a non-binding proposal letter for the potential acquisition. Following a review of the proposal with its advisors, the Minefinders Board determined not to proceed with the transaction proposed by Pan American at that time given the proposed terms and the then prevailing market conditions, however, the respective management teams of Pan American and Minefinders agreed to consider discussions in the future if warranted.

During the period from 2009 to 2011, Minefinders continued to investigate potential strategic transactions, both as potential acquiror and as potential target, and entered into a number of confidentiality agreements with interested parties. During this period Minefinders' technical team conducted due diligence on numerous projects and companies that might complement the growth strategies of Minefinders.

In early March, 2011, Geoff Burns, the President and Chief Executive Officer of Pan American, and Mark Bailey, the President and Chief Executive Officer of Minefinders, met to discuss renewing the expired 2008 confidentiality agreement between Minefinders and Pan American so that Pan American could undertake and update its due diligence on Minefinders' projects and the parties could, if interested, resume discussions regarding a possible transaction.

On March 14, 2011, Minefinders and Pan American executed a confidentiality agreement pursuant to which Minefinders agreed to disclose certain confidential information to Pan American and a team of Pan American senior technical staff initiated due diligence on Minefinders with a site visit to the Dolores mine on March 30, 2011.

Pan American conducted extensive due diligence on Minefinders from March 30, 2011 until January 19, 2012.

Based on a positive response from Pan American's initial due diligence, on May 27, 2011, Minefinders entered into a confidentiality agreement with Pan American under which Pan American agreed to disclose certain confidential information to Minefinders. Minefinders began its due diligence on Pan American and its projects shortly thereafter.

Minefinders' senior technical personnel conducted site visits of Pan American's Manantiel Espejo, Alamo Dorado and La Colorada mines during June, 2011. A Minefinders director had previously visited Pan American's Navidad project. Minefinders retained SRK Consulting to assist in reviewing Pan American's reserves and resources and certain environmental obligations.

In June, 2011, Pan American retained CIBC World Markets Inc. as its financial advisor and Minefinders briefed its financial and legal advisors as to the status of discussions with Pan American.

On July 11, 2011, Pan American submitted a draft indicative proposal to Minefinders (without a proposed consideration amount specified) to provide Minefinders' management, the Minefinders Board and their advisors an indication of the type of proposal being considered by Pan American. Minefinders and Pan American continued working on their respective valuation models and the due diligence process.

August 4, 2011, senior management of Minefinders, Mr. Bailey and Greg Smith, Vice President, Finance and Chief Financial Officer, met with senior management of Pan American, Mr. Burns and Robert Pirooz, a director and General Counsel. At that meeting, Pan American presented Minefinders with a non-binding expression of interest and an exclusivity agreement, both of which were open for acceptance for seven days. The proposed transaction involved the acquisition of the Minefinders Shares by Pan American in exchange for consideration consisting entirely of Pan American Shares. The respective management teams discussed the proposed exchange ratio and timing and agreed to extend the period for acceptance of the expression of interest to allow for the Minefinders Board and its advisors to review the proposal and for market conditions to improve.

On August 11, 2011, Mr. Bailey confirmed by letter to Mr. Burns that the Minefinders Board had concluded that the proposed exchange ratio was not acceptable at that time and, therefore, negotiations would cease. However, Mr. Bailey also indicated that the Confidentiality Agreements would remain in place and Pan American would be permitted to complete its due diligence then underway.

During the remainder of August, September and October, 2011, additional due diligence was completed by both Minefinders and Pan American.

In early November, 2011, during correspondence between senior management of the companies, Pan American suggested that adding a cash component to the previously offered share exchange ratio might increase the premium to an acceptable level and enhance the terms of its August 2011 proposal. Both the Minefinders Board and the Pan American Board agreed with the concept of adding a cash component to the share exchange ratio to improve the financial fairness of the transaction but specific terms were not discussed at that time.

During the last week of November and the first week of December, 2011, Pan American and its consultants conducted an additional site visit to Minefinders' Dolores mine and conducted a final technical review of the operations at the mine. During this period Pan American also delivered to Minefinders a list of additional financial, legal and corporate materials required by Pan American.

Messrs. Burns and Bailey met on at least two occasions during November and December 2011 to discuss the potential combination of Pan American and Minefinders.

On December 14, 2011, Pan American delivered to Mr. Bailey and Robert Leclerc, the Chairman of the Minefinders Board, a non-binding expression of interest, indicating the terms and conditions upon which Pan American would be prepared to consider combining the two companies under a Plan of Arrangement, subject to, among other things, further discussions and due diligence, and a binding exclusivity agreement. Minefinders forwarded these documents the same day to its financial and legal advisors for their comment. In particular, the expression of interest provided that Pan American would acquire each issued and outstanding Minefinders Share for consideration consisting of 0.53 Pan American Shares and $1.84 in cash per share.

On December 15, 2011, Mr. Bailey contacted Mr. Burns with the comments and concerns of Minefinders and its advisors. Messrs. Bailey and Burns also discussed an increase in the exchange ratio to improve the terms of the proposed transaction. Between December 15 and December 19, 2011, Minefinders and Pan American continued to negotiate the terms of the non-binding proposal letter and exclusivity agreement.

On December 19, 2011, Pan American delivered to Minefinders a revised non-binding expression of interest and a revised binding exclusivity agreement. The revised expression of interest provided that Pan American would acquire each issued and outstanding Minefinders Share for consideration consisting of 0.55 Pan American shares and $1.84 in cash per share.

The Minefinders Board approved the non-binding proposal letter and exclusivity agreement at a meeting held on December 22, 2011 and Minefinders delivered the executed documents to Pan American later that same day. The exclusivity agreement provided for exclusive dealings until January 23, 2012.

During the period from December 23, 2011 to January 22, 2012, Minefinders, Pan American and their respective financial and legal advisors continued with due diligence and negotiated the terms of the potential acquisition of Minefinders by Pan American. Extensive due diligence continued during this period with review of corporate materials for both companies.

On January 17, 2012, the senior management and technical teams of Minefinders and Pan American held a full day reciprocal due diligence session in Vancouver. At this session, Pan American gave a number of presentations ranging from its 2012 consolidated mining operations budget, to a summary and analysis of its operating properties as well as Pan American's long term outlook. Similarly, Minefinders provided Pan American with a summary of its operations, and both companies had an opportunity to pose a number of questions to each other, which were answered at the meeting.

During the period from December 23, 2011 to January 22, 2012, Messrs. Leclerc, Bailey and Smith of Minefinders extensively reviewed, considered and deliberated on the terms proposed of a potential transaction between Minefinders and Pan American, in consultation with the other directors and certain senior executives of Minefinders, as well as Minefinders' financial advisors and legal counsel. In addition, the Minefinders Board met on January 3, 10 and 18, 2012 to receive reports from senior management and legal counsel, all with a view to facilitating their understanding of the status and desirability of proceeding with the potential transaction.

On January 20, 2012, after the close of trading, the Pan American Board met to consider the Arrangement and passed a unanimous resolution to approve the Arrangement.

Negotiations of the final terms of the Arrangement continued between January 20, 2012 and January 22, 2012.

The Minefinders Board met to consider the Arrangement on January 22, 2012. At this meeting, the Minefinders Board reviewed the terms of the Arrangement Agreement, the Plan of Arrangement, the related disclosure letters, the Voting Agreement and a summary of Minefinders' due diligence review with management and Stikeman Elliott LLP, its legal advisors. At the January 22, 2012 meeting, BMO Capital Markets delivered to the Minefinders Board, BMO Capital Markets' oral fairness opinion (which was later confirmed in writing) to the effect that, as of that date and based upon and subject to the scope of review, assumptions and limitations set forth therein, the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement was fair from a financial point of view to the Minefinders Shareholders (other than Pan American and its affiliates). This summary of the Fairness Opinion is qualified in its entirety by the full text thereof, which is attached as Appendix C to this Circular.

During the January 22, 2012, meeting of the Minefinders Board meeting, management was excused and the independent directors of Minefinders discussed with Minefinders' financial and legal advisors the merits of the transaction. Following that discussion, the full board meeting reconvened.

The Minefinders Board, having extensively reviewed, considered and deliberated on all aspects of the Arrangement and the Arrangement Agreement, having received the advice of BMO Capital Markets, its legal counsel and senior management of Minefinders, and having reviewed a significant amount of information (including management's presentation of its due diligence) and considered a number of factors, unanimously determined that the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Minefinders. The determination of the Minefinders Board is based on various factors described more fully under the heading "The Arrangement – Reasons for the Arrangement". Accordingly, the Minefinders Board unanimously approved the Arrangement and unanimously determined to recommend that Minefinders Securityholders vote for the Arrangement Resolution.

The Arrangement Agreement, the related disclosure letters and the Voting Agreement were executed on January 22, 2012. Prior to markets opening on Monday, January 23, 2012, Minefinders and Pan American issued a joint press release announcing the Arrangement.

Recommendation of Minefinders Board

The Minefinders Board has unanimously determined, after receiving financial and legal advice, that the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Minefinders. The determination of the Minefinders Board is based on various factors described more fully under the heading "The Arrangement – Reasons for the Arrangement".

The Minefinders Board has unanimously approved the Arrangement and unanimously recommends that Minefinders Securityholders vote FOR the Arrangement Resolution.

Each Minefinders Director intends to vote all of his Minefinders Shares (including any Minefinders Shares issued upon the exercise of any Minefinders Options) in favour of the Arrangement Resolution, subject to the terms of the Arrangement Agreement and the Voting Agreement.

Reasons for the Arrangement

The Minefinders Board has reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Minefinders' senior management and its financial, legal and technical advisors. The following is a summary of the principal reasons for the unanimous recommendation of the Minefinders Board that Minefinders Shareholders vote FOR the Arrangement Resolution:

(a)
Significant Premium: The Arrangement values Minefinders at $15.60 per Minefinders Share based on the closing price of a Pan American Share on the TSX on January 20, 2012 (the last full trading day prior to the announcement of the Arrangement), representing a premium of 36% to the January 20, 2012 closing price of a Minefinders Share on the TSX and a premium of approximately 33% based on the respective volume weighted average prices of Pan American Shares and Minefinders Shares on the TSX for the 20 trading days ending January 20, 2012.

(b)
Ability to Participate in the Success of the Combined Company: Minefinders Shareholders, through their ownership of Pan American Shares, will continue to participate in any value increases associated with the Dolores mine and Minefinders' exploration and development projects while gaining an opportunity to participate in Pan American's existing mining operations and development and expansion projects. Minefinders Shareholders will hold approximately 33% of the issued and outstanding Pan American Shares upon completion of the Arrangement (on a fully diluted basis).

(c)
Operational, Expansion and Development Expertise: Pan American has a credible and experienced management and operational team with a proven track record of operational success, and mine expansion and development expertise. Such experience and expertise is expected to facilitate the intended construction of a mill at Minefinders' Dolores mine and other expansion activities such as the construction of a mine at Minefinders' La Bolsa project.

(d)	Management Expertise in Mexico and Latin America: Pan American has management expertise and experience in operations in Mexico and Latin America.

(e)
Fairness Opinion: Minefinders' financial advisor, BMO Capital Markets, provided its opinion that, as at January 22, 2012, and based upon and subject to the scope of review, assumptions and limitations set forth therein, the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement was fair from a financial point of view to the Minefinders Shareholders (other than Pan American and its affiliates).

(f)
Alternative Transactions: The terms of the Arrangement are superior to the initial proposal from Pan American, as well as other potential transactions considered by the Minefinders Board, and the Arrangement does not foreclose the possibility of any Superior Proposals.

(g)
Approval of Minefinders Securityholders and the Court are Required: The following required approvals protect the rights of Minefinders Securityholders: the Arrangement must be approved by at least 66⅔% of the votes cast by the Minefinders Shareholders, voting as a single class and 66⅔% of the votes cast by the Minefinders Shareholders and Minefinders Optionholders, together, voting as a single class at the Minefinders Meeting. The Arrangement must also be sanctioned by the Court, which will consider the fairness of the Arrangement to Minefinders Securityholders.

(h)
Voting Agreement: The directors and executive officers of Minefinders, who, as at January 22, 2012, in aggregate held approximately 1.69% of the outstanding Minefinders Shares and 62.45% of the outstanding Minefinders Options, being 3.5% of the Minefinders Securities outstanding, indicated a willingness to enter into the Voting Agreement with Pan American under which they would agree to vote in favour of the Arrangement.

(i)

Likelihood of Arrangement Being Completed: The likelihood of the Arrangement being completed is considered by the Minefinders Board to be high, in light of the experience, reputation and financial capability of Pan American and the absence of significant closing conditions, other than the approval of the Arrangement by the Minefinders Securityholders, Pan American Shareholders and the Court, the Antitrust Clearances and the consent of certain other regulatory bodies, the exercise by no more than five percent of the Minefinders Shareholders of their Dissent Rights and other customary closing conditions.

(j)

Ability to Respond to Superior Proposals: The Arrangement Agreement allows the Minefinders Board, in the exercise of its fiduciary duties, to respond, prior to the approval of the Arrangement by Minefinders Securityholders, to certain unsolicited acquisition proposals which may be superior to the Arrangement. The Minefinders Board received advice from its financial and legal advisors that the deal protection terms including the Minefinders Termination Payment and Minefinders Expense Payment and circumstances for payment of such payments, are within the ranges typical in the market for similar transactions.

(k)

Dissent Rights: Registered Minefinders Shareholders who oppose the Arrangement may, upon strict compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Minefinders Shares in accordance with the Plan of Arrangement.

In reaching its determination, the Minefinders Board also considered and evaluated, among other things:

1.	information concerning the business, operations, property, assets, financial condition, operating results and prospects of Minefinders;

2.	current industry, economic and market conditions and trends and the Minefinders Board's informed expectations as to the prospects for its businesses;

3.	historical market prices and trading information with respect to Minefinders Shares and Pan American Shares; and

4.	the likelihood of receiving required regulatory approvals for the Arrangement; and

5.

the potential impact of the Arrangement on, and the rights and legitimate interests of, Minefinders' other stakeholders, including the Minefinders Convertible Noteholders, Minefinders' employees and the local communities in the areas in which Minefinders operates.

In view of the variety of factors and information considered in connection with their evaluation of the Arrangement, the Minefinders Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign relative weights to the specific factors and items of information considered in reaching its conclusions and recommendations. In addition, individual members of the Minefinders Board may have given different weights to different factors or items of information.

The foregoing discussion of the information and consideration of such factors by the Minefinders Board is not intended to be exhaustive but is believed to include all material factors considered by the Minefinders Board.

Fairness Opinion

Minefinders retained BMO Capital Markets to act as financial advisor to the Minefinders Board. In connection with its mandate, at the meeting of the Minefinders Board on January 22, 2012, BMO Capital Markets made a presentation to the Minefinders Board and delivered its opinion dated January 22, 2012, that, as of such date and based upon and subject to the scope of review, assumptions and limitations set forth therein, the Consideration to be received by Minefinders Shareholders pursuant to the Arrangement was fair from a financial point of view to the Minefinders Shareholders (other than Pan American and its affiliates).

The full text of the written Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix C to this Circular. Minefinders Securityholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Fairness Opinion as set out in Appendix C.

Pursuant to the terms of its engagement letter with Minefinders, BMO Capital Markets is to be paid a fee for its services as a financial advisor, including a fee for the delivery of the Fairness Opinion. Minefinders has also agreed to indemnify BMO Capital Markets against certain liabilities and to reimburse BMO Capital Markets for its out-of-pocket expenses in connection with its engagement.

The Fairness Opinion is not a recommendation to any Minefinders Securityholder as to how to vote or act on any matter relating to the Arrangement. The Minefinders Board urges Minefinders Securityholders to read the Fairness Opinion carefully and in its entirety.

Approval of Arrangement Resolution

At the Minefinders Meeting, the Minefinders Securityholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix A to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order, the Arrangement Resolution must be approved by:

(i)	two-thirds of the votes cast by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class; and

(ii)	two-thirds of the votes cast by the Minefinders Shareholders and the Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class.

Should Minefinders Securityholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

The Minefinders Board has unanimously approved the Arrangement and unanimously recommends that the Minefinders Securityholders vote FOR the Arrangement Resolution. See "The Arrangement —Recommendation of Minefinders Board" above.

Voting Agreement

On January 22, 2012, Pan American entered into the Voting Agreement with the Locked-up Shareholders, being all of the directors and executive officers of Minefinders. The Voting Agreement sets forth, among other things, the agreement of such directors and officers to vote all of the Minefinders Securities held by them in favour of the Arrangement Resolution.

As of January 23, 2012 (the date on which the Arrangement was announced), 1,518,954 of the outstanding Minefinders Shares and 1,810,000 of the outstanding Minefinders Options were subject to the Voting Agreement, representing approximately 1.69% of the Minefinders Shares and 62.45% of the Minefinders Options, respectively, and 3.5% of the Minefinders Securities outstanding. As of the Record Date, 1,518,954 of the outstanding Minefinders Shares and 1,810,000 of the outstanding Minefinders Options were subject to the Voting Agreement, representing approximately 1.69% of the Minefinders Shares and 69.69% of the Minefinders Options, respectively, and 3.5% of the Minefinders Securities outstanding.

The Voting Agreement, among other things, requires the Locked-up Shareholders to vote their Minefinders Securities in favour of the Arrangement Resolution and against any action that would impede, interfere with or discourage the Arrangement. The Voting Agreement also prohibits the Locked-up Shareholders from soliciting alternative Acquisition Proposals and imposes a contractual hold period on Minefinders Securities held by the Locked-up Shareholders.

Pan American has acknowledged in the Voting Agreement that nothing in that agreement is intended to fetter the discretion of a director or executive officer of Minefinders to act, when acting in his capacity as a director or officer of Minefinders, in a manner consistent with his fiduciary obligations and that each of the directors and executive officers of Minefinders is bound under the Voting Agreement only in such person's capacity as a security holder, and not in his or her capacity as an officer or director.

The Voting Agreement terminates upon completion of the Arrangement or upon earlier termination of the Arrangement Agreement in accordance with the terms thereof.

Pan American has confirmed to Minefinders that neither Pan American nor any of its affiliates held any Minefinders Shares (or securities convertible into Minefinders Shares) as at the date of the Arrangement Agreement or the date of this Circular.

Completion of the Arrangement – Effective Time

If Minefinders Securityholder Approval and the other approvals under "The Arrangement — Conditions to Completion of the Arrangement" are obtained, and all other conditions to completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement, the Arrangement will become effective at 12.01 a.m. (Pacific time) on the date on which the Articles of Arrangement have been filed with the OBCA Director. The Articles of Arrangement are expected to be filed with the OBCA Director on the Business Day following the date upon which all of the all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the recipient, acting reasonably.

Completion of the Arrangement is expected to occur on or about March 30, 2012; however, completion of the Arrangement is dependent on many factors, some of which are beyond the control of Minefinders and Pan American, and it is not possible at this time to determine precisely when or if the Arrangement will become effective. It is possible that completion may be delayed if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event shall completion of the Arrangement occur later than the Outside Date, unless extended by mutual agreement between Minefinders and Pan American in accordance with the terms of the Arrangement Agreement.

Conditions to Completion of the Arrangement

Completion of the Arrangement is subject to a number of usual and customary conditions to closing, including that Minefinders Securityholder Approval, Pan American Shareholder Approval, the approval of the Court, the Antitrust Clearances and all applicable regulatory approvals have been obtained.

See "The Arrangement - The Arrangement Agreement – Conditions Precedent to the Arrangement".

Shareholder Vote Required

In order for the Arrangement to become effective, as provided in the Interim Order, the Arrangement Resolution must be approved by:

(i)	two-thirds of the votes cast by the Minefinders Shareholders present in person or by proxy at the Minefinders Meeting and voting as a single class; and

(ii)	two-thirds of the votes cast by the Minefinders Shareholders and the Minefinders Optionholders present in person or by proxy at the Minefinders Meeting and voting as a single class.

Should Minefinders Securityholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed. See "Information Concerning the Minefinders Meeting - Record Date, Minefinders Securityholders Entitled to Vote and Required Vote".

All of the directors and executive officers of Minefinders have entered into the Voting Agreement to support the Arrangement, including by voting in favour of the Arrangement Resolution. See "The Arrangement –Voting Agreement".

Court Approval of the Arrangement

The Arrangement requires approval by the Court under the OBCA.

Interim Order

Prior to the mailing of this Circular, Minefinders obtained the Interim Order providing for the calling and holding of the Minefinders Meeting and other procedural matters. A copy of each of the Interim Order and the Notice of Application is attached as Appendix D to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if Minefinders Securityholder Approval and Pan American Shareholder Approval are obtained, Minefinders intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for March 28, 2012 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, before the Court at 393 University Avenue, Toronto, Ontario. Any Minefinders Shareholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at that hearing of the application for the Final Order must file and serve a notice of appearance, along with any other documents required, not later than two (2) days before the hearing of the application for the Final Order, all as set out in the Interim Order and the Notice of Application, the text of which are set out in Appendix D to this Circular, and satisfy any other requirements of the Court. Such persons should consult with their legal advisors as to the necessary requirements. In the event that the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a notice of appearance will be given notice of the adjournment.

The Court has broad discretion under the OBCA when making orders with respect to the Arrangement and the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms. Depending upon the nature of any required amendments, Minefinders or Pan American, acting reasonably, may determine not to proceed with the Arrangement.

The Court's approval is required for the Arrangement to become effective and the Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the Pan American Securities to be issued in the Arrangement to Minefinders Securityholders pursuant to Section 3(a)(10) of the U.S. Securities Act. See "The Arrangement – Securities Law Matters – United States Securities Law Matters" below.

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Application attached at Appendix D to this Circular. The Notice of Application constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

Mexican Competition Law

Under the Mexican Competition Law, the parties to a transaction must notify the Mexican Competition Commission of a transaction if certain transaction value or size of party thresholds are met (a "Mexican Notifiable Transaction"). If a transaction is a Mexican Notifiable Transaction certain information must be filed with the Mexican Competition Commission.

Within the ten (10) days following the date of such filing, the Mexican Competition Commission may issue an order prohibiting the parties to a transaction from completing the transaction before the Mexican Competition Commission issues a ruling. If the Mexican Competition Commission does not issue such an order, the transaction may be completed before the Mexican Competition Commission issues its ruling, subject to the risk that the Commission may subsequently reject the transaction (and require that the transaction be unwound) or subject it to certain conditions (for example, partial divestiture of assets).

Once the notice of a Mexican Notifiable Transaction is filed with the Mexican Competition Commission, the Mexican Competition Commission may advise the filing parties that not all required information has been provided and require that the "missing" information be provided within the following five (5) business days. The Commission may also request "additional" information or documentation during the fifteen (15) business days after the filing is made.

The Mexican Competition Commission must issue a ruling within thirty-five (35) business days following receipt of the notification or of the additional documents requested, if any. Should the Mexican Competition Commission fail to issue a ruling within this thirty-five (35) day period, it is deemed that no objection to the transaction has been raised by the Commission. In a ruling, the Mexican Competition Commission may: (a) approve the transaction; (b) oppose it; or (c) subject its closing to certain conditions.

The Arrangement is subject to: (a) approval by the Mexican Competition Commission without any condition or limitation whatsoever; or (b) lapse of the 35 business-day period following the filing of the notification or, as applicable, receipt of additional information or documentation requested, without the Mexican Competition Commission having issued clearance.

Minefinders and Pan American filed notice of the Arrangement with the Mexican Competition Commission on January 31, 2012. On February 3, 2012, the Mexican Competition Commission requested certain additional information from the parties. A reply to this request was provided on February 13, 2012.

Competition Act

Part IX of the Competition Act requires that the Commissioner of Competition be notified of certain classes of transactions that exceed both of the thresholds set out in sections 109 and 110 of the Competition Act ("Canadian Notifiable Transactions"), by the parties to the transaction. The applicable threshold set out in section 110 is met where the corporation being acquired has more than (i) $73 million of assets in Canada or (ii) more than $73 million of annual revenues from sales in or from Canada. The section 110 threshold is exceeded in the case of the Arrangement. The threshold set out in section 109 is met where the parties to a transaction, including their affiliates, collectively have more than (i) $400 million of assets in Canada or (ii) more than $400 million of annual revenues from sales in, from or into Canada, measured in accordance with the Competition Act. As of the date of this Circular, the section 109 threshold is not exceeded, but it may be exceeded, with result that the Arrangement is notifiable under Part IX of the Competition Act, if closing of the Arrangement occurs more than 30 days after audited annual financial statements for both of the parties are available for their 2011 fiscal years.

Subject to certain limited exceptions, the parties to a Canadian Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner of Competition and the applicable waiting period has expired or been terminated or waived by the Commissioner of Competition. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner of Competition has not notified the parties that she requires additional information that is relevant to the Commissioner of Competition's assessment of the transaction pursuant to subsection 114(2) of the Competition Act (a "Supplementary Information Request"). In the event that the Commissioner of Competition provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, and provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner of Competition notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under section 92 of the Competition Act to the Competition Tribunal but which reserves her right to do so (a "No Action Letter") and waives the applicable waiting period.

Alternatively, or in addition to filing the prescribed information, a party to a Canadian Notifiable Transaction may apply to the Commissioner of Competition for an advance ruling certificate (an "ARC") or, if she is not prepared to issue an ARC, a No Action Letter. A transaction in respect of which an ARC is issued pursuant to section 102 of the Competition Act is exempt from the notification requirements of Part IX of the Competition Act. Where the Commissioner issues a No Action Letter, she also may waive the notifying parties' obligation to submit a notification (a "Waiver") if in their ARC request they supplied the Commissioner with information that is substantially similar to the information required in a notification pursuant to subsection 114(1) and the applicable regulation.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner of Competition can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner of Competition did not issue an ARC in respect of the merger. On application by the Commissioner of Competition under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner of Competition, the Competition Tribunal can order a person to take any other action. The Competition Tribunal cannot, however, issue a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Arrangement constitute a "merger" for the purposes of the Competition Act. Minefinders and Pan American do not expect that there is any material potential for a remedial order under section 92 of the Competition Act and do not plan to make any filings with the Commissioner of Competition. However, if Minefinders and Pan American mutually acknowledge and agree, acting reasonably, that the $400 million size of the parties threshold in Part IX of the Competition Act will be exceeded, they will file with the Commissioner of Competition a competition brief requesting an ARC under the Competition Act within 10 business days of such agreement and, in that case, it will be a condition of closing that either: (a) an ARC has been issued, or (b) a No Action Letter has been issued.

Arrangement Mechanics

Under the Arrangement, Pan American will acquire all of the issued and outstanding Minefinders Shares and Minefinders will become a wholly-owned subsidiary of Pan American. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement, Minefinders Shareholders will be entitled to elect to receive, in exchange for each Minefinders Share held:

(i)	0.55 of a Pan American Share and $1.84 in cash (the "Full Proration Option");

(ii)

0.6235 of a Pan American Share and $0.0001 in cash (the "Pan American Share Option"), subject to proration on the basis of an aggregate maximum number of Pan American Shares equal to the Available Share Amount; or

(iii)	$15.60 in cash (the "Cash Option"), subject to proration on the basis of an aggregate maximum cash amount equal to the Available Cash Amount.

Elections and Prorationing

Election Deadline

Any Minefinders Shareholder who wishes to receive the Cash Option or the Pan American Share Option must so elect by 5:00 pm (Pacific time) on March 22, 2012 (or if the Minefinders Meeting is adjourned or postponed, two (2) Business Days prior to the reconvened Minefinders Meeting) in accordance with the Letter of Transmittal.

Only elections made in Letters of Transmittal received by the Depositary on or before the Election Deadline at the places specified in the Letter of Transmittal and otherwise validly made in accordance with the procedures described in the Letter of Transmittal.

If you hold your Minefinders Shares through a broker or other Intermediary please contact that broker or other Intermediary for instructions and assistance in receiving the Consideration to which you are entitled in respect of your Minefinders Shares if the Arrangement becomes effective. Brokers and other Intermediaries likely have established cut-off times that are up to 48 hours prior to the Election Deadline. Minefinders Shareholders must instruct their brokers or other Intermediaries promptly if they wish to have a choice of options and in order to receive the Consideration to which they are entitled under the Arrangement as soon as possible after the Effective Date.

Failure to Elect by the Election Deadline

If a Minefinders Shareholder fails to make a valid election to receive the Cash Option, the Pan American Share Option or the Full Proration Option by the Election Deadline, being 5:00 pm (Pacific time) on March 22, 2012 (or, if the Minefinders Meeting is adjourned or postponed, two (2) Business Days prior to the reconvened Minefinders Meeting), that Minefinders Shareholder will be deemed to have elected to receive the Full Proration Option. Accordingly, no election needs to be submitted by a Minefinders Shareholder who wishes to receive the Full Proration Option per Minefinders Share.

Proration Provisions

The average consideration to be paid for a Minefinders Share will be equal to the Full Proration Option. However, the Plan of Arrangement contemplates that, subject to proration, Minefinders Shareholders will be entitled to elect to receive a greater portion of cash by electing the Cash Option or a greater portion of Pan American Shares by electing the Pan American Share Option.

The aggregate cash to be paid under the Arrangement to Minefinders Shareholders (excluding Dissenting Shareholders and the nominal cash paid in respect of the Pan American Share Option) will not exceed the Available Cash Amount. If the aggregate amount of cash that would otherwise be received by Minefinders Shareholders who elected or are deemed to have elected the Cash Option or the Full Proration Option exceeds the Available Cash Amount, the amount of cash payable to Minefinders Shareholders who have validly elected the Cash Option will be reduced pro rata on the basis of the Cash Option Available Cash Amount, such that the aggregate amount of cash payable to Minefinders Shareholders who have elected the Cash Option and to Minefinders Shareholders who have elected or are deemed to have elected the Full Proration Option equals the Available Cash Amount. To the extent that cash elected by Minefinders Shareholders who have elected the Cash Option exceeds the Cash Option Available Cash Amount, such Minefinders Shareholders will receive Pan American Shares and cash equal in amount to the amount such Minefinders Shareholder would have received if he, she or it had elected the Pan American Share Option for each Minefinders Share for which he, she or it would otherwise have received a payment in cash but for the effect of the proration provisions.

The aggregate number of Pan American Shares to be issued under the Arrangement to Minefinders Shareholders will not exceed the Available Share Amount. If the aggregate number of Pan American Shares that would otherwise be received by Minefinders Shareholders who elected or are deemed to have elected the Pan American Share Option and the Full Proration Option exceeds the Available Share Amount, the number of Pan American Shares issuable to Minefinders Shareholders who have validly elected the Pan American Share Option will be reduced pro rata on the basis of the Pan American Share Option Available Share Amount, such that the aggregate number of Pan American Shares to be issued to Minefinders Shareholders who have elected the Pan American Share Option and to Minefinders Shareholders who have elected or are deemed to have elected the Full Proration Option equals the Available Share Amount. To the extent that the number of Pan American Shares elected by Minefinders Shareholders who have elected the Pan American Share Option exceeds the Pan American Share Option Available Share Amount, such Minefinders Shareholders will receive such an amount of cash equal in amount to the amount as such Minefinders Shareholder would have received had he, she or it elected the Cash Option for each Minefinders Share for which he, she or it would otherwise have received Pan American Shares but for the effect of the proration provisions.

See the Plan of Arrangement attached as Appendix B for additional information.

Shareholdings upon Completion of the Arrangement

As of February 17, 2012, there are 89,770,791 Minefinders Shares, Minefinders Options providing for the issuance of 2,887,049 Minefinders Shares upon the exercise thereof and Minefinders Convertible Notes providing for the issuance of up to 4,529,375 Minefinders Shares upon the exercise thereof1, issued and outstanding.

Assuming (i) all of the Minefinders Shares outstanding as at February 17, 2012 are acquired upon completion of the Arrangement, (ii) all holders of Minefinders Options elect to receive Pan American Options rather than exercise their Minefinders Options in advance of the successful completion of the Arrangement, and (iii) all holders of Minefinders Convertible Notes convert their Minefinders Convertible Notes in advance of the successful completion of the Arrangement1, Pan American would issue an aggregate of 51,865,093 million Pan American Shares under the Arrangement (with a further 1,800,076 Pan American Shares reserved for issuance on exercise of Replacement Options), which would result in there being up to a total of approximately 156,357,837 million Pan American Shares issued and outstanding (based on the number of Pan American Shares outstanding as at February 17, 2012) immediately following the completion of the Arrangement, with Pan American Shareholders holding in the aggregate approximately 33% of the outstanding Pan American Shares and former Minefinders Shareholders holding approximately 67% of the outstanding Pan American Shares (each on a non-diluted basis).

Although Pan American does not currently intend to issue any additional Pan American Shares other than pursuant to the exercise of previously issued stock options or warrants, there can be no assurance that Pan American will not issue additional Pan American Shares or securities convertible into Pan American Shares prior to the completion of the Arrangement and, as a result, the ownership interest in Pan American held by former Minefinders Shareholders could be diluted.

Steps of the Arrangement

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix B to this Circular. Commencing at the Effective Time, the following transactions will occur and will be deemed to occur in one minute intervals, in the following order, without any further act or formality:

(a)

Minefinders Options Conditionally Exercised: All Minefinders Shares to be issued to Minefinders Optionholders who have tendered Conditional Exercise Notices, together with the applicable exercise price, for any Minefinders Options that are vested prior to the Effective Time (including any unvested Minefinders Options whose vesting was accelerated pursuant to the Minefinders Option Plans), will be deemed to be issued to such Minefinders Optionholders.

[1] Assuming a conversion ratio of 125 Minefinders Shares for each US$1,000 principal amount of Minefinders Convertible Notes. The Minefinders Convertible Notes were convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each US$1,000 principal amount of Minefinders Convertible Notes. If the Arrangement becomes effective, Minefinders Convertible Noteholders may be entitled to receive a conversion premium in the form of Additional Shares as provided in the Indenture. The number of Additional Shares is calculated at the Effective Date based in part on the volume weighted average price of the Minefinders Shares for the five trading days prior to the Effective Date subject to a maximum of 125 Minefinders Shares for each US$1,000 principal amount of Minefinders Convertible Notes. Since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, any Additional Shares issuable in respect of Minefinders Convertible Notes converted prior to the Effective Date will be issued immediately prior to the Effective Time. If the Arrangement is not completed, Minefinders Convertible Noteholders will not be entitled to receive any conversion premium.

(b)

Dissenting Shares: Each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred to Pan American and such Dissenting Shareholders will cease to have any rights as holders of such Minefinders Shares other than the right to be paid fair value for their Dissenting Shares as set out in the Plan of Arrangement.

(c)

Exchange of Minefinders Shares: Each of the Minefinders Shares (other than those held by Pan American and its Affiliates but, for greater certainty, including the Minefinders Shares acquired by former Minefinders Optionholders pursuant to (a) above) will be transferred to Pan American in exchange for the applicable Consideration elected or deemed to be elected by the Minefinders Shareholder.

(d)

Exchange of Minefinders Options: Each Minefinders Option not conditionally exercised as described in (a) above, shall be deemed to be exchanged for a Pan American Option to purchase 0.6235 Pan American Shares for each Minefinders Share subject to such Minefinders Option immediately prior to the Effective Time at an exercise price per Pan American Share equal to the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option divided by 0.6235, subject to adjustment. All terms and conditions of a Pan American Option, including the term to expiry, conditions to and manner of exercise, will be the same as the Minefinders Option for which it was exchanged, except that the expiry date for all Pan American Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its Affiliates:

(i)

who cease to be employees, officers, directors or consultants of Minefinders or any of its Affiliates on the Effective Date will be extended to the earlier of (A) 12 months from the Effective Date, and (B) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(ii)

whose service with Minefinders, Pan American or any Affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (A) the later of (1) 12 months from the Effective Date, and (2) 90 days from the date of such termination, and (B) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

(e)

Transfer of Minefinders Shares to Acquireco: Pan American will transfer all of the Minefinders Shares transferred to it as described in (c) above, to Acquireco, a wholly-owned subsidiary of Pan American in exchange for one common share of Acquireco and the stated capital in respect of the Minefinders Shares shall be reduced to $1.00.

(f)

Amalgamation of Minefinders and Acquireco: Minefinders and Acquireco will be merged to form one corporate entity, Amalco, with the same effect as if they were amalgamated under the OBCA, except that the separate legal existence of Minefinders will not cease and Minefinders will survive the amalgamation.

Any transfer of securities pursuant to the Arrangement will be free and clear of all liens. Pan American, Minefinders and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to a Minefinders Shareholder such amounts as Pan American, Minefinders or the Depositary is required to deduct and withhold with respect to such payment under applicable Law including the Tax Act, the Code, or any applicable provision of federal, provincial, state, local or foreign tax law.

Letters of Transmittal

At the time of sending this Circular to each Minefinders Shareholder, Minefinders is also sending to each Registered Minefinders Shareholder the Letter of Transmittal. In order to receive the Pan American Shares and cash payable for the Minefinders Shares, a registered Minefinders Shareholder must complete, sign, date and return the enclosed Letter of Transmittal and all documents required thereby in accordance with the instructions set out therein. Registered Minefinders Shareholders can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under Minefinders' profile at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully.

Minefinders and Pan American reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected Minefinders Shareholder. The granting of a waiver to one or more Minefinders Shareholders does not constitute a waiver for any other Minefinders Shareholder. Minefinders and Pan American reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificates representing Minefinders Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Minefinders recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefor; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

The Letter of Transmittal is for use by Registered Minefinders Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their Intermediary for instructions and assistance in receiving the consideration for their Minefinders Shares. See "Procedure for Exchange of Minefinders Shares" below. Brokers and other Intermediaries likely have established cut-off times that are up to 48 hours prior to the Election Deadline. Minefinders Shareholders must instruct their brokers or other Intermediaries promptly if they wish to have a choice of options and in order to receive the Consideration to which they are entitled under the Arrangement as soon as possible after the Effective Date.

Minefinders Shareholders will be deemed to have elected to receive the Full Proration Option in exchange for any Minefinders Shares for which no election is made by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting.

If you have any questions relating to the Arrangement or the deposit of Minefinders Shares, please contact Kingsdale Shareholder Services Inc., at 1-877-659-1818 toll-free in North America, or at 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleshareholder.com.

Procedure for Exchange of Minefinders Shares

At the time of sending this Circular to each Minefinders Shareholder, Minefinders is also sending to each Registered Minefinders Shareholder the Letter of Transmittal. The Letter of Transmittal is for use by Registered Minefinders Shareholders only and is not to be used by Non-Registered Holders. Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the Pan American Shares and cash to which they are entitled in respect of their Minefinders Shares.

Registered Minefinders Shareholders are requested to deposit with the Depositary any share certificates representing their Minefinders Shares along with the duly completed Letter of Transmittal.

Prior to the Effective Date, Pan American shall deposit with the Depositary sufficient cash and certificates representing the Pan American Shares required to be issued to the Minefinders Shareholders under the Arrangement (other than payments to Dissenting Shareholders) to be held by the Depositary as agent and nominee for such Minefinders Shareholders.

As soon as practicable after the Effective Date, provided a former Registered Minefinders Shareholder submitted to the Depositary, prior to the Effective Date, an effective Letter of Transmittal, together with the certificate(s) (if any) representing the Minefinders Shares held by such former Minefinders Shareholder and such other documents as the Depositary may require, Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the holder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such former Registered Minefinders Shareholder is entitled to receive and a cheque representing the cash consideration payable to such former Registered Minefinders Shareholder, subject to any withholding obligation under applicable tax law, and any certificate representing Minefinders Shares so surrendered will be cancelled forthwith, all as determined in accordance with the provisions of the Plan of Arrangement.

A Registered Minefinders Shareholder that did not submit an effective Letter of Transmittal prior to the Effective Date may take delivery of the certificate representing the Pan American Shares and the cheque in the aggregate amount of the cash to which such former Minefinders Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) (if any) representing Minefinders Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificate(s) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require and any certificate representing Minefinders Shares so surrendered will be cancelled forthwith. Certificates representing the Pan American Shares will be registered in such name or names as directed in the Letter of Transmittal. As soon as practicable following receipt by the Depositary of the required certificates and documents, Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the holder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such Minefinders Shareholder is entitled to receive and a cheque representing the cash consideration payable to such Minefinders Shareholder, subject to any withholding obligation under applicable tax laws and all as determined in accordance with the provisions of the Plan of Arrangement.

In the event any certificate, which immediately before the Effective Time represented one or more outstanding Minefinders Shares that were exchanged for the Consideration, is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, certificates representing Pan American Shares and a cheque in the aggregate amount of the cash to which such former Registered Minefinders Shareholder is entitled pursuant to the Arrangement. When authorizing delivery of Consideration that such former Minefinders Shareholder is entitled to receive in exchange for any lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to Pan American and the Depositary in such amount as Pan American and the Depositary may direct or otherwise indemnify Pan American and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Minefinders.

A Registered Minefinders Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

(a)	the certificate(s) representing their Minefinders Shares (if any);

(b)

a Letter of Transmittal in the form accompanying this Circular, or a manually executed photocopy thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c)	any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

No Minefinders Shareholder shall be entitled to receive any consideration with respect to their Minefinders Shares other than the certificates representing the Pan American Shares and a cash payment representing the cash component of the Consideration and any payment in lieu of fractional Pan American Shares that a Minefinders Shareholder may have been entitled to, in accordance with the Plan of Arrangement and, for greater certainty, no Minefinders Shareholder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

The cash payments to former Minefinders Shareholders will be denominated in Canadian dollars. However, a Registered Minefinders Shareholder who submits to the Depositary, by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting, an effective Letter of Transmittal, together with the certificate(s) (if any) representing the Minefinders Shares held by such former Minefinders Shareholder and such other documents as the Depositary may require, can also elect to receive payment of the cash to which it is entitled under the Arrangement in U.S. dollars by checking the appropriate box in the Letter of Transmittal (captioned "Currency of Payment"), in which case each such Minefinders Shareholder will have acknowledged and agreed that the exchange rate for one Canadian dollar expressed in U.S. dollars will be based on the exchange rate available to the Depositary at its typical banking institution on the date the funds are converted. The Depositary may receive a fee from its banking institution for referring foreign exchange transactions to it.

The opportunity to elect receive payment of the cash to which a Registered Minefinders Shareholder is entitled under the Arrangement in U.S. dollars is only available to Registered Minefinders Shareholders who have submitted to the Depositary, by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or reconvened, two (2) Business Days prior to any reconvened Minefinders Meeting, an effective Letter of Transmittal, together with the certificate(s) (if any) representing the Minefinders Shares held by such former Minefinders Shareholder and such other documents as the Depositary may require. Otherwise, the cash to which a Registered Minefinders Shareholder is entitled under the Arrangement will be paid in Canadian dollars.

Registered Minefinders Shareholders electing to have the payment for the cash to which they are entitled under the Arrangement paid in U.S. dollars will be deemed to have acknowledged and agreed that any change to the currency exchange rates of the United States or Canada between the date the relevant Letter of Transmittal is submitted and the date on which the funds are converted by the Depositary will be at the sole risk of the Registered Minefinders Shareholder.

Procedure for Exchange of Minefinders Options

From and after the Effective Date, each option certificate representing Minefinders Options outstanding immediately prior to the Effective Date and not conditionally exercised as part of the Arrangement, will thereafter be deemed to represent the Pan American Options granted in exchange for such Minefinders Options upon completion of the Arrangement. Each Pan American Option will entitle the holder thereof to purchase from Pan American the number of Pan American Shares equal to 0.6235 multiplied by the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time at an exercise price per Pan American Share equal to the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option divided by 0.6235 (subject to rounding and adjustment pursuant to the Arrangement). Each Pan American Option will be on the same terms and conditions as the original Minefinders Option, except that the expiry date for all outstanding Pan American Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its Affiliates:

(a)

who cease to be employees, officers, directors or consultants of Minefinders of any of its Affiliates on the Effective Date will be extended to the earlier of (i) 12 months from the Effective Date, and (ii) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(b)

whose service with Minefinders, Pan American or any Affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (i) the later of (a) 12 months from the Effective Date, and (b) 90 days from the date of such termination, and (ii) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

In accordance with the terms of the Minefinders Option Plans, on January 22, 2012, in connection with approving the Arrangement and the entering into of the Arrangement Agreement, the Compensation Committee of the Minefinders Board passed a resolution accelerating the vesting of all Minefinders 2011 Options that would otherwise be unvested, to immediately prior to the Effective Time.

Minefinders Optionholders who do not want to receive Pan American Options in exchange for their Minefinders Options can exercise their Minefinders Options and participate in the Arrangement on the same basis as a Minefinders Shareholder. In addition to the normal exercise procedure, arrangements have been put in place to allow Minefinders Optionholders to exercise their Minefinders Options conditionally upon the Arrangement taking effect. If the Arrangement does not close, all conditionally exercised Minefinders Options will return to their original status as unexercised options. Additional information on how Minefinders Optionholders can exercise their Minefinders Options conditionally upon the Arrangement taking effect is available. Any Minefinders Optionholder who does not already have such information can obtain it by contacting the Chief Financial Officer of Minefinders at Suite 228, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Telephone: (604) 687-6263 or, toll free in Canada and the U.S.: 1-866-687-6263.

All Minefinders Options not exercised or conditionally exercised by 5:00 p.m. (Pacific time) on March 22, 2012 or, if the Minefinders Meeting is adjourned or postponed, two (2) Business Days prior to the reconvened Minefinders Meeting will be exchanged for Pan American Options in accordance with the Plan of Arrangement.

Termination of Rights after Six Years

To the extent that a former Minefinders Shareholder has not complied with the requirement to deliver the certificate representing its Minefinders Shares, along with a duly completed Letter of Transmittal, to the Depositary, or if such certificate has been lost, stolen or destroyed has not provided the required bond or indemnities and otherwise complied with the applicable procedures described in "The Arrangement –Arrangement Mechanics – Procedure for Exchange of Minefinders Shares", on or before the date that is six (6) years after the Effective Date, then the Consideration that such former Minefinders Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such former Minefinders Shareholder was entitled, shall be delivered to Pan American by the Depositary and certificates representing Pan American Shares forming the Consideration shall be cancelled by Pan American, and the interest of the former Minefinders Shareholder in such Pan American Shares and cash shall be terminated as of the date that is six (6) years after the Effective Date.

No Fractional Shares to be Issued and Rounding of Cash Consideration

No fractional Pan American Shares will be issued to Minefinders Shareholders. The number of Pan American Shares to be issued to Minefinders Shareholders shall be rounded down to the nearest whole Pan American Share in the event that a Minefinders Shareholder is entitled to a fractional Pan American Share and the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of one whole Pan American Share having a value equal to $25.02 (being the closing sale price per Pan American Share on the last full trading day prior to the date on which Minefinders and Pan American announced that they had entered into the Arrangement Agreement, as reported on the TSX), multiplied by the fractional share amount.

If the aggregate amount of cash consideration which a Minefinders Shareholder is entitled to receive for all Minefinders Shares transferred by such Minefinders Shareholder pursuant to the Arrangement would otherwise include a fraction of $0.01, then the aggregate cash consideration to which such Minefinders Shareholder shall be entitled to receive for all of its Minefinders Shares transferred pursuant to the Arrangement shall be rounded up to the nearest whole $0.01.

Treatment of Dividends

No dividend or other distribution declared or made after the Effective Time with respect to Pan American Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Minefinders Shares unless and until the holder of such certificate shall have complied with the requirement to deliver such certificate, along with a duly completed Letter of Transmittal, to the Depositary, or if such certificate has been lost, stolen or destroyed shall have completed the deliveries and provided the bond or indemnities described above. Subject to applicable law and the provisions of the Plan of Arrangement relating to the withholding of taxes where required, at the time of such compliance, there shall, in addition to the delivery of the certificates representing Pan American Shares, be delivered to such holder, without interest, the amount of all of the dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Pan American Shares.

Effects of the Arrangement on Minefinders Shareholders' Rights

Minefinders Shareholders receiving Pan American Shares under the Arrangement will become shareholders of Pan American. Pan American is a corporation existing under the laws of British Columbia. The rights of holders of Pan American Shares are governed by the BCBCA and by Pan American's articles. The rights of Minefinders Shareholders are currently governed by the OBCA and by Minefinders' articles and by-laws. Although the rights and remedies of shareholders under the BCBCA are in many cases comparable to those under the OBCA, there are several differences. A summary of certain differences between the BCBCA and the OBCA which management of Minefinders considers to be relevant and material to Minefinders Shareholders is set out in Appendix H. This paragraph and Appendix H are qualified in their entirety by the provisions of the OBCA and the BCBCA.

Depositary

Pan American and Minefinders have engaged Kingsdale Shareholder Services Inc. to act as depositary for the receipt of certificates in respect of Minefinders Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities under applicable securities laws and expenses in connection therewith.

Securities Law Matters

Stock Exchange Listing and Reporting Issuer Status

The Minefinders Shares will be delisted from the TSX and NYSE Amex after the Effective Time and applications will be made to have Minefinders cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) and for the Minefinders Shares to be de-registered under the U.S. Exchange Act.

Canadian Securities Law Matters

The distribution of the Pan American Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Pan American Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a "control distribution" as defined National Instrument 45-102 - Resale of Securities of the Canadian Securities Administrators, (ii) no unusual effort is made to prepare the market or to create a demand for the Pan American Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Pan American, the selling securityholder has no reasonable grounds to believe that Pan American is in default of applicable Canadian securities laws.

Each Minefinders Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in Pan American Shares.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal securities laws applicable to U.S. Minefinders Securityholders in connection with the Arrangement. All U.S. Minefinders Securityholders are urged to consult with their own legal advisors to ensure that the resale of any securities issued to them under the Arrangement complies with applicable U.S. Securities Laws. Further information applicable to U.S. Minefinders Securityholders is disclosed under the heading "Notice to United States Securityholders" in this Circular.

The following discussion does not address the Canadian securities laws that will apply to the issue of Pan American Securities issued into the United States or the resale of the Pan American Securities in Canada by U.S. Minefinders Securityholders. U.S. Minefinders Securityholders reselling their Pan American Securities in Canada must comply with Canadian securities laws, as outlined elsewhere in this Circular.

Status under U.S. Securities Laws

Each of Pan American and Minefinders is currently a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

Exemption from the Registration Requirements of the U.S. Securities Act

The Pan American Securities to be issued by Pan American pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable securities laws of any state of the United States, and will be issued in reliance upon the exemption from registration provided by the Section 3(a)(10) of the U.S. Securities Act and exemptions from registration under any applicable securities laws of any state of the United States. Section 3(a)(l0) of the U.S. Securities Act exempts from registration the distribution of securities which are issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on February 17, 2012 and, subject to the approval of the Arrangement by the Minefinders Securityholders, a hearing in respect of the Final Order for the Arrangement will be held on March 28, 2012 at 10:00 a.m. (Toronto time), or as soon thereafter as counsel may be heard, before the Court at 393 University Avenue, Toronto, Ontario. All Minefinders Securityholders are entitled to appear and be heard at this hearing. Accordingly, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) therein with respect to the Pan American Securities issued in connection with the Arrangement.

Resales of Pan American Shares Issued to Minefinders Shareholders at the Effective Time

The ability of a Minefinders Shareholder in the United States to resell the Pan American Shares issued to it on the Effective Date of the Arrangement will depend on whether it is an "affiliate" of Pan American after the Effective Date or was an "affiliate" of Pan American within ninety days prior to the Effective Date or the resale transaction. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates".

The resale rules applicable to Minefinders Shareholders in the United States are summarized below. Minefinders Shareholders in the United States are urged to consult with their own legal counsel to ensure that the resale of Pan American Shares issued to them pursuant to the Arrangement complies with all applicable securities legislation.

Persons or entities who are not affiliates of Pan American after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, may resell in the United States Pan American Shares issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

Persons or entities who are affiliates of Pan American after the Effective Date, or within ninety days prior to the Effective Date or the resale transaction, will be subject to restrictions on resale imposed by the U.S. Securities Act with respect to Pan American Shares in the United States issued at the Effective Time. These affiliates may not resell their Pan American Shares unless such Pan American Shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available. Affiliates may resell their Pan American Shares in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Pan American and compliance with the applicable holding period, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act. Affiliates of Pan American in the United States who are affiliates solely by virtue of their status as an officer or director of Pan American may be able to resell their Pan American Shares pursuant to Regulation S, as described below.

Resale of Pan American Shares by Affiliates of Pan American Pursuant to Regulation S

Provided that Pan American remains a "foreign private issuer" as defined in Rule 405 of the U.S. Securities Act, a person who is an affiliate of Pan American after the Effective Date, or who was an affiliate within ninety days prior to the Effective Date or the resale transaction, may, under the U.S. Securities Act, resell the Pan American Shares issued to them pursuant to the Arrangement in an "offshore transaction" in accordance with Regulation S under the U.S. Securities act, provided that: (a) he or she is an affiliate of Pan American at the time of the resale transaction solely by virtue of having a position as an officer or director of Pan American; (b) no "directed selling efforts" as defined in Regulation S under the U.S. Securities Act are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf; and (c) the conditions imposed by Regulation S under the U.S. Securities Act for "offshore transactions" are satisfied. An "offshore transaction" includes a transaction executed using the facilities of the TSX, provided the offer of the securities is not made to a person in the United States, and neither the seller nor any person acting on the seller's behalf knows the transaction has been prearranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Pan American who is an affiliate of Pan American solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

Exercise of Pan American Options issued in accordance with the Arrangement

Section 3(a)(10) of the U.S. Securities Act does not exempt the issuance of underlying securities upon the exercise of securities that were issued pursuant to Section 3(a)(10) of the U.S. Securities Act. Therefore, the Pan American Options issued pursuant to the Arrangement may not be exercised in the United States, or by or on behalf of a person in the United States or a U.S. Person unless the issuance of the underlying Pan American Shares is registered under the U.S. Securities Act and all applicable securities laws of any state of the United States or an exemption from such registration requirements is available. For Pan American Optionholders exercising outside the United States, the Pan American Options may be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Pan American Options on behalf of a U.S. Person or a person in the United States. For Pan American Optionholders that are exercising in the United States, that are U.S. Persons or that are exercising on behalf of a person in the United States or a U.S. Person, Pan American has agreed to file a registration statement under the U.S. Securities Act to register the exercise of such Pan American Options. If such registration statement is effective at the time of exercise, then the Pan American Shares issuable upon the exercise of such Pan American Options will be free of any restrictions on trading under the U.S. Securities Act. If such registration statement is not effective at the time of exercise, the Pan American Options may not be exercised in the United States or by or on behalf of a person in the United States or a U.S. Person, unless the holder provides a legal opinion or other evidence reasonably satisfactory to Pan American to the effect that the exercise of the Pan American Options does not require registration under the U.S. Securities Act or any applicable securities laws of any state of the United States.

Any Pan American Shares issuable upon the exercise of the Pan American Options in the United States or by or on behalf of a person in the United States or a U.S. Person at a time when there is no effective registration statement under the U.S. Securities Act covering such exercise will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, certificates representing such Pan American Shares will bear a legend to that effect, and such Pan American Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and all applicable securities laws of any state of the United States.

Notwithstanding the foregoing, subject to certain limitations, any Pan American Shares issuable upon the exercise of the Pan American Options may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, including in transactions over the TSX (if the Pan American Shares are so listed at the time of sale).

Expenses

The combined estimated fees, costs and expenses of Pan American and Minefinders in connection with the Arrangement including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately US$22.2 million.

All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expense, provided that pursuant to the Arrangement Agreement, Pan American has retained Kingsdale Shareholder Services Inc. to solicit proxies on behalf of management of Minefinders and has agreed to pay the costs of this solicitation.

In certain circumstances, Minefinders and Pan American will be required to pay Minefinders Expense Payment and the Pan American Expense Payment, respectively. In each case, the Expense Payment is $5 million. See "The Arrangement – The Arrangement Agreement – Termination and Termination-Related Payments".

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Minefinders Board with respect to the Arrangement, Minefinders Securityholders should be aware that certain members of Minefinders' senior management and the Minefinders Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

Minefinders Directors

As at the date of this Circular, the Minefinders Directors (other than Minefinders Directors who are also executive officers) hold, in the aggregate, 263,000 Minefinders Shares, representing approximately 0.29% of the Minefinders Shares outstanding on the date of this Circular. Such Minefinders Directors hold, in the aggregate, 700,000 Minefinders Options, representing approximately 24.25% of the Minefinders Options outstanding on the date of this Circular. All of the Minefinders Shares and Minefinders Options held by the Minefinders Directors will be treated in the same manner under the Arrangement as Minefinders Shares and Minefinders Options held by every other Minefinders Shareholder and Minefinders Optionholder, respectively.

Robert Leclerc is a party to a written employment agreement that provides that if the Minefinders Board decides that Mr. Leclerc's services are no longer required, he shall be advised in writing and shall, notwithstanding termination, be paid his fees for the then current quarter plus an amount equal to one year's annual Chairman fee plus an annual board fee. Assuming that the Arrangement becomes effective on March 30, 2012, if Mr. Leclerc's services are no longer required, Mr. Leclerc is expected to receive a lump sum payment of approximately US$75,000 in respect of the termination of his services.

Consistent with standard practice in similar transactions, in order to ensure that the Minefinders Directors do not lose or forfeit their protection under liability insurance policies maintained by Minefinders, the Arrangement Agreement provides for the maintenance of such protection for six years. See "The Arrangement – Interests of Certain Persons in the Arrangement - Indemnification and Insurance" below.

Executive Officers

The current responsibility for the general management of Minefinders is held and discharged by a group of four (4) executive officers, led by Mark Bailey, the President and Chief Executive Officer of Minefinders. The other executive officers of Minefinders are as follows: Laurence Morris, Vice President, Operations; Tench Page, Vice President Exploration; and Greg Smith, Vice President, Finance and Chief Financial Officer.

As at the date of this Circular, the executive officers of Minefinders, in the aggregate, hold 1,255,954 Minefinders Shares representing approximately 1.40% of the Minefinders Shares outstanding on the date of this Circular. The executive officers of Minefinders, in the aggregate, hold 1,110,000 Minefinders Options, representing approximately 38.45% of the Minefinders Options outstanding on the date of this Circular. All of the Minefinders Shares and Minefinders Options held by the executive officers of Minefinders will be treated in the same fashion under the Arrangement as Minefinders Shares and Minefinders Options held by every other Minefinders Shareholder and Minefinders Optionholder, respectively.

Each of the executive officers is a party to written employment agreements or executive employment agreements that provide for certain payments upon a "change of control" of Minefinders. A change of control of Minefinders followed by the termination of the individual's employment under specified circumstances would trigger payments equal to three (3) times (for Messrs. Bailey, Page and Smith), two (2) times (for Mr. Morris), the total of the individual's annual base salary plus any salary or other benefits which have accrued or been earned plus an excise tax restoration payment, if applicable for Messrs. Bailey and Page. The specified circumstances include (i) the termination of employment within one year of a change of control or (ii) a voluntary resignation for "good reason" within one year of a change of control. The expression "good reason" is defined to include any one of four acts of employer constructive dismissal: the assignment of lower level status or responsibility, a reduction in base salary, a requirement to relocate, or a change in employee participation in, or benefits under, Minefinders' benefit plans. Additionally, in the final 30 days of the one-year period referred to above the individuals may resign for any reason or no reason at all and be entitled forthwith to the cash payment calculated as specified above. Assuming the Arrangement becomes effective on March 30, 2012, if the executive officers are terminated at or immediately after the Effective Time "under specified circumstances" it is expected that they will receive a lump sum payment of US$1,245,000 in the case of Mr. Bailey, $825,000 in the case of Mr. Smith, US$600,000 in the case of Mr. Morris and US$750,000 in the case of Mr. Page.

Indemnification and Insurance

Under the terms of the Arrangement Agreement, Minefinders has covenanted to purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Minefinders and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Pan American has agreed to, or to cause Minefinders and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Pan American shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Minefinders' current annual aggregate premium for policies maintained by Minefinders or its Subsidiaries as at the date of the Arrangement Agreement.

Pan American has agreed, in the Arrangement Agreement, that it shall directly, or shall cause Minefinders (or any successor to Minefinders), to honour all rights to indemnification or exculpation existing as at the date of the Arrangement Agreement in favour of present and former officers and directors of Minefinders and its Subsidiaries to the extent that they are disclosed in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, and has acknowledged that such rights, to the extent that they are disclosed in such disclosure letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

The Arrangement Agreement

The following is a summary of the material terms of the Arrangement Agreement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement which is incorporated herein by reference. Minefinders Shareholders are urged to read the Arrangement Agreement, as amended by the Amendment Agreement, in its entirety. The Arrangement Agreement and the Amendment Agreement, which are incorporated by reference into this Circular, were filed by Minefinders with the Canadian securities regulatory authorities on February 1, 2012 and February 17, 2012, respectively, and are available under Minefinders' profile on SEDAR at www.sedar.com. See "Documents Incorporated by Reference".

General

At the Effective Time of the Arrangement, upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Arrangement, among other things, Pan American will acquire all of the Minefinders Shares and Minefinders will become a wholly-owned subsidiary of Pan American. The Arrangement Agreement and Plan of Arrangement provide that Pan American will acquire each outstanding Minefinders Share (other than those held by Dissenting Shareholders) in exchange for the Consideration.

The Plan of Arrangement, which is deemed to be part of the Arrangement Agreement, provides that at the Effective Time, a series of events, described above under the heading "The Arrangement – Arrangement Mechanics – Steps of the Arrangement", shall occur in one minute intervals without any further act or formality thereby giving effect to the transactions contemplated by the Arrangement Agreement.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties made by Minefinders to Pan American and made by Pan American to Minefinders. Such representations and warranties relate to, among other things, corporate status; fairness opinions of financial advisors and recommendations of each of the Minefinders Board and the Pan American Board; the authorization and enforceability, and corporate approval of the Arrangement Agreement; and capitalization. The representations and warranties also address various matters relating to the business, operations and properties of each Minefinders and Pan American and their respective subsidiaries, including, without limitation: ownership of Subsidiaries; compliance with Laws; Authorizations for the ownership and use of material real properties, mineral interests and rights and other assets; accuracy of reports filed with Governmental Entities; accuracy of the financial statements; absence of undisclosed liabilities; interests in material real properties and material mineral interests and rights; mineral reserves and resources; operational matters; employment matters; absence of any Minefinders Material Adverse Effect or Pan American Material Adverse Effect and certain other changes since December 31, 2010; absence of any undisclosed litigation; tax matters; books and records; insurance matters; absence of non-arm's length transactions; benefit plans; environmental matters; absence of restrictions on business activities; material contracts; relationships with customers suppliers, distributors and sales representatives; fees payable to brokers; listings, reporting issuer status and stock exchange compliance; no property or assets subject to expropriation; no violation of corrupt practices legislation; absence of material disputes with non-governmental organizations and community groups; and delivery of full information to the other Party.

In addition, Minefinders has made certain representations and warranties to Pan American relating to the HSR Act and Pan American has made certain representations and warranties to Minefinders to the effect that neither it nor any of its Subsidiaries owns any of Minefinders Shares and relating to: the absence of arrangements with Minefinders Securityholders (other than the Voting Agreement); certain U.S. Securities Laws matters; Investment Canada Act matters and sufficiency of funds to consummate the Arrangement.

The foregoing is a summary of certain the representations and warranties contained in the Arrangement Agreement and is not an exhaustive list.

The representations and warranties made by Minefinders to Pan American and representations and warranties made by Pan American to Minefinders in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality (including a Minefinders Material Adverse Effect or a Pan American Material Adverse Effect) that is different from what may be viewed as material to Minefinders Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

Conditions Precedent to the Arrangement

Mutual Conditions

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions, each of which may only be waived with the mutual consent of Minefinders and Pan American:

(a)	Minefinders Shareholder Approval and Minefinders Combined Securityholder Approval shall have been obtained in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Minefinders and Pan American, acting reasonably, on appeal or otherwise;

(c)	Pan American Shareholder Approval shall have been obtained;

(d)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)

the Pan American Shares and Replacement Options to be issued pursuant to the Arrangement shall either be: (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Minefinders shall not be entitled to the benefit of this condition, and shall be deemed to have waived this condition, if Minefinders fails to advise the Court prior to the hearing in respect of the Final Order that Pan American intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement and comply with the requirements set forth in Section 2.13 of the Arrangement Agreement;

(f)	all Antitrust Clearances shall have been obtained on terms and conditions satisfactory to each of Pan American and Minefinders, acting reasonably;

(g)

except as set out in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person that is reasonably likely to result in: (i) a prohibition or restriction on the acquisition by Pan American of any Minefinders Shares, the payment of consideration by Pan American to the Minefinders Shareholders or the consummation of the Arrangement or a Person obtaining from Minefinders or Pan American any material damages directly or indirectly in connection with the Arrangement; (ii) a prohibition or material limit on the ownership by Pan American of Minefinders or any material portion of its business; or (iii) the imposition of limitations on the ability of: (A) Pan American to acquire or hold, or exercise full rights of ownership of, any Minefinders Shares, including the right to vote the Minefinders Shares to be acquired by it on all matters properly presented to the Minefinders Shareholders; or (B) Minefinders Shareholders to acquire or hold or exercise full rights of ownership of any Pan American Shares, including the right to vote the Pan American Shares to be acquired by them on all matters properly presented to Pan American Shareholders; and

(h)	the Arrangement Agreement shall not have been terminated.

Additional Conditions in Favour of Pan American

The obligation of Pan American to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Pan American and may be waived by Pan American):

(a)

except as set out in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, all covenants of Minefinders under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Pan American shall have been duly performed by Minefinders in all material respects and Pan American shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by two senior executive officers of Minefinders (on Minefinders' behalf and without personal liability), confirming the same as at the Effective Time;

(b)

except as set out in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, the representations and warranties of Minefinders set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Minefinders Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Minefinders Material Adverse Effect (provided, however, that the representations and warranties of Minefinders relating to its interests in material real properties and material mineral interests and rights and no violation of corrupt practices legislation shall be true and correct in all material respects as of the Effective Time), and Pan American shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by two senior executive officers of Minefinders (on Minefinders' behalf and without personal liability), confirming the same as at the Effective Time;

(c)

except as set out in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, there shall not have occurred a Minefinders Material Adverse Effect that has not been publicly disclosed by Minefinders prior to the date of the Arrangement Agreement or disclosed to Pan American in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Minefinders Material Adverse Effect, and Pan American shall have received a certificate of Minefinders addressed to Pan American and dated the Effective Date, signed on behalf of Minefinders by the chief executive officer and the chief financial officer of Minefinders (on Minefinders' behalf and without personal liability), confirming the same as at the Effective Time;

(d)	Minefinders shall have delivered to Pan American update letters regarding title to the Property and the Mineral Rights in customary form;

(e)	holders of no more than 5% of the Minefinders Shares shall have exercised Dissent Rights; and

(f)

the Locked-up Shareholders who hold Minefinders Options immediately prior to the Effective Time shall have executed and delivered to Pan American an acknowledgement and acceptance as to the terms of the Replacement Options in a form acceptable to Pan American, acting reasonably.

Additional Conditions in Favour of Minefinders

The obligation of Minefinders to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Minefinders and may be waived by Minefinders):

(a)

all covenants of Pan American under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Minefinders shall have been duly performed by Pan American in all material respects and Minefinders shall have received a certificate of Pan American, addressed to Minefinders and dated the Effective Date, signed on behalf of Pan American by two of its senior executive officers (on Pan American's behalf and without personal liability), confirming the same as of the Effective Time;

(b)

the representations and warranties of Pan American set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Pan American Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Pan American Material Adverse Effect (provided, however, that the representations and warranties of Pan American relating to its interests in material real properties and material mineral interests and rights and no violation of corrupt practices legislation shall be true and correct in all material respects as of the Effective Time), and Minefinders shall have received a certificate of Pan American and dated the Effective Date, signed on behalf of Pan American by two senior executive officers of Pan American (on Pan American's behalf and without personal liability), confirming the same as of the Effective Time;

(c)

Pan American shall have complied with its obligations to deposit in escrow with the Depositary after receipt of the Final Order and prior to the filing of the Articles of Arrangement, sufficient Pan American Shares and cash to satisfy the Consideration payable to Minefinders Shareholders and sufficient cash to satisfy any payments to Minefinders Shareholders in lieu of fractional entitlements, pursuant to the Plan of Arrangement (other than payments to Minefinders Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection), and the Depositary shall have confirmed receipt thereof;

(d)

there shall not have occurred a Pan American Material Adverse Effect that has not been publicly disclosed by Pan American prior to the date of the Arrangement Agreement or disclosed to Minefinders in writing prior to the date of the Arrangement Agreement, and since the date of the Arrangement Agreement, there shall not have occurred a Pan American Material Adverse Effect and Minefinders shall have received a certificate of Pan American addressed to Minefinders and dated the Effective Date, signed on behalf of Pan American by the chief executive officer and chief financial officer of Pan American (on Pan American's behalf and without personal liability), confirming the same as of the Effective Time;

(e)

Pan American shall have delivered evidence satisfactory to Minefinders, acting reasonably, of the approval of the listing and posting for trading on the TSX and the Nasdaq of the Consideration Shares, Option Shares and Underlying Shares, subject only in each case to the satisfaction of the customary listing conditions of the TSX or the Nasdaq, as the case may be;

(f)

the distribution of the Consideration Shares shall be exempt from the prospectus requirements of Securities Laws in Canada and shall either be (i) exempt from the registration requirements of the U. S. Securities Act, or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares under Securities Laws in Canada, except in respect of those holders that are subject to restrictions on resale as a result of being a "control person" under Securities Laws in Canada; and (y) the Consideration Shares, the Option Shares and the Underlying Shares shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act; and

(g)

Pan American shall have delivered to Minefinders update letters with respect to certain title opinions relating to the principal Pan American Property and Pan American Mineral Rights comprising Pan American's Navidad, Manantial Espejo, Alamo Dorado and La Colorada properties, in customary form.

Covenants of Minefinders

Covenants relating to the Conduct of Business

Except as disclosed in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, Minefinders has agreed that, prior to the Effective

Date, except as required or permitted by the Arrangement Agreement, Minefinders shall, and shall cause each of its Subsidiaries to, conduct its and their business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to maintain and preserve its and their present business organization, assets, employees, goodwill and business relationships. Minefinders has agreed to certain covenants in this regard, including among other things, prohibitions or restrictions on: issuing securities; disposing of or encumbering assets; entering into long-term-sale, forward sale, off-take, royalty or hedging agreements with respect to commodities extracted from its material properties and mineral rights and interests; amending constating documents; capital alterations; redemptions and repurchases of securities; reorganizations, mergers and amalgamations; acquisitions and investments; incurring or repaying indebtedness; liquidations and dissolutions; paying dividends; discharging liabilities outside of the ordinary course of business consistent with past practice; waiving, releasing, transferring or amending material rights or claims; releasing contractual rights; taking action or failing to take action that would result in the material loss of benefits under material permits; incurring expenses otherwise than in accordance with Minefinders' draft operating budget for 2012; taking action or failing to take action that is or would reasonably be expected to materially delay or impeded the ability of Minefinders to consummate the Arrangement; modifying employment arrangements and benefits; and cancelling existing insurance coverage.

Minefinders has also agreed: not to take any action that would or which reasonably may be expected to result in a breach of representation or warranty under the Arrangement Agreement; provide Pan American with prompt written notice of an event that has resulted in, or would reasonably be expected to result in, a Minefinders Material Adverse Effect; not to enter into agreements which could restrict its business; not to enter into any engineering, procurement and construction or engineering, procurement and construction management contract or contracts in respect of the construction of a mill at the Dolores mine or in respect of the La Bolsa property and not enter into any agreements with mining contractors in respect of pre-stripping at the Dolores mine; and not to incur capital expenditures in excess of $10 million in the aggregate except in accordance with Minefinders' draft operating budget for 2012, in each case except as permitted by the Arrangement Agreement.

Minefinders has also agreed to use its commercially reasonably endeavours to maintain and preserve each of its Mineral Rights and Properties and Authorizations in good standing and has agreed to certain obligations in respect of Tax matters.

Further, Minefinders has agreed to publicly disclose its unaudited financial and operating results for the fourth quarter and year ended December 31, 2011 by no later than February 29, 2012.

Covenants relating to the Arrangement

Except as disclosed in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, Minefinders has agreed to, and to cause its Subsidiaries to, perform all obligations required to be performed by them under the Arrangement Agreement, to co-operate with Pan American in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, except as otherwise permitted by the Arrangement Agreement. Without limiting the generality of the foregoing, Minefinders has agreed to: use its commercially reasonable efforts to obtain and assist Pan American in obtaining all required Antitrust Clearances; use its commercially reasonable efforts to obtain as soon as practicable all third party consents, approvals and notices required under any of Minefinders' or its Subsidiaries' Material Contracts; defend all lawsuits or other legal, regulatory or other proceedings against Minefinders challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement; provide such assistance as may be reasonably requested by Pan American for the purposes of convening and holding the Pan American Meeting; subject to applicable Law, use its commercially reasonable efforts to make available to Pan American information reasonably requested by Pan American for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Pan American and Minefinders following completion of the Arrangement; use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement and take all steps set forth in the Interim Order; and vote any Pan American Shares held by it on the record date for the Pan American Meeting in favour of the Pan American Resolution.

Non-Solicitation Covenants

See "Non-Solicitation Covenants" below.

Covenants of Pan American

Covenants relating to the Conduct of Business

Except as disclosed in the disclosure letter delivered by Pan American to Minefinders in connection with the Arrangement Agreement and agreed to by Minefinders, Pan American has agreed that, prior to the Effective Date, except as required or permitted by the Arrangement Agreement, Pan American shall, and shall cause each of its Subsidiaries to, conduct its and their business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to maintain and preserve its and their business organization, assets, employees, goodwill and business relationships. Pan American has agreed to certain covenants in this regard, including among other things, prohibitions or restrictions on: amending constating documents; capital alterations; liquidations and dissolutions; changing its accounting policies; declaring and paying dividends or other distributions other than in the ordinary course consistent with past practice; issuing securities; and taking or failing to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pan American to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement. Pan American has also agreed to provide Minefinders with prompt written notice of an event that has resulted in, or would reasonably be expected to result in, a Pan American Material Adverse Effect.

Pan American has also agreed to publicly disclose its unaudited financial and operating results for the fourth quarter and year ended December 31, 2011 by no later than February 29, 2012.

Covenants relating to the Arrangement

Pan American has agreed to, and to cause its Subsidiaries to, perform all obligations required to be performed by them under the Arrangement, to co-operate with Minefinders in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in the Arrangement Agreement, except as otherwise permitted by the Arrangement Agreement. Without limiting the generality of the foregoing, Pan American has agreed to: use its commercially reasonable efforts to take certain actions with a view to obtaining the Antitrust Clearances; provide certain representations or information to Minefinders in connection with the HSR Act; use its commercially reasonable efforts to obtain as soon as practicable all third party consents, approvals and notices required under any of Pan American's or its Subsidiaries' Material Contracts; defend all lawsuits or other legal, regulatory or other proceedings against Pan American challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated by the Arrangement Agreement; provide such assistance as may be reasonably requested by Minefinders for the purposes of convening and holding the Minefinders Meeting; apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and the Nasdaq of the Consideration Shares, Option Shares and Underlying Shares, subject only to satisfaction by Pan American of customary listing conditions of the TSX and the Nasdaq; use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement; make joint elections with Eligible Holders in respect of the disposition of their Minefinders Shares pursuant to section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement; ensure that all Replacement Options are treated in accordance with the Plan of Arrangement; and vote any Minefinders Shares held by it on the record date for the Minefinders Meeting in favour of the Arrangement Resolution.

Non-Solicitation Covenants

See "Non-Solicitation Covenants" below.

Insurance, Indemnification and Change in Control Payments

Under the terms of the Arrangement Agreement, Minefinders has covenanted to purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Minefinders and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Pan American has agreed to, or to cause Minefinders and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Pan American shall not be required to pay any amounts in respect of such coverage prior to the Effective Time; and provided further that the aggregate cost of such policy for the six year period shall not exceed 300% of Minefinders' current annual aggregate premium for policies maintained by Minefinders or its Subsidiaries as at the date of the Arrangement Agreement.

Pan American has agreed, in the Arrangement Agreement, that it shall directly, or shall cause Minefinders (or any successor to Minefinders), to honour all rights to indemnification or exculpation existing as at the date of the Arrangement Agreement in favour of present and former officers and directors of Minefinders and its Subsidiaries to the extent that they are disclosed in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American, and has acknowledged that such rights, to the extent that they are disclosed in such disclosure letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

Under the Arrangement Agreement, following the Effective Time, Pan American shall and shall cause its Subsidiaries to honour and pay all amounts triggered by the acquisition by Pan American of all of the Minefinders Shares in all employment agreements, consultant agreements, equity or security based compensation arrangement, policies or other similar arrangements or plans of any kind which are described in the disclosure letter delivered by Minefinders to Pan American in connection with the Arrangement Agreement and agreed to by Pan American and which Minefinders provided an executed copy thereof to Pan American prior to the date of the Arrangement Agreement.

Non-Solicitation Covenants

Pursuant to the Arrangement Agreement, each of Minefinders and Pan American has agreed to certain non-solicitation covenants.

Each of Minefinders and Pan American has agreed that it and its Subsidiaries shall not directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(a)

make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers relating to any Acquisition Proposal in respect of it, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(b)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt to make or complete any Acquisition Proposal for it; provided, however, that, for greater certainty, Minefinders and Pan American may advise any Person making an unsolicited Acquisition Proposal in respect of it that such Acquisition Proposal does not constitute a Superior Proposal when the Minefinders Board or Pan American Board has so determined;

(c)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the other Party, the approval or recommendation of the its board of directors or any committee thereof of the Arrangement Resolution (in the case of Minefinders) or the Pan American Resolution (in the case of Pan American);

(d)	approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for it; or

(e)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal for it.

However, each of the Minefinders Board and the Pan American Board may engage in discussions or negotiations with, or respond to enquiries from any Person who has made an unsolicited Acquisition Proposal for it that the Minefinders Board or the Pan American Board, respectively, has determined constitutes or could reasonably be expected to result in a Superior Proposal for Minefinders or Pan American (as the case may be) and may provide information and access to its properties, facilities, books or records as otherwise permitted in accordance with the Arrangement Agreement.

Each of Minefinders and Pan American agreed to immediately, upon execution of the Arrangement Agreement, cease and cause to be terminated any existing discussions or negotiations with any Person (other than the other Party) with respect to any potential Acquisition Proposal and, in connection therewith, to discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and to request, as soon as possible after execution of the Arrangement Agreement, the return or destruction of all confidential information provided within two (2) years prior to the date of the Arrangement Agreement in connection therewith to the extent such information has not already been returned or destroyed. Each of Minefinders and Pan American has also agreed in the Arrangement Agreement not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party (except, in the case of Minefinders, as required under any such agreement), or terminate, modify, amend or waive the terms thereof and to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into before or after the date of the Arrangement Agreement.

Under the Arrangement Agreement, each of Minefinders and Pan American must immediately provide notice to the other Party of any unsolicited Acquisition Proposal for Minefinders or Pan American, respectively, or any proposal, inquiry or offer that could lead to such an Acquisition Proposal or any request for non-public information relating to it or any of its respective Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of it or any of its Subsidiaries by any Person that informs it, any member of its board of directors or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to the Party providing such notice, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Each of Minefinders and Pan American shall keep the other promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by the other Party with respect thereto.

If Minefinders or Pan American receives a request for material non-public information from a Person who proposes to Minefinders or Pan American, as the case may be, an unsolicited written Acquisition Proposal and:

(a)

the Minefinders Board or the Pan American Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal for Minefinders or Pan American, respectively; and

(b)

in the opinion of the Minefinders Board or the Pan American Board, as the case may be, acting in good faith and on advice from its outside legal advisors, the failure to provide such party with access to information regarding Minefinders or Pan American, respectively, and its Subsidiaries would be inconsistent with the fiduciary duties of such board of directors, then, and only in such case, Minefinders or Pan American, as the case may be, may provide such Person with access to information regarding it and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to the relevant Party than the Confidentiality Agreements; provided that such Party sends a copy of any such confidentiality and standstill agreement to the other Party promptly upon its execution and such other Party is provided with a list of, and, at its request, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

In the Arrangement Agreement, each of Minefinders and Pan American has agreed that it will not accept, approve or enter into any agreement (a "Proposed Agreement"), other than a confidentiality agreement described in the preceding paragraph, with any Person providing for or to facilitate any Acquisition Proposal for Minefinders or Pan American, respectively, unless:

(a)	its board of directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(b)

in the case of a Proposed Agreement in respect of Minefinders, the Minefinders Meeting has not occurred, or in the case of a Proposed Agreement in respect of Pan American, the Pan American Meeting has not occurred;

(c)	it has complied with its non-solicitation obligations under Subsections 7.1(a) through 7.1(d) (inclusive) of the Arrangement Agreement;

(d)

it has provided the other Party with written notice that there is a Superior Proposal for the Party giving such notice, together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from its board of directors regarding the value in financial terms that such board of directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to such other Party not less than five (5) Business Days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement;

(e)	in the case of a Proposed Agreement in respect of an Acquisition Proposal for Minefinders, five (5) Business Days have elapsed from the date Pan American received the notice and documentation referred to in paragraph (d) above from Minefinders (the "Response Period") and, if Pan American has proposed to amend the terms of the Arrangement in accordance with Subsection 7.1(f) of the Arrangement Agreement, the Minefinders Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal for Minefinders is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Pan American;

(f)	it concurrently terminates the Arrangement Agreement; and

(g)

it has previously, or concurrently will have, paid to other Party, the Minefinders Termination Payment (in the case of a Proposed Agreement in respect of an Acquisition Proposal for Minefinders) or the Pan American Termination Payment (in the case of a Proposed Agreement in respect of an Acquisition Proposal for Pan American), and each of Minefinders and Pan American has further agreed that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the other Party:

(i)

in the case of Minefinders, the recommendation of the Arrangement Resolution, nor accept, approve or recommend any Acquisition Proposal unless the foregoing requirements have been satisfied or pursuant to Subsection 7.1(h) of the Arrangement Agreement; and

(ii)

in the case of Pan American, the approval or recommendation of the Pan American Resolution, nor accept, approve or recommend any Acquisition Proposal unless the foregoing requirements have been satisfied or pursuant to Subsection 7.2(g) of the Arrangement Agreement.

Minefinders has acknowledged and agreed in the Arrangement Agreement that, during the Response Period, or such longer period as Minefinders may approve (in its sole and absolute discretion) for such purpose, Pan American shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement and Minefinders shall co-operate with Pan American with respect thereto, including negotiating in good faith with Pan American during the Response Period. The Minefinders Board will review any proposal received from Pan American during the Response Period to amend the terms of the Arrangement Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether Pan American's proposal to amend the Arrangement Agreement would result in the Acquisition Proposal for Minefinders ceasing to be a Superior Proposal compared to the proposed amendment to the terms of the Arrangement Agreement. Pursuant to the terms of the Arrangement Agreement, if the Minefinders Board determines that the Acquisition Proposal for Minefinders would thereby cease to be a Superior Proposal, it will cause Minefinders to enter into an amendment to the Arrangement Agreement reflecting the offer by Pan American to amend the terms of the Arrangement Agreement and will further agree not to enter into the applicable Proposed Agreement in respect of an Acquisition Proposal for Minefinders.

The Arrangement Agreement requires:

(a)

the Minefinders Board to promptly reaffirm its recommendation of the Arrangement Resolution by press release after: (x) any Acquisition Proposal for Minefinders which the Minefinders Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Minefinders Board determines that a proposed amendment to the terms of the Arrangement Agreement would result in an Acquisition Proposal for Minefinders which has been publicly announced or made ceasing to be a Superior Proposal, and Pan American has so amended the terms of the Arrangement; and

(b)

the Pan American Board to promptly reaffirm its recommendation of the Pan American Resolution by press release after any Acquisition Proposal for Pan American which the Pan American Board determines not to be a Superior Proposal is publicly announced or made.

Nothing in the Arrangement Agreement:

(a)

prohibits the Minefinders Board from withdrawing, modifying, or qualifying, or failing to reaffirm publicly, its recommendation of the Arrangement Resolution as a result of a Pan American Material Adverse Effect;

(b)

prohibits the Pan American Board from withdrawing, modifying, or qualifying, or failing to reaffirm publicly, its recommendation of the Pan American Resolution as a result of a Minefinders Material Adverse Effect;

(c)

prevents the Minefinders Board or the Pan American Board from responding through a directors' circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal for Minefinders or Pan American, respectively, that it determines is not a Superior Proposal;

(d)

prevents the Minefinders Board from making any disclosure to Minefinders Securityholders, or the Pan American Board from making any disclosure to Pan American security holders, if such board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the board or such disclosure is otherwise required under applicable Law; provided, however, that, notwithstanding that such board shall be permitted to make such disclosure, it shall not be permitted to make a Change in Recommendation other than as permitted under Subsection 7.1(e) or 7.1(h)(i) of the Arrangement Agreement, in the case of the Minefinders Board, or Subsection 7.2(e) 7.2(g)(i) of the Arrangement Agreement, in the case of the Pan American Board.

Each of Minefinders and Pan American has covenanted to ensure that its officers, directors and employees, and those of its Subsidiaries, and any investment bankers or other advisors or representatives retained by it or its Subsidiaries in connection with the transactions contemplated by the Arrangement Agreement are aware of the non-solicitation provisions of the Arrangement Agreement, and to be responsible for any breach of such provisions by such officers, directors, employees, investment bankers, advisors or representatives.

If Minefinders provides Pan American with a notice of an Acquisition Proposal for Minefinders on a date that is less than seven (7) calendar days prior to the Minefinders Meeting, then, at the request of Pan American, Minefinders shall adjourn the Minefinders Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice; provided, however, that in the event that the Minefinders Meeting is so adjourned, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Minefinders Meeting has been adjourned or postponed.

If Pan American provides Minefinders with a notice of an Acquisition Proposal for Pan American on a date that is less than seven (7) calendar days prior to the Pan American Meeting, then, at the request of Minefinders, Pan American shall adjourn the Pan American Meeting to a date that is not less than seven (7) calendar days and not more than ten (10) calendar days after the date of such notice; provided, however, that in the event that the Pan American Meeting is so adjourned, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Pan American Meeting has been adjourned or postponed.

Termination and Termination-Related Payments

The Arrangement Agreement contains a number of termination events, some of which lead to the payment by Minefinders to Pan American of the Minefinders Termination Payment or Minefinders Expense Payment or the payment by Pan American to Minefinders of the Pan American Termination Payment or the Pan American Expense Payment. These termination events and required payments are summarized below.

Termination By Minefinders

The Arrangement Agreement may be terminated by Minefinders if:

(a)	Pan American provides its written agreement - no Termination Payment or Expense Payment is payable;

(b)

the Effective Time does not occur on or before the Outside Date except the right to terminate in this manner is not available to Minefinders if Minefinders' failure to fulfill any of its obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by the Outside Date – no Expense Payment or Termination Payment is payable except as provided below see "Termination and Termination-Related Payments - Termination Payment Tail";

(c)

after the date of the Arrangement Agreement, there is enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Minefinders or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable - no Termination Payment or Expense Payment is payable;

(d)

Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval shall not have been obtained at the Minefinders Meeting in accordance with the Interim Order - the Minefinders Expense Payment is payable (unless Pan American Shareholder Approval was not obtained at the Pan American Meeting or a Pan American Material Adverse Effect occurs prior to the Minefinders Meeting) but no Termination Payment is payable except as provided below - see "Termination and Termination-Related Payments - Termination Payment Tail";

(e)

Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting - the Pan American Expense Payment is payable (unless Minefinders Shareholder Approval was not obtained at the Minefinders Meeting or a Minefinders Material Adverse Effect occurs prior to the Pan American Meeting) but no Termination Payment is payable except as provided below - see "Termination and Termination-Related Payments - Termination Payment Tail";

(f)

(i) subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Pan American Meeting, there is a Pan American Change in Recommendation; (ii) prior to the Effective Time, the Pan American Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (iii) prior to the Effective Time, Pan American has breached its non-solicitation covenants in the Arrangement Agreement in any material respect - the Pan American Termination Payment is payable if Minefinders terminates prior to the Pan American Meeting except in circumstances where the Pan American Change in Recommendation resulted from the occurrence of a Minefinders Material Adverse Effect;

(g)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pan American in the Arrangement Agreement has occurred that would cause the conditions precedent set out in paragraphs (a) and (b) under the heading "Conditions Precedent to the Arrangement - Additional Conditions in Favour of Minefinders" above not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Minefinders; provided, however, that Minefinders is not then in breach of the Arrangement Agreement so as to cause any condition set out in paragraphs (a) and (b) under the heading "Conditions Precedent to the Arrangement - Additional Conditions in Favour of Minefinders" above not to be satisfied - the Pan American Expense Payment is payable; and

(h)

Minefinders wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement), subject to compliance with Minefinders' non-solicitation covenants under the Arrangement Agreement in all material respects - the Minefinders Termination Payment is payable (and no such termination shall be effective unless and until Minefinders has paid the Minefinders Termination Payment to Pan American).

Termination by Pan American

The Arrangement Agreement may be terminated by Pan American if:

(a)	Minefinders provides its written agreement - no Termination Payment or Expense Payment is payable;

(b)

the Effective Time does not occur on or before the Outside Date except the right to terminate in this manner is not available to Pan American if Pan American's failure to fulfill any of its obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of the failure of the Effective Time to occur by the Outside Date - no Expense Payment or Termination Payment is payable except as provided below - see"Termination and Termination-Related Payments - Termination Payment Tail";

(c)

after the date of the Arrangement Agreement, there is enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Minefinders or Pan American from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable - no Termination Payment or Expense Payment is payable;

(d)

Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval shall not have been obtained at the Minefinders Meeting in accordance with the Interim Order - the Minefinders Expense Payment is payable (unless Pan American Shareholder Approval was not obtained at the Pan American Meeting or a Pan American Material Adverse Effect occurs prior to the Minefinders Meeting) but no Termination Payment is payable except as provided below - see "Termination and Termination-Related Payments - Termination Payment Tail";

(e)

Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting -the Pan American Expense Payment is payable (unless Minefinders Shareholder Approval was not obtained at the Minefinders Meeting or a Minefinders Material Adverse Effect occurs prior to the Pan American Meeting) but no Termination Payment is payable except as provided below - see "Termination and Termination-Related Payments - Termination Payment Tail";

(f)

(i) subject to certain non-solicitation provisions of the Arrangement Agreement, prior to the Minefinders Meeting, there is a Minefinders Change in Recommendation; (ii) prior to the Effective Time, the Minefinders Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (iii) prior to the Effective Time, Minefinders has breached its non-solicitation covenants in the Arrangement Agreement in any material respect - the Minefinders Termination Payment is payable if Pan American terminates prior to the Minefinders Meeting except in circumstances where the Minefinders Change in Recommendation resulted from the occurrence of a Pan American Material Adverse Effect;

(g)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Minefinders in the Arrangement Agreement has occurred that would cause the conditions precedent set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement - Conditions Precedent to the Arrangement - Additional Conditions in Favour of Pan American" above not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Pan American; provided, however, that Pan American is not then in breach of the Arrangement Agreement so as to cause any condition set out in this Circular in paragraphs (a) and (b) under the heading "The Arrangement – The Arrangement Agreement - Conditions Precedent to the Arrangement - Additional Conditions in Favour of Pan American" not to be satisfied - the Minefinders Expense Payment is payable;and

(h)

Pan American wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted under the Arrangement Agreement), subject to compliance with Pan American's non-solicitation covenants under the Arrangement Agreement in all material respects - the Pan American Termination Payment is payable (and no such termination shall be effective unless and until Pan American has paid the Pan American Termination Payment to Minefinders).

Termination Payment Tail

In addition to the above termination payments:

(a)	the Minefinders Termination Payment will be payable if either Party terminates the Arrangement Agreement because:

	(i)	the Effective Time does not occur on or before the Outside Date (in circumstances where it is permitted under the Arrangement Agreement to do so); or

	(ii)	Minefinders Shareholder Approval or Minefinders Combined Securityholder Approval has not been obtained at the Minefinders Meeting in accordance with the Interim Order,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Minefinders shall have been made or publicly announced by any Person other than Pan American; and (y) within twelve (12) months following the date of such termination, Minefinders or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Minefinders; provided, however, that Minefinders shall be entitled to deduct from the Minefinders Termination Payment an amount equal to the Minefinders Expense Payment if any such payment was paid to Pan American; and

(b)	the Pan American Termination Payment will be payable if either Party terminates the Arrangement Agreement because:

	(i)	the Effective Time does not occur on or before the Outside Date (in circumstances where it is permitted under the Arrangement Agreement to do so); or

	(ii)	Pan American Shareholder Approval shall not have been obtained at the Pan American Meeting,

but only if, in these termination events: (x) prior to such termination, an Acquisition Proposal for Pan American shall have been made or publicly announced by any Person other than Minefinders; and (y) within twelve (12) months following the date of such termination, Pan American or one or more of its Subsidiaries: (A) enters into a definitive agreement in respect of one or more Acquisition Proposals; or (B) there shall have been consummated one or more Acquisition Proposals for Pan American; provided, however, that Pan American shall be entitled to deduct from the Pan American Termination Payment an amount equal to the Pan American Expense Payment if any such payment was paid to Minefinders.

Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Minefinders Meeting but not later than the Effective Time, be amended by mutual written agreement of Minefinders and Pan American, without further notice to or Authorization on the part of the Minefinders Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

Treatment of Minefinders Convertible Notes

At the date of this Circular, there were US$36,235,000 aggregate principal amount of Minefinders Convertible Notes outstanding. The Minefinders Convertible Notes were convertible into Minefinders Shares at a conversion ratio of 83.5422 Minefinders Shares for each US$1,000 principal amount of Minefinders Convertible Notes. Minefinders Convertible Noteholders may be entitled to receive a conversion premium following the Effective Date in the form of Additional Shares as provided in the Indenture.

Minefinders Convertible Noteholders who elect to convert their Minefinders Convertible Notes prior to the Effective Date will receive Minefinders Shares pursuant to the Indenture and will participate in the Arrangement like any other Minefinders' Shareholder. Minefinders Convertible Noteholders who elect to convert their Minefinders Convertible Notes prior to the Effective Date are also entitled to receive Additional Shares on such conversion but, since the number of Additional Shares cannot be calculated until after the close of trading on the trading day preceding the Effective Date, such Additional Shares will be issued immediately prior to the Effective Time and will be exchanged as of the Effective Date pursuant to the terms of the Arrangement for the Consideration under the Arrangement.

Minefinders Convertible Noteholders who elect not to convert their Minefinders Convertible Notes prior to the Effective Date, will receive from Minefinders, within thirty (30) days after the Effective Date, an Offer to Purchase, being an offer to purchase for cash their Minefinders Convertible Notes at a price equal to the principal amount of the Minefinders Convertible Notes plus accrued and unpaid interest, including any additional amounts Minefinders Convertible Noteholders might be entitled to receive by virtue of the application of any Canadian withholding taxes.

Minefinders Convertible Noteholders who elect not to accept the Offer to Purchase will continue to hold their Minefinders Convertible Notes and will have a right to convert such Minefinders Convertible Notes. The Indenture provides that in lieu of the Consideration, Minefinders may elect to deliver Prescribed Securities (as defined in the Indenture) with a market value equal to the Consideration under the Arrangement. In accordance with the Indenture, at least thirty (30) days before the Effective Date, Minefinders expects to provide notice to Minefinders Convertible Noteholders stating that the Minefinders Convertible Notes will become convertible into Prescribed Securities such as Minefinders Shares upon the Effective Date, subject to Minefinders' overriding right to deliver cash upon conversion in lieu of such Prescribed Securities.

Minefinders expects that a supplemental indenture will be entered into with the Trustee. Any such supplemental indenture would provide for all matters that may be necessary or appropriate under the Indenture to give effect to the conversion rights of Minefinders Convertible Noteholders.

The Minefinders Shares will be delisted from the NYSE Amex and the TSX following the Effective Date as soon as it is practicable for Minefinders to do so. As a result of the Arrangement and other planned actions, Minefinders intends that it will ultimately cease to be a public company. The Minefinders Shares will not be registered under the U.S. Securities Act and Minefinders does not expect any trading market to develop for them.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to Minefinders Shareholders and Minefinders Optionholders.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and the current administrative practices and assessing policies of the Canada Revenue Agency ("CRA") published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relevant to computing a taxpayer's liability under the Tax Act must be determined in Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR MINEFINDERS SHAREHOLDER OR MINEFINDERS OPTIONHOLDER, AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR MINEFINDERS SHAREHOLDER OR MINEFINDERS OPTIONHOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, MINEFINDERS SHAREHOLDERS AND MINEFINDERS OPTIONHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Minefinders Shareholders - General

This portion of the summary is restricted to Minefinders Shareholders each of whom, at all relevant times, for the purposes of the Tax Act: (a) deals at arm's length with Minefinders and Pan American; (b) is not affiliated with Minefinders or Pan American; and (c) holds Minefinders Shares, and will hold all Pan American Shares acquired on the Arrangement, as capital property (each such shareholder in this summary, a "Holder").

Minefinders Shares and Pan American Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders resident in Canada who might not otherwise be considered to own Minefinders Shares or Pan American Shares as capital property may be entitled to have them and every other "Canadian security", as defined in the Tax Act, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders contemplating making a subsection 39(4) election should consult their own tax advisors for advice as to whether the election is available or advisable in their particular circumstances. A subsection 39(4) election will not apply to, or to a disposition of, Pan American Shares which are acquired in exchange for Minefinders Shares on the Arrangement if a Section 85 Election (discussed below) is filed in respect of such exchange.

This portion of the summary is not applicable to a Holder (i) that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules contained in the Tax Act; (ii) that is a "specified financial institution" as defined in the Tax Act; (iii) who has acquired Minefinders Shares on the exercise of an employee stock option; (iv) an interest in which is a "tax shelter investment" as defined in the Tax Act; or (v) who reports its "Canadian tax results" within the meaning of section 261 of the Tax Act in a currency other than Canadian currency. Such Holders should consult their own tax advisors.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who is, or is deemed to be, resident in Canada for purposes of the Tax Act (a "Resident Holder") at all relevant times.

Resident Holder Receiving Only Cash

A Resident Holder who receives only cash in exchange for Minefinders Shares pursuant to the Arrangement will realize a capital gain (or a capital loss) to the extent that the amount of cash received for the Resident Holder's Minefinders Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Minefinders Shares to the Resident Holder. See "Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Resident Holder Receiving Cash and Pan American Shares – No Section 85 Election

A Resident Holder whose Minefinders Shares are exchanged for cash and Pan American Shares pursuant to the Arrangement, and who does not make a valid Section 85 Election jointly with Pan American with respect to the exchange, will be considered to have disposed of those Minefinders Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Pan American Shares received on the exchange. As a result, the Resident Holder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Minefinders Shares immediately before the exchange. See "Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

The cost to the Resident Holder of the Pan American Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Holder separately owns other Pan American Shares as capital property at that time, the adjusted cost base to the Resident Holder of all Pan American Shares owned by the Resident Holder as capital property immediately after the exchange will be determined by averaging the cost of the Pan American Shares acquired on the exchange with the adjusted cost base to the Resident Holder of those other Pan American Shares.

Resident Holder Receiving Cash and Pan American Shares – With a Section 85 Election

A Resident Holder whose Minefinders Shares are exchanged for cash and Pan American Shares pursuant to the Arrangement and who is an Eligible Holder is entitled to make a Section 85 Election jointly with Pan American and thereby obtain a full or partial tax-deferred "rollover" for Canadian income tax purposes, depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the Minefinders Shares at the time of the exchange. So long as, at the time of the exchange, the adjusted cost base to the Eligible Holder of the holder's Minefinders Shares equals or exceeds the amount of any cash received on the exchange by such holder, the Eligible Holder may specify an Elected Amount in the Section 85 Election so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The "Elected Amount" for an Eligible Holder means the amount specified by the Eligible Holder, subject to the limitations described below, in the Section 85 Election made pursuant to subsection 85(1) or (2) of the Tax Act to be treated as the proceeds of disposition of the Minefinders Shares.

In general, an Eligible Holder's Elected Amount may not be:

(a)	less than the amount of cash received by the Eligible Holder on the exchange;

(b)

less than the lesser of (i) the adjusted cost base to the Eligible Holder of the Minefinders Shares, and (ii) the fair market value of the Eligible Holder's Minefinders Shares, in each case determined at the time of the exchange; or

(c)	greater than the fair market value of the Eligible Holder's Minefinders Shares at the time of the exchange.

An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act to the extent required so that it is in compliance. Within these limits, the Elected Amount may be any amount specified by the Eligible Holder in the Section 85 Election form.

The tax treatment to an Eligible Holder who properly makes a valid Section 85 Election jointly with Pan American generally will be as follows:

(a)	the Eligible Holder will be deemed to have disposed of the Eligible Holder's Minefinders Shares for proceeds of disposition equal to the Elected Amount;

(b)

the Eligible Holder will not realize a capital gain or capital loss if the Elected Amount equals the aggregate of the adjusted cost base to the Eligible Holder of the Minefinders Shares determined immediately before the exchange and any reasonable costs of disposition;

(c)

the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base to the Eligible Holder of the Minefinders Shares determined immediately before the exchange and any reasonable costs of disposition (see "Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act); and

(d)

the aggregate cost to the Eligible Holder of the Pan American Shares acquired on the exchange will equal the Elected Amount less the amount of any cash received by the Eligible Holder, and for the purpose of determining the adjusted cost base to the Eligible Holder of those shares, such cost will be averaged with the adjusted cost base to the Eligible Holder of any other Pan American Shares held at the Effective Time by the Eligible Holder as capital property.

Pan American has agreed to make a Section 85 Election pursuant to subsection 85(1) or 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

An Eligible Holder who intends to make a Section 85 Election should consult the tax instruction letter which will be posted on the Pan American website (www.panamericansilver.com) on or before the first Business Day after the Effective Date. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Pan American in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the transfer of the Eligible Holder's Minefinders Shares to Pan American.

To make a Section 85 Election, an Eligible Holder must submit the necessary tax election information, including the number of Minefinders Shares exchanged, the adjusted cost base of the Eligible Holder's Minefinders Shares, the cash and number of Pan American Shares received, and the applicable Elected Amount, (the "Section 85 Election Information") in accordance with the procedures set out in the tax instruction letter on or before ninety (90) days after the Effective Date (the "Section 85 Election Period"). Subject to the Eligible Holder furnishing Section 85 Election Information that is correct and complete and complying with the provisions of the Tax Act (and of any applicable provincial income tax law), Pan American shall, within 90 days after the end of the Section 85 Election Period, deliver the signed and completed tax election forms for approval and signature for filing by the Eligible Holder with the CRA (or applicable provincial tax authority). Each Eligible Holder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

Under the Agreement, Pan American has agreed to make Section 85 Elections (and any corresponding election under any applicable provincial tax legislation) only with Eligible Holders, and provided in each case that the Section 85 Election Information is received by Pan American within the Section 85 Election Period. At its sole discretion, Pan American may make Section 85 Elections with Eligible Holders with whom it receives the Section 85 Election Information after the Section 85 Election Period, but it shall have no obligation to do so. None of Minefinders, Pan American or any successor corporation shall be responsible for the proper completion of any Section 85 Election form or have any other liability or obligation in respect thereof except for the obligation to sign and deliver completed Section 85 Election forms for which it received the Section 85 Election Information within the Section 85 Election Period. For greater certainty, none of them shall be liable for or have any obligation in respect of any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election with Pan American in connection with the Arrangement should give their immediate attention to this matter.

To avoid late filing penalties imposed under the Tax Act, each Eligible Holder who makes a Section 85 Election must ensure that the Eligible Holder's election is received by the appropriate revenue authorities on or before the earliest day by which either Pan American or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. Pan American's 2012 taxation year is scheduled to end on December 31, 2012, but could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Each Eligible Holder is urged to consult the Eligible Holder's own advisors as soon as possible respecting the deadlines applicable to the Eligible Holder's particular circumstances. Regardless of such deadlines, Pan American shall have no obligation to sign and deliver Section 85 Election forms except in the manner and within the time limits set out above, and shall have no liability in respect of late filing penalties incurred by an Eligible Holder in respect of a Section 85 Election provided that Pan American signs and delivers the Eligible Holder's Section 85 Election forms in that such manner and within those time limits.

If Pan American does not receive an Eligible Holder's Section 85 Election Information in accordance with the procedures set out in the tax instruction letter within the Section 85 Election Period, the Eligible Holder may not be able to benefit from the rollover provisions in the Tax Act (or corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to make a Section 85 Election should give immediate attention to this matter and in particular should consult their own tax advisors without delay.

Eligible Holders are referred to CRA Information Circular 76-19R3 and CRA Interpretation Bulletin IT-291R3 for further information respecting Section 85 Elections. Eligible Holders wishing to make the election should consult their own tax advisors. An Eligible Holder who does not make a valid Section 85 Election (or corresponding provincial election, if applicable) may realize a taxable capital gain under the Tax Act (or under applicable provincial tax legislation). The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Minefinders Share or a Pan American Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Dividends on Pan American Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on his or her Pan American Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Pan American as "eligible dividends" as defined in the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Pan American Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A "private corporation" (as defined in the Tax Act) or a "subject corporation" (as defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of

33 1/3% on any dividend that it receives or is deemed to receive on its Pan American Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

Disposition of Pan American Shares

A Resident Holder that disposes or is deemed to dispose of a Pan American Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Pan American Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Resident Holder of such Pan American Share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See "Taxation of Capital Gains and Capital Losses" above for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

Alternative Minimum Tax

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 6 2/3% refundable tax on certain investment income, which includes taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Dissenting Resident Holders

A Resident Holder (a "Resident Dissenter") who owns Minefinders Shares in respect of which a Dissent Right is validly exercised and consequently is paid the fair value of the Resident Dissenter's shares by Pan American in accordance with the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest awarded by a court) exceeds (or is exceeded by) the aggregate of the adjusted cost base to the Resident Dissenter of the Minefinders Shares determined immediately before the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See "Taxation of Capital Gains and Capital Losses" above for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

A Resident Dissenter must include in computing its income any interest awarded to it by a court.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold, and is not deemed to use or hold, Minefinders Shares or Pan American Shares in connection with carrying on a business in Canada; and (iii) is not an insurer which carries on business in Canada and elsewhere (a "Non-Resident Holder").

Exchange of Minefinders Shares under the Arrangement and Subsequent Dispositions of Pan American Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Minefinders Shares pursuant to the Arrangement unless, at the Effective Time, the

Minefinders Shares are "taxable Canadian property" to the Non-Resident Holder and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder.

Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of Pan American Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless, at the time of disposition, the Pan American Shares are "taxable Canadian property" to the Non-Resident Holder and the shares are not "treaty-protected property" of the Non-Resident Holder.

Generally, provided that a Minefinders Share or a Pan American Share, as the case may be, is listed on a designated stock exchange (which currently includes the TSX), such share will not be taxable Canadian property to a Non-Resident Holder unless: (i) at any time during the 60-month period that ends at the time of the disposition of such share, the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm's length (within the meaning of the Tax Act), or any combination thereof, owned 25% or more of the issued shares of any class or series of Minefinders or Pan American, as the case may be, and (ii) at such time, more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of (a) real or immovable property situated in Canada, (b) "Canadian resource properties" (as defined in the Tax Act), (c) "timber resource properties" (as defined in the Tax Act), or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Minefinders Shares or Pan American Shares, as the case may be, can be deemed to be taxable Canadian property to the Non-Resident Holder.

Even if a Minefinders Share or a Pan American Share is taxable Canadian property to a Non-Resident Holder, such share will be "treaty-protected property" of the Non-Resident Holder at the time of disposition (which time includes an exchange of a Minefinders Share under the Arrangement) for purposes of the Tax Act if the capital gain from the disposition of that share would, because of an applicable income tax convention to which Canada is a signatory, be exempt from tax under the Tax Act. Whether a Non-Resident Holder's Minefinders Shares or Pan American Shares, as applicable, are "treaty-protected property" under an applicable Canadian income tax treaty at any relevant time will depend on the terms of the applicable treaty at that time. Non-Resident Holders should consult their own tax advisors in this regard.

In the event a Minefinders Share or a Pan American Share, as the case may be, is taxable Canadian property to a particular Non-Resident Holder at the time of disposition and is not treaty-protected property of a Non-Resident Holder at that time, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under "Holders Resident in Canada". Non-Resident Holders should consult their own tax advisors with respect to the Canadian tax consequences of disposing of such shares.

Dividends on Pan American Shares

Dividends paid or credited, or deemed to be paid or credited, on Pan American Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. The rate of withholding tax under the Canada-U.S. Income Tax Convention (1980) (the "U.S. Treaty") applicable to a Non-Resident Holder, who is a resident of the United States for the purposes of the U.S. Treaty, is the beneficial owner of the dividend, is entitled to all of the benefits under the U.S. Treaty, and who holds less than 10% of the voting stock of Pan American, generally will be 15%.

Dissenting Non-Resident Holders

A Non-Resident Holder (a "Non-Resident Dissenter") who owns Minefinders Shares in respect of which a Dissent Right is validly exercised and consequently is paid the fair value for the Non-Resident Dissenter's shares by Pan American may realize a capital gain or capital loss in a manner similar to that discussed above under "Holders Resident in Canada - Dissenting Resident Holders". As discussed above under "Holders Not Resident in Canada - Exchange of Minefinders Shares under the Arrangement and Subsequent Dispositions of Pan American Shares", any resulting capital gain will only be subject to tax under the Tax Act if the Minefinders Shares are taxable Canadian property to the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenter will not be subject to Canadian withholding tax provided that such interest is not "participating debt interest" as defined in the Tax Act.

Minefinders Optionholders - General

This portion of the summary is restricted to Minefinders Optionholders each of whom (i) at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act; (ii) exercises or exchanges his or her Minefinders Options pursuant to the Arrangement; (iii) is a current or former employee or director of Minefinders; (iv) received his or her Minefinders Options in respect of, in the course of, or by virtue of, such employment or in consideration for the services performed by them as directors of Minefinders; and (v) at the time such holder's Minefinders Options were granted, dealt at arm's length with Minefinders.

This portion of the summary does not describe the tax consequences of an exercise or other disposition of Minefinders Options or Minefinders Shares acquired on the exercise of Minefinders Options prior to the Effective Time. Minefinders Optionholders who have, or wish to, exercise or dispose of their Minefinders Options prior to the Effective Time should consult their own tax advisors.

Minefinders Optionholders Electing to Exercise Minefinders Options

A Minefinders Optionholder who is deemed to have exercised his or her Minefinders Options pursuant to the Arrangement will receive a deemed taxable benefit from employment equal to the amount by which the fair market value, determined at the time of exercise, of the Minefinders Shares which are deemed to be issued upon the exercise of the Minefinders Options exceeds the sum of the exercise price payable for the acquisition of such Minefinders Shares and any amount paid by him or her to acquire such Minefinders Options (the "Option Benefit"). The Minefinders Optionholder may be eligible to claim a deduction which will reduce his or her taxable income by an amount equal to fifty percent (50%) of the Option Benefit (the "One-Half Deduction"), provided, among other conditions, the exercise price under each of the Minefinders Options which is so exercised is not less than the fair market value of the Minefinders Shares underlying such Minefinders Option on the date such option was issued. The Option Benefit (less the One-Half Deduction, if available) will be subject to applicable withholding taxes. Each Minefinders Optionholder who wishes to be deemed to have exercised his or her Minefinders Options pursuant to the Arrangement will be required to pay the applicable withholding taxes to Minefinders in addition to the exercise price payable under such Minefinders Options.

Exchange of Minefinders Options Under the Arrangement

The terms of the Arrangement provide that Minefinders Options that are not exercised prior to the Effective Time will be exchanged for Pan American Options (in this summary a "Replacement Option"). Provided that (i) the only consideration received by a Minefinders Optionholder who exchanges a Minefinders Option under the Arrangement is a Replacement Option, and (ii) the amount, determined immediately after the exchange, by which the fair market value of the Pan American Shares issuable on exercise of the Replacement Option exceeds the exercise price to acquire such shares under the Replacement Option is not greater than the amount, determined immediately before the exchange, by which the fair market value of the Minefinders Shares issuable on exercise of the Minefinders Option exceeded the exercise price to acquire such shares under the Minefinders Option, the Minefinders Optionholder will not be considered to have disposed of his or her Minefinders Option and the Replacement Option will be deemed, for purposes of the Tax Act, to be a continuation of the Minefinders Option so exchanged.

ELIGIBILITY FOR INVESTMENT OF PAN AMERICAN SHARES

Pan American Shares will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (a "RRSP"), registered retirement income fund (a "RRIF"), deferred profit sharing plan, registered education savings plan, registered disability savings plan or a tax-free savings account (a "TFSA"), at any particular time, provided that, at that time: (i) the Pan American Shares are listed on a "designated stock exchange" (which currently includes the TSX), or (ii) Pan American is a "public corporation" as defined in the Tax Act.

Notwithstanding the foregoing, if the Pan American Shares are "prohibited investments" for a trust governed by a RRSP, RRIF or TFSA, the holder of the TFSA or the annuitant under a RRSP or RRIF, as the case may be, may be subject to a penalty tax under the Tax Act. A Pan American Share will not be a "prohibited investment" for a particular trust governed by a RRSP, RRIF or TFSA provided the holder or annuitant, as the case may be, deals at arm's length with Pan American for the purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act) in Pan American or any person or partnership with which Pan American does not deal at arm's length for the purposes of the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Pan American Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Pan American Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the Arrangement or the acquisition, ownership, and disposition of Minefinders Shares or Pan American Shares. Each U.S. Holder should consult its own tax advisor regarding the tax consequences of the Arrangement, including the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of Minefinders Shares and Pan American Shares.

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Pan American Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED ABOVE). THIS SUMMARY WAS WRITTEN TO

SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Minefinders Shares (or after the Arrangement, Pan American Shares), including holders who acquire Minefinders Shares upon exercise of a Minefinders Option prior to the Effective Time, participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes:

  a citizen or individual resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Minefinders Shares participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Pan American Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Pan American Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

  any conversion into Minefinders Shares or Pan American Shares of any notes, debentures or other debt instruments;

  any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Minefinders Shares or Pan American Shares, including the Minefinders Options; and

  any transaction, other than the Arrangement, in which Minefinders Shares or Pan American Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Minefinders Shares (or after the Arrangement, Pan American Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Minefinders Shares (or after the Arrangement, Pan American Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Minefinders Shares (or after the Arrangement, Pan American Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and, (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Minefinders Shares (or after the Arrangement, Pan American Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Minefinders Shares (or after the Arrangement, Pan American Shares) in connection with carrying on a business in Canada; (d) persons whose Minefinders Shares (or after the Arrangement, Pan American Shares) constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of Pan American Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Minefinders Shares (or after the Arrangement, Pan American Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of Pan American Shares received pursuant to the Arrangement generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Pan American Shares received pursuant to the Arrangement.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Plan of Arrangement: (a) the U.S. Holders will exchange Minefinders Shares and receive Pan American Shares and cash; and (b) Pan American will then contribute the Minefinders Shares to Acquireco and Acquireco and Minefinders will then amalgamate with Minefinders surviving (the "Arrangement Transactions"). This summary assumes that the Arrangement Transactions will be treated for U.S. federal income tax purposes as if Acquireco and Minefinders merged with Minefinders surviving the merger and Acquireco ceasing to exist as a separate legal entity, as specified in the Plan of Arrangement. Although there are no authorities addressing facts identical to the Arrangement and therefore the matter is not free from doubt, the Arrangement Transactions should be treated as a single integrated transaction for U.S. federal income tax purposes. This summary assumes that the Arrangement Transactions will be treated as a single integrated transaction for U.S. federal income tax purposes.

If the Minimum Stock Consideration Requirement (defined below) is satisfied, then, although the matter is not free from doubt, the Arrangement should qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"). In order for the Arrangement to qualify as a Reorganization, among other things, Pan American must acquire at least 80 percent of the Minefinders Shares in exchange for Pan American Shares (the "Minimum Stock Consideration Requirement"). Thus, qualification of the Arrangement as a Reorganization will depend, among other things, on whether the fair market value of the Pan American Shares issued to Minefinders Securityholders represents at least 80 percent of the total consideration paid to Minefinders Securityholders in exchange for Minefinders Shares under the Arrangement. If the fair market value of the Pan American Shares on the Effective Date approximately equals their value on the date of this Circular, then the Minimum Stock Consideration Requirement should be satisfied.

Since the Arrangement will be effected pursuant to applicable provisions of Canadian corporate law that are not identical to analogous provisions of U.S. corporate law, and there are no authorities which consider whether an amalgamation pursuant to a court order is treated as a statutory merger within the meaning of Section 368(a) of the Code, there can be no assurance that the IRS or a U.S. court would not take a contrary view of the Arrangement Transactions. Neither Minefinders nor Pan American has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization or as a taxable transaction are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

Receipt of Pan American Shares and Cash

If the Arrangement qualifies as a Reorganization, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders who receive Pan American Shares and cash:

(i)

a U.S. Holder of Minefinders Shares who exchanges Minefinders Shares for Pan American Shares and Canadian dollars will recognize gain (but not loss) to the extent of the lesser of (a) the excess of the fair market value of the Pan American Shares and the U.S. dollar amount of the Canadian dollars on the date of receipt over the adjusted tax basis of the

Minefinders Shares surrendered, and (b) the U.S. dollar value of the Canadian dollars on the date of receipt;

(ii)

the aggregate tax basis of a U.S. Holder in the Pan American Shares acquired in the Arrangement will be equal to such U.S. Holder's aggregate tax basis in the Minefinders Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the U.S. dollar amount of the Canadian dollars on the date of receipt;

(iii)

the holding period of a U.S. Holder for the Pan American Shares acquired in the Arrangement will include such U.S. Holder's holding period for the Minefinders Shares surrendered in exchange therefor; and

(iv)

U.S. Holders that own 5% or more of Pan American after the Arrangement should consult their tax advisors as to the treatment of the Arrangement to them, including the requirement that they enter into a "gain recognition agreement" with the IRS under Section 367 of the Code and the Treasury regulations thereunder, as well other information reporting requirements.

Subject to the PFIC rules discussed below, any gain recognized as described above will generally be capital gain, and generally will be long-term capital gain if the Minefinders Shares have been held for more than one year on the Effective Date of the Arrangement. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.

Receipt of Solely Cash

A U.S. Holder which is paid solely cash in exchange for all of such U.S. Holder's Minefinders Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of Canadian dollars received by such U.S. Holder in exchange for Minefinders Shares and (b) the tax basis of such U.S. Holder in such Minefinders Shares surrendered. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Minefinders Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then, in general, the following U.S. federal income tax consequences will result for U.S. Holders:

(i)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (a) the fair market value of the Pan American Shares and the U.S. dollar amount of the Canadian dollars received in exchange for Minefinders Shares pursuant to the Arrangement and (b) the adjusted tax basis of such U.S. Holder in the Minefinders Shares surrendered;

(ii)

the tax basis of a U.S. Holder in the Pan American Shares received in exchange for Minefinders Shares pursuant to the Arrangement would be equal to the fair market value of such Pan American Shares on the date of receipt; and

(iii)	the holding period of a U.S. Holder for the Pan American Shares received in exchange for Minefinders Shares pursuant to the Arrangement will begin on the day after the date of receipt.

Subject to the PFIC rules discussed below, any gain or loss described in clause (i) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Minefinders Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder's Minefinders Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of Canadian dollars received by such U.S. Holder in exchange for Minefinders Shares and (b) the tax basis of such U.S. Holder in such Minefinders Shares surrendered. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Minefinders Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Passive Foreign Investment Company Rules Applicable to the Arrangement

A U.S. Holder of Minefinders Shares would be subject to special, adverse tax rules in respect of the Arrangement if Minefinders were classified as a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") for any tax year during which such U.S. Holder holds or held Minefinders Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which (i) 75% or more of its income is passive income (as defined for U.S. federal income tax purposes) or (ii) on average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, "gross income" generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest by value.

Minefinders believes that it was not classified as a PFIC for its tax years ended December 31, 2009, 2010 and 2011, and based on current business plans and financial projections, Minefinders expects that it will not be classified as a PFIC during its current tax year which includes the Effective Date. Minefinders believes that it was classified as a PFIC in its tax years ending before December 31, 2009. However, PFIC classification is factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Minefinders during the current tax year which includes the Effective Date or any prior tax year.

Under proposed U.S. Treasury Regulations, absent application of the "PFIC-for-PFIC Exception" discussed below, if Minefinders is classified as a PFIC for any tax year during which a U.S. Holder holds Minefinders

Shares, special rules may increase such U.S. Holder's U.S. federal income tax liability with respect to the Arrangement. Under the default PFIC rules:

(i)	the Arrangement may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed below;

(ii)	any gain on the exchange of Minefinders Shares will be allocated rateably over such U.S. Holder's holding period;

(iii)	the amount allocated to the current tax year and any year prior to the first year in which Minefinders was classified as a PFIC will be taxed as ordinary income in the current year;

(iv)	the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

(v)

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non- corporate U.S. Holders.

There are certain U.S. federal income tax elections that sometimes can be made to generally mitigate or avoid these PFIC tax consequences, including a "Mark-to-Market Election" under Section 1296 of the Code or a timely and effective election to treat Minefinders as a "qualified electing fund" under Section 1295 of the Code (a "QEF Election"). However, such elections are available in limited circumstances and must be made in a timely manner. In addition, U.S. Holders should be aware that there can be no assurances that Minefinders will satisfy the record keeping requirements that apply to a QEF, or that Minefinders will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Minefinders is a PFIC during its tax year ended December 31, 2011 or for its current tax year. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Minefinders Shares. The rules regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election are complex, and U.S. Holders should consult with their own tax advisors regarding the availability of, and procedure for making, such elections.

Notwithstanding the foregoing, if (a) the Arrangement qualifies as a Reorganization, (b) Minefinders was classified as a PFIC for any tax year during which a U.S. Holder holds or held Minefinders Shares, and (c) Pan American also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Holder's exchange of Minefinders Shares for Pan American Shares pursuant to the Arrangement (for a discussion of the general nonrecognition treatment of a Reorganization, see the discussion above under the heading "Tax Consequences if the Arrangement Qualifies as a Reorganization"). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception." In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Holder to report certain information to the IRS on Form 8621 together with such U.S. Holder's U.S. federal income tax return for the tax year in which the Arrangement occurs.

Based on current business plans and financial projections, Pan American does not expect to be classified as a PFIC for the tax year that includes the day after the Effective Date of the Arrangement. Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Arrangement (even if this occurs after the Effective Date of the Arrangement), it is anticipated that the PFIC-for-PFIC Exception would not be available to U.S. Holders with respect to the Arrangement. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Pan American during the tax year which includes the day after the Effective Date of the Arrangement.

Each U.S. Holder should consult its own tax advisor regarding the potential application of the PFIC rules to the exchange of Minefinders Shares for Pan American Shares pursuant to the Arrangement and the information reporting responsibilities under the proposed U.S. Treasury Regulations in connection with the Arrangement.

In addition, the proposed U.S. Treasury Regulations discussed above were proposed in 1992 and have not been adopted in final form. The proposed U.S. Treasury Regulations state that they are to be effective for transactions occurring on or after April 11, 1992. However, because the proposed U.S. Treasury Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed. Further, it is uncertain whether the IRS would consider the proposed U.S. Treasury Regulations to be effective for purposes of determining the U.S. federal income tax treatment of the Arrangement. In the absence of the proposed U.S. Treasury regulations being finalized in their current form, the U.S. federal income tax consequences to a U.S. Holder are generally set forth above in the discussion "Tax Consequences if the Arrangement Qualifies as a Reorganization" and "Treatment of the Arrangement as a Taxable Transaction." If gain is not recognized under the proposed U.S. Treasury Regulations, a U.S. Holder's holding period for the Pan American Shares, for purposes of applying the PFIC rules, presumably would include the period during which the U.S. Holder held its Minefinders Shares. Consequently, a subsequent disposition of the Pan American Shares presumably would be taxable under the default PFIC rules described above. U.S. Holders should consult their own tax advisors regarding whether the proposed U.S. Treasury Regulations under Section 1291 would apply if the Arrangement qualifies as a Reorganization.

Ownership and Disposition of Pan American Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Pan American Shares".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Pan American Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Pan American, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Pan American, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Pan American Shares and thereafter as gain from the sale or exchange of such Pan American Shares (see "Sale or Other Taxable Disposition of Pan American Shares" below). However, Pan American may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Pan American with respect to the Pan American Shares will constitute ordinary dividend income. Dividends received on Pan American Shares generally will not be eligible for the dividends received deduction.

For tax years beginning before January 1, 2013, a dividend paid by Pan American to a U.S. Holder that is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if Pan American is a "qualified foreign corporation" ("QFC") and certain holding period requirements for the Pan American Shares are met. Pan American generally will be a QFC, as defined under Section 1(h)(11) of the Code, if Pan American is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if Pan American satisfies one or more of these requirements, Pan American will not be treated as a QFC if Pan American is a PFIC for the tax year during which it pays a dividend or for the preceding tax year.

If a U.S. Holder is not eligible for the preferential tax rates discussed above, and subject to the PFIC rules discussed below, a dividend paid by Pan American to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Pan American Shares

Subject to the PFIC rules described below, a U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Pan American Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Pan American Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Pan American Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules Related to the Ownership and Disposition of Pan American Shares.

If Pan American were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Pan American Shares. Pan American believes that it was not classified as a PFIC for its tax year ended December 31, 2011, and based on current business plans and financial projections, Pan American expects that it will not be classified as a PFIC during its current tax year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of Pan American during its current tax year or any prior tax year.

In addition, in any year in which Pan American is classified as a PFIC, U.S. Holders would be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance may require. This new filing requirement is in addition to pre-existing reporting obligations that may apply to a U.S. Holder if Pan American were classified as a PFIC. Pursuant to recent IRS guidance, this new filing requirement has been temporarily suspended in certain (but not all) cases pending release of revised IRS Form 8621. Additional guidance is also expected regarding the specific information that will be required to be reported on revised IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a revised IRS Form 8621 (after such form is released) for prior taxable years in which the obligation to file such form was suspended.

For purposes of the PFIC income test and asset test described above in "Passive Foreign Investment Company Rules Applicable to the Arrangement," if Pan American owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Pan American will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by Pan American from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if Pan American is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Pan American which is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on: (a) a distribution on the shares of a Subsidiary PFIC or (b) a disposition of shares of a Subsidiary PFIC, both as if the U.S. Holder directly held the shares of such Subsidiary PFIC.

If Pan American were a PFIC in any tax year and a U.S. Holder held Pan American Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by Pan American on the Pan American Shares and with respect to gain from the disposition of Pan American Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Pan American Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Pan American during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Pan American Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Pan American Shares ratably over its holding period for the Pan American Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year, and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that Pan American is a PFIC, Pan American can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Pan American or any Subsidiary PFIC. The rules regarding the availability of, and procedure for making, a QEF Election or a Mark-to-Market Election are complex, and U.S. Holders should consult with their own tax advisors regarding the application of such rules and the potential application of the PFIC rules to the ownership and disposition of Pan American Shares.

Additional Considerations

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from dispositions of property (other than property held in a trade or business). U.S. Holders of Pan American Shares should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Pan American Shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Pan American Shares may elect to either deduct or credit the Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Pan American Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of Pan American Shares, or on the sale, exchange or other taxable disposition of Pan American Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Certain U.S. Holders are required to report information relating to an interest in Pan American Shares, subject to exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in the Pan American Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Pan American Shares.

Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the Pan American Shares, (b) proceeds arising from the sale or other taxable disposition of Pan American Shares, or (c) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding (currently at a rate of 28%) if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.

INFORMATION CONCERNING MINEFINDERS

Business of Minefinders

Minefinders is in the business of the mining and development of, and the exploration for, precious and base metal properties. Interests in these properties are held directly and indirectly through exploitation and exploration concessions, leases, options and working interests. Minefinders' properties are located in Mexico and the United States. Minefinders' principal mineral property interest is the Dolores property, a multi-million ounce gold and silver mine located in Chihuahua, Mexico. A feasibility study for the Dolores property was completed in 2006, followed by capital financing and the purchase of mining and processing equipment.

Construction of an 18,000 tonne per day, open pit heap leach mine was started in 2006 and completed during the fourth quarter of 2008. Mining operations began in late 2007 and final commissioning of the plant and processing equipment was completed in the second half of 2008. In addition to constructing an operating open pit heap leach mine, Minefinders also constructed a 92-kilometer long main access road, a 300-person (since increased) operations camp including employee housing, water and sanitation systems, and service facilities including an office complex, assay laboratory, maintenance shops and power stations. Minefinders also constructed community housing and infrastructure for local inhabitants.

On November 17, 2008, Minefinders announced the first pour of gold and silver doré at the Dolores property. The December 31, 2010 mineral reserves at the Dolores Mine support a 16 year mine life from a base case heap leach only operation. Historic production from the Dolores mine from commencement of operations to December 31, 2011 is as follows:

  In 2008, 3,093 ounces of gold and 57,378 ounces of silver were produced, all in November and December.

  In 2009, 77,264 ounces of gold and 1,318,245 ounces of silver were produced.

  In 2010, 56,110 ounces of gold and 1,218,664 ounces of silver were produced.

  In 2011, 74,193 ounces of gold and 3,572,357 ounces of silver were produced.

Minefinders also has property interests in Sonora, Mexico. The Sonora properties include the La Bolsa gold and silver deposit, the La Virginia gold and silver project, the Real Viejo silver prospect and the Planchas de Plata silver prospect, each at various stages of exploration. Minefinders has other mineral property interests in northern Mexico and in the United States that are in the early exploration stage. More detailed information regarding Minefinders, its operations and its properties can be found in the Minefinders' AIF dated February 24, 2011 and other documents that are incorporated herein by reference. See "Documents Incorporated by Reference".

Further information relating to Minefinders is contained in Minefinders' AIF dated February 24, 2011, which is incorporated by reference into this Circular, and is available under Minefinders' profile on SEDAR at www.sedar.com. See "Documents Incorporated by Reference".

Ownership of Minefinders Securities by Minefinders Directors and Officers

Except as set out in the table below, as at the date of this Circular, no Minefinders Director or officer of Minefinders and, after reasonable enquiry, no associate or affiliate of Minefinders, no insider of Minefinders (other than a Minefinders Director or officer of Minefinders), no associate or affiliate of an insider of Minefinders, and no person acting jointly or in concert with Minefinders, beneficially owns or exercises control or direction over any securities of Minefinders.

		Percentage of		Percentage of
	Number of	outstanding	Number of	outstanding
	Minefinders	Minefinders	Minefinders	Minefinders
Name	Shares	Shares	Options (1)	Options
Robert L. Leclerc	180,000	0.20	210,000	7.27
Mark H. Bailey	572,053	0.64	380,000	13.16
H. Leo King	83,000	0.09	210,000	7.27
James M. Dawson	-	-	210,000	7.27
W. Robert Gilroy	-	-	70,000	2.42
Laurence Morris	-	-	140,000	4.84
Tench C. Page	683,901	0.76	320,000	11.08
Greg D. Smith	-	-	270,000	9.35

(1)	Numbers indicated represent the Minefinders Shares underlying the Minefinders Options held.

Each of the above directors and officers of Minefinders intends to vote his or her Minefinders Shares FOR the Arrangement Resolution.

Prior Sales

In the twelve (12) month period prior to the date of this Circular, Minefinders has issued the following securities:

		Number of
Date of Issuance/Grant	Price Per Security	Securities
	($)	Issued/Granted
Minefinders Shares:
March 1, 2011(1)	$9.00	20,000
March 10, 2011(2)	$5.00	5,000
March 23, 2011(1)	$9.00	15,000
March 24, 2011(1)	$9.57	135,000
March 24, 2011(1)	$10.58	50,000
March 24, 2011(1)	$9.76	80,000
March 25, 2011(1)	$9.76	10,000
March 31, 2011(1)	$9.00	51,138
March 31, 2011(1)	$9.57	15,000
April 1, 2011(1)	$9.00	42,824
April 4, 2011(1)	$9.76	10,000
April 4, 2011(1)	$10.02	10,000

		Number of
Date of Issuance/Grant	Price Per Security	Securities
	($)	Issued/Granted
April 5, 2011(1)	$10.58	10,000
April 5, 2011(1)	$9.00	28,000
April 5, 2011(1)	$10.94	5,000
April 5, 2011(1)	$10.02	10,000
April 6, 2011(1)	$9.76	10,000
April 6, 2011(1)	$10.58	10,000
April 7, 2011(1)	$9.00	32,000
April 7, 2011(1)	$9.76	20,000
April 7, 2011(1)	$10.58	30,000
April 7, 2011(1)	$9.57	40,000
April 7, 2011(1)	$10.02	20,000
April 8, 2011(1)	$9.00	44,000
April 11, 2011(1)	$10.02	10,000
April 11, 2011(1)	$9.00	63,048
April 13, 2011(1)	$8.76	40,000
April 14, 2011(1)	$10.02	10,000
April 14, 2011(1)	$9.00	3,764
April 14, 2011(2)	$5.00	10,000
April 18, 2011(1)	$9.00	29,074
April 19, 2011(1)	$12.46	30,000
April 20, 2011(1)	$9.00	31,000
April 28, 2011(1)	$10.58	10,000
May 2, 2011(1)	$9.00	32,188
May 2, 2011(1)	$9.57	5,895
May 3, 2011(1)	$9.00	6,370
May 6, 2011(1)	$9.00	20,000
May 11, 2011(1)	$9.00	14,838
May 11, 2011(1)	$9.57	10,000
May 11, 2011(1)	$9.76	10,000
May 19, 2011(1)	$10.02	10,000
May 19, 2011(1)	$10.58	10,000
May 26, 2011(2)	$5.00	15,700
July 15, 2011(2)	$5.00	100
July 18, 2011(2)	$5.00	391,400
August 12, 2011(1)	$8.76	20,000
August 12, 2011(2)	$5.00	100
August 15, 2011(1)	$8.76	20,000
August 18, 2011(1)	$9.32	10,398
August 18, 2011(1)	$9.76	7,767
August 22, 2011(2)	$5.00	5,300
August 26, 2011(1)	$10.02	7,357
August 26, 2011(1)	$12.46	3,209
September 8, 2011(2)	$5.00	10,000
September 9, 2011(1)	$9.57	10,000
September 9, 2011(1)	$10.58	7,774
September 13, 2011(1)	$9.57	2,000
September 14, 2011(2)	$5.00	2,000
September 15, 2011(1)	$9.32	11,741

		Number of
Date of Issuance/Grant	Price Per Security	Securities
	($)	Issued/Granted
September 20, 2011(1)	$9.57	48,000
September 21, 2011(1)	$9.57	10,000
September 29, 2011(1)	$9.57	3,000
October 3, 2011(2)	$5.00	12,500
October 25, 2011(1)	$9.57	4,400
November 2, 2011(1)	$9.57	6,687
November 3, 2011(3)	$10.88	919,118
November 15, 2011(2)	$5.00	500
November 29, 2011(2)	$5.00	12,000
November 30, 2011(2)	$5.00	630,400
December 2, 2011(2)	$5.00	35,900
December 7, 2011(2)	$5.00	6,000
December 12, 2011(2)	$5.00	631,800
December 13, 2011(2)	$5.00	750
December 14, 2011(3)	$10.88	3,283,081
December 21, 2011(2)	$5.00	300
January 3, 2012(2)	$5.00	2,825,500
February 1, 2012(1)	$9.57	4,538
February 15, 2012(1)	$9.57	1,375
February 15, 2012(1)	$9.76	5,451
Options to Purchase Minefinders Shares
September 27, 2011	15.40(4)	1,195,000(5)

(1)	Issued upon exercise of previously issued Minefinders Options.
(2)	Issued upon exercise of previously issued Minefinders warrants.
(3)	Issued upon conversion of previously issued Minefinders convertible notes.
(4)	Exercise price per Minefinders Share.
(5)	Numbers indicated represent the Minefinders Shares underlying the Minefinders Options.

Other than the foregoing, Minefinders did not purchase or sell any securities of Minefinders during the twelve (12) month period prior to the date of this Circular.

Consolidated Capitalization

The following table sets forth Minefinders' consolidated capitalization as at September 30, 2011, the date of Minefinders' most recent financial statements, adjusted to reflect any material changes in the consolidated capitalization between September 30, 2011 and the date of this Circular. The table should be read in conjunction with the audited annual consolidated financial statements as at December 31, 2010, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2010, together with the auditors' report thereon and the related MD&A for the year ended December 31, 2010, Minefinders' condensed consolidated interim financial statements for the three and nine month periods ended September 30, 2011 and 2010, including the notes thereto, the related MD&A for the three and nine month period ended September 30, 2011, each incorporated by reference into this Circular, and the other financial information contained in or incorporated by reference in this Circular.

As at September 30,
2011 with adjustment
	As at	for subsequent material
	September 30, 2011	changes
Minefinders Share Capital	US$440,234,506	US$536,991,426(1)
Minefinders Shares (issued and outstanding)	81,390,491	89,770,791(1)
Convertible Debt	US$81,252,072	US$30,536,710(2)

(1)	Adjusted for the issue of shares on the exercise of options and warrants and on the conversion of convertible debt subsequent to September 30, 2011.
(2)	Adjusted for the conversion and settlement of convertible debt subsequent to September 30, 2011.

Prior Valuations

To the knowledge of Minefinders and the Minefinders Directors and officers of Minefinders, after reasonable inquiry, no valuation of Minefinders has been made in the 12 months preceding January 23, 2012, being the date on which Minefinders and Pan American announced that they had entered into the Arrangement Agreement.

Recently Completed and Probable Acquisitions

There are no acquisitions that Minefinders has completed within 75 days prior to the date of this Circular that are significant acquisitions for the purposes of Part 8 of NI 51-102. In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of this Circular.

Material Changes in the Affairs of Minefinders

Except as disclosed elsewhere in this Circular or as publicly disclosed, Minefinders has no plans or proposals for a material change in its affairs.

Interest of Informed Persons in Material Transactions

Except as disclosed elsewhere in this Circular, including the entering into of the Voting Agreement, and other than through the ownership of Minefinders Shares, none of the insiders of Minefinders nor any of their respective associates or affiliates has any material interest, direct or indirect, in any material transaction since the beginning of Minefinders' most recently completed financial year, or in any proposed material transaction which has materially affected or would materially affect Minefinders or any of its subsidiaries.

Benefits to Insiders, Affiliates and Associates

Other than as disclosed in this Circular, none of the Minefinders Directors or officers of Minefinders, and to the knowledge of Minefinders after reasonable enquiry, no associate or affiliate of Minefinders, no insider of Minefinders (other than a Minefinders Director or officer of Minefinders), no associate or affiliate of an insider of Minefinders, and no person or company acting jointly or in concert with Minefinders, will receive any direct or indirect benefit from voting for or against the Arrangement Resolution, other than the consideration available to any holder of Minefinders securities pursuant to the Arrangement.

Commitments to Vote In Favour of the Arrangement

Other than the Voting Agreement, neither Minefinders nor, to the knowledge of Minefinders after reasonable inquiry, any Minefinders Director or officer of Minefinders, any associate or affiliate of

Minefinders, any insider of Minefinders (other than a Minefinders Director or officer of Minefinders), any associate or affiliate of an insider of Minefinders, or any person or company acting jointly or in concert with Minefinders, has entered into any agreements, commitments or understanding to vote any Minefinders Securities in favour of the Arrangement Resolution.

Trading Price and Volume of Minefinders Shares

Minefinders Shares are traded on the TSX under the symbol "MFL" and on the NYSE Amex under the symbol "MFN".

The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Minefinders Shares on the TSX and the NYSE Amex.

	TSX			NYSE Amex(1)
	Price Range			Price Range
	High	Low	Volume (#)	High	Low	Volume
	($)	($)		(US$)	(US$)	(#)
2011
February	$11.40	$9.62	6,430,058	US$11.81	US$9.65	11,252,237
March	$12.84	$9.75	7,078,269	US$13.25	US$9.86	19,782,354
April	$16.51	$12.44	9,155,710	US$17.40	US$12.89	19,088,168
May	$15.98	$11.91	6,801,316	US$16.85	US$12.25	17,267,505
June	$13.02	$11.18	2,794,159	US$13.39	US$11.40	9,947,569
July	$14.79	$12.30	4,367,281	US$15.60	US$12.43	9,975,176
August	$17.05	$13.47	7,804,571	US$17.25	US$13.62	18,731,408
September	$18.90	$13.81	7,605,090	US$18.95	US$13.27	20,317,577
October	$15.41	$13.13	5,533,210	US$15.20	US$12.48	12,824,887
November	$16.43	$11.39	8,202,731	US$16.23	US$10.91	20,884,792
December	$12.44	$9.78	5,623,861	US$12.26	US$9.55	13,373,680
2012
January	$14.68	$10.88	14,267,217	US$14.60	US$10.65	27,753,396
February 1 to 17	$15.05	$14.21	5,094,775	US$15.09	US$14.23	10,910,833

(1)	NYSE Amex trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

On January 20, 2012, the last full trading day on the TSX prior to the date on which Minefinders and Pan American announced that they had entered into the Arrangement Agreement, the closing sale price per Minefinders Share as reported on the TSX was $11.50 and as reported on NYSE Amex was US$11.35. On February 17, 2012, the closing sale price per Minefinders Share as reported on the TSX was $14.79. On February 17, 2012, the closing sale price per Minefinders Share as reported on the NYSE Amex was US$14.84. Minefinders Shareholders are urged to obtain current market quotations for their Minefinders Shares. Historical market prices are not indicative of future market prices.

The Minefinders Shares will be delisted from the TSX and NYSE Amex after the Effective Time. Minefinders will also apply to cease to be a reporting issuer under the securities legislation of each of the provinces and territories in Canada under which it is currently a reporting issuer (or equivalent) and for the Minefinders Shares to be de-registered under the U.S. Exchange Act.

INFORMATION CONCERNING PAN AMERICAN

Upon completion of the Arrangement, each Minefinders Shareholder will become a shareholder of Pan American. Information relating to Pan American is contained in Appendix F to this Circular. Unaudited pro forma consolidated financial statements of Pan American and accompanying notes thereto are attached as Appendix G to this Circular.

DISSENT RIGHTS

The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Minefinders Shares from Pan American and is qualified in its entirety by the reference to the full text of section 185 of the OBCA, which is attached to this Circular as Appendix E, as modified by the Interim Order, which is attached to this Circular at Appendix D. A Dissenting Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of section 185 of the OBCA, as modified by the Interim Order. Failure to comply strictly with the provisions of section 185 of the OBCA, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, each Registered Minefinders Shareholder may exercise Dissent Rights under section 185 of the OBCA as modified by Article 4 of the Plan of Arrangement or the Interim Order. Minefinders Shareholders who duly exercise such Dissent Rights and who:

(a)

are ultimately entitled to be paid fair value by Pan American for their Minefinders Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Minefinders Shares to Pan American pursuant to the Plan of Arrangement in consideration of such fair value (notwithstanding anything to the contrary in the OBCA, such fair value shall be determined as of the close of business on the day before the Effective Date); or

(b)

are ultimately not entitled, for any reason, to be paid fair value for the Minefinders Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement, as of the Effective Time, on the basis as a non-dissenting holder of Minefinders Shares and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights and as if such holder had elected or been deemed to elect the Full Proration Option.

In no case shall Pan American, Minefinders or any other person be required to recognize holders of Minefinders Shares who are ultimately determined to be entitled to be paid the fair value of their Minefinders Shares, as contemplated above, as Minefinders Shareholders at and after the Effective Time, and the names of such holders shall be removed from Minefinders' central securities registry as of the Effective Time.

A Non-Registered Holder who wishes to dissent with respect to its Minefinders Shares should be aware that only Registered Minefinders Shareholders are entitled to exercise Dissent Rights. A Registered Minefinders Shareholder such as an intermediary who holds Minefinders Shares as nominee for Non-Registered Holders, some of whom wish to dissent, shall exercise Dissent Rights on behalf of such Non-Registered Holders with respect to the Minefinders Shares held for such Non- Registered Holders. In such case, the Dissent Notice should set forth the number of Minefinders Shares it covers. A Registered Minefinders Shareholder who wishes to dissent shall send a written Dissent Notice in the form required by section 185 of the OBCA objecting to the Arrangement Resolution to Minefinders at Suite 228, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Attention: Corporate Secretary, which must be received by Minefinders at or before 5:00 p.m. (Pacific time) on March 22, 2012, or two (2) Business Days prior to any adjournment or postponement of the Minefinders Meeting.

The delivery of a Dissent Notice does not deprive such Dissenting Shareholder of its right to vote at the Minefinders Meeting; however, a vote in favour of the Arrangement Resolution may result in a loss of the right to dissent. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Dissent Notice. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice in respect of the Arrangement Resolution, but any such proxy granted by a Minefinders Shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Minefinders Shares in favour of the Arrangement Resolution. A vote in favour of the Arrangement Resolution, whether in person or by proxy, may constitute a loss of a Minefinders Shareholder's right to dissent. However, a Minefinders Shareholder may vote as a proxy holder for another Minefinders Shareholder whose proxy requires an affirmative vote, without affecting the right of the proxy holder to exercise Dissent Rights in respect of the proxy holder's Minefinders Shares.

If the Arrangement Resolution is passed at the Minefinders Meeting, Minefinders must then, within ten (10) days after the Minefinders Securityholders approve the Arrangement Resolution, deliver to each Dissenting Shareholder, a notice stating that the Arrangement Resolution has been adopted and, subject to receipt of the Final Order and satisfaction of the other conditions set out in the Arrangement Agreement, Minefinders intends to complete the Arrangement, and advising the Dissenting Shareholder that if the Dissenting Shareholder intends to proceed with the exercise of its Dissent Rights, it must deliver to Minefinders, within twenty (20) days of the receipt of the notice of adoption from Minefinders, a demand for payment of fair value containing the information specified in section 185(10) of the OBCA. Not later than the thirtieth (30th) day after sending the demand for payment of fair value, the Dissenting Shareholder must send the certificates representing Minefinders Shares in respect of which Dissent Rights have been exercised to Minefinders.

A Dissenting Shareholder delivering such demand for payment may not withdraw from its dissent and will be deemed to have ceased to be a holder of all of its Dissenting Shares at the Effective Time. Pan American will, not later than seven (7) days after the later of the day the Effective Date or the day Pan American received the demand for payment, send to each Dissenting Shareholder a written offer to pay the fair market value for the Dissenting Shares, accompanied by a statement showing how the fair value was determined. Either Pan American or a Dissenting Shareholder may apply to the Court if no agreement on the terms of the sale of Dissenting Shares has been reached, and the Court may determine the fair value for the Dissenting Shares.

If a Dissenting Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in section 185 of the OBCA, as modified by the Interim Order, it will lose its Dissent Rights, Minefinders will return to the Dissenting Shareholder the certificates representing the Dissenting Shares that were delivered to Minefinders, if any, and if the Arrangement is completed, that Dissenting Shareholder will be deemed to have participated in the Arrangement on the same terms as a non-Dissenting Shareholder who had elected or was deemed to have elected the Full Proration Option. If a Dissenting Shareholder strictly complies with the foregoing requirements of the Dissent Rights, but the Arrangement is not completed, Minefinders will return to the Dissenting Shareholder the certificates delivered to Minefinders by the Dissenting Shareholder, if any.

It is suggested that any Minefinders Shareholder wishing to avail himself or herself of Dissent Rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the OBCA and the

Interim Order may prejudice the availability of Dissent Rights. Dissenting Shareholders should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

If, as of the Effective Date, the aggregate number of Minefinders Shares in respect of which Minefinders Shareholders have duly and validly exercised Dissent Rights exceeds 5% of the Minefinders Shares then outstanding, Pan American is entitled, in its discretion, to not complete the Arrangement. See "The Arrangement - The Arrangement Agreement - Conditions Precedent to the Arrangement – Additional Conditions in Favour of Pan American".

RISK FACTORS

Risks Associated with the Arrangement

In evaluating the Arrangement, Minefinders Securityholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Minefinders, may also adversely affect the Minefinders Shares, the Pan American Shares and/or the businesses of Minefinders and Pan American following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Minefinders Securityholders should also carefully consider the risk factors associated with the businesses of Minefinders and Pan American included in this Circular and in the documents incorporated by reference herein. If any of the risk factors materialize, the expectations, and the predictions based on them, may need to be re-evaluated.

The risks associated with the Arrangement include:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a change having a material adverse effect on Minefinders.

Each of Minefinders and Pan American has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. Accordingly, there is no certainty, nor can Minefinders provide any assurance, that the Arrangement Agreement will not be terminated by either Minefinders or Pan American before the completion of the Arrangement. For example, Pan American has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that, in the aggregate, have a Minefinders Material Adverse Effect. Although a Minefinders Material Adverse Effect excludes certain events that are beyond the control of Minefinders (such as general political, economic or financial conditions in Canada, the United States or Mexico and changes in the mining industry, in each case, that do not primarily relate to (or have the effect of primarily relating to) Minefinders or its Subsidiaries or disproportionately adversely affect Minefinders and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Minefinders and its Subsidiaries operate), there is no assurance that a change having a Minefinders Material Adverse Effect will not occur before the Effective Date, in which case Pan American could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Minefinders, including receipt of the Final Order and Antitrust Clearance and approval of the TSX, NYSE Amex and Nasdaq. There can be no certainty, nor can Minefinders provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Minefinders Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed.

If the Arrangement is not completed and the Minefinders Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

Minefinders will incur costs and may have to make a termination or expense payment.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Minefinders even if the Arrangement is not completed. Minefinders and Pan American are each liable for their own costs incurred in connection with the Arrangement. In addition, if the Arrangement is not completed, in certain circumstances Minefinders must pay the Minefinders Termination Payment or the Minefinders Expense Payment. See "The Arrangement – The Arrangement Agreement – Termination and Termination-Related Payments".

Risks associated with a fixed exchange ratio.

Minefinders Shareholders will receive fixed Consideration under the Arrangement, rather than consideration with a fixed market value. Because the number of Pan American Shares to be received in respect of each Minefinders Share under the Arrangement will not be adjusted to reflect any change in the market value of the Pan American Shares, the market value of Pan American Shares received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of the Pan American Shares increases or decreases, the value of the consideration that Minefinders Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of the Pan American Shares on the Effective Date will not be lower than the market price of such shares on the date of the Minefinders Meeting. In addition, the number of Pan American Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of Minefinders Shares. Many of the factors that affect the market price of the Pan American Shares and the Minefinders Shares are beyond the control of Pan American and Minefinders, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, political developments, prevailing conditions in the capital markets and interest rate fluctuations.

Minefinders Shareholders may not receive all Consideration in the form they elect.

Any Minefinders Shareholder who wishes to receive the Cash Option or the Pan American Share Option must so elect by 5:00 pm (Pacific time) on March 22, 2012 (or if the Minefinders Meeting is adjourned or postponed, two (2) Business Days prior to the reconvened Minefinders Meeting) in accordance with the Letter of Transmittal (in the case of Minefinders Shareholders) or in the Conditional Exercise Notice (in the case of Minefinders Optionholders).

At the time Minefinders Shareholders make an election, unless they elect the Full Proration Option, they will not know exactly what form of consideration they will receive because it will also depend upon the elections made by other Minefinders Shareholders. Each Minefinders Shareholders will receive either the Cash Option, the Pan American Share Option or the Full Proration Option based upon such Minefinders Shareholders' election (or lack thereof) and the elections (or lack thereof) of other Minefinders Shareholders. To the extent that the demand for either the Cash Option or the Pan American Share Option exceeds the Available Cash Amount or the Available Share Amount, the amount of cash payable or Pan American Shares issuable to Minefinders Shareholders, as the case may be, will be reduced proportionally among the Minefinders Shareholders who elect the form of consideration for which elections exceed availability.

Minefinders directors and executive officers may have interests in the Arrangement that are different from those of the Minefinders Securityholders.

In considering the recommendation of the Minefinders Board to vote in favour of the Arrangement Resolution, Minefinders Securityholders should be aware that certain members of the Minefinders Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Minefinders Securityholders generally. See "The Arrangement — Interests of Certain Persons in the Arrangement".

The market price for the Minefinders Shares may decline.

If the Arrangement is not approved by the Minefinders Securityholders or Pan American Shareholders do not approve the Pan American Resolution or any of the other conditions to completion of the Arrangement is not satisfied or waived, the market price of the Minefinders Shares may decline to the extent that the current market price of the Minefinders Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Agreement is terminated and the Minefinders Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

Foreign investment risk.

Pan American is subject to different foreign investment risks than those to which Minefinders is subject. Mining investments are subject to the risks normally associated with the conduct of business in foreign countries, including various levels of political and economic risk. The existence or occurrence of one or more of the following circumstances or events could have a material adverse impact on Pan American's profitability or the viability of Pan American's affected foreign operations, which could have a material adverse effect on Pan American's future cash flows earnings, results of operations and financial condition. These risks related to doing business in foreign jurisdictions include but are not limited to: uncertain or unpredictable political, legal or economic environments; delays in obtaining or the inability to obtain necessary governmental permits; labour disputes; invalidation of governmental orders; war, acts or terrorism and civil disturbances; changes in laws or policies of particular countries, taxation, government seizure of land or mining claims, limitations on ownership of property or mining rights; restrictions on the convertibility of currencies; limitations on the repatriation of earnings; and increased financing costs.

The issue of Pan American Shares under the Arrangement and their subsequent sale may cause the market price of Pan American Shares to decline.

As of February 17, 2012, 104,492,744 Pan American Shares were outstanding and an aggregate of 9,045,432 Pan American Shares were subject to outstanding options or warrants to purchase or acquire Pan American Shares. Up to 53,666,003 Pan American Shares may be issued or issuable in connection with the Arrangement (including on Pan American Shares reserved for issue on exercise or redemption of Minefinders Options after the Effective Date). The issue of these new Pan American Shares and their sale and the sale of additional Pan American Shares that may become eligible for sale in the public market from time to time could depress the market price for Pan American Shares.

Risks Relating to Minefinders

Whether or not the Arrangement is completed, Minefinders will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in Minefinders' most recent AIF dated February 24, 2011, filed with the Canadian Securities Administrators, and available at www.sedar.com, which is incorporated by reference into this Circular. In addition, Minefinders

Securityholders should also carefully consider the following risk factor associated with the business and affairs of Minefinders:

Heap leaching is inherently subject to risk, including the unintended discharge of hazardous materials, such as sodium cyanide, into the environment.

Mining companies often employ sodium cyanide, which is a hazardous material, to extract metals from ore. In addition, mining companies often use heap leaching as a means of applying sodium cyanide to metal-bearing ore and collecting the resulting metal-bearing solution. There is inherent risk of unintended discharge of hazardous materials in the operation of leach pads.

Mined ore at Minefinders’ Dolores Mine is crushed and heaped on an impermeable plastic lined leach pad where it is irrigated with a sodium cyanide leach solution to dissolve silver and gold from the ore. The leach solution containing the dissolved minerals percolates through the heap and is then collected, treated in a Merrill-Crowe process plant to recover the silver and gold, and then recycled to the heap after reagent levels are adjusted.

A tear in the phase 1 leach pad at the Dolores mine occurred towards the end of June 2010. The remediation work required cessation of leaching on the leach pad. Remediation work on the phase 1 leach pad to date has included excavation of approximately 2.2 million tonnes to fully expose the affected area. Recent assessment of the excavated area on the phase 1 leach pad shows more damage to the liner than anticipated and indicates the liner may be impaired upslope from the excavated area. Accordingly, Minefinders is assessing various options to fully remediate the liner. The remaining low grade material on the phase 1 leach pad consists of approximately 8.3 million tonnes containing an estimated 3,800 recoverable gold ounces and 575,000 recoverable silver ounces. This material will be reserved for future processing, the manner of which will be determined based on the resolution of a remediation plan for the phase 1 pad.

In the third quarter of 2011, the west side of the phase 2 leach pad suffered a crushed collection pipe that prevented collection of solution in one of two collection pipes. In order to maintain the bulk of production while accessing the affected area for remediation, the east side of the pad was prepared for stacking. While no metal was lost as a result of this event, metal production was delayed during the changeover while new patios were prepared for irrigation. Leach solution continues to be diverted to other collection areas of the phase 2 leach pad while remediation of the affected area continues.

Should sodium cyanide escape from the leach pads and collection infrastructure or otherwise be detected in the downstream surface and ground water points, Minefinders may become subject to liability for remediation costs, which could be significant and may not be insured against. In addition, metal production could be delayed or halted to allow for remediation, resulting in a reduction or loss of cash flow for Minefinders. While Minefinders takes appropriate steps to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials will not occur.

Risks Relating to Pan American

If the Arrangement is completed, Pan American will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in Pan American's most recent AIF dated March 31, 2011, filed with the Canadian Securities Administrators, and available at www.sedar.com, which is incorporated by reference into this Circular.

INTERESTS OF EXPERTS

KPMG LLP are the auditors for Minefinders. KPMG LLP issued their report on the annual financial statements of Minefinders for the year ended December 31, 2010, incorporated by reference in this Circular, and has confirmed that they are independent of Minefinders within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Deloitte & Touche LLP are the auditors for Pan American. Deloitte & Touche LLP issued their report on the annual financial statements of Pan American for the year ended December 31, 2010, incorporated by reference in this Circular, and has confirmed that they are independent of Pan American within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

As at the date of this Circular, partners, associates and employees of BMO Capital Markets as a group beneficially owned, directly or indirectly, less than 1% of the outstanding Minefinders Shares and less than 1% of the outstanding Pan American Shares.

The scientific and technical information relating to Minefinders contained in this Circular, together with the documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of the following individuals and companies: Mark H. Bailey, M.Sc., P.Geo., a director and President and Chief Executive Officer of Minefinders, Chlumsky, Armbrust and Meyer, LLC, Robert L. Sandefur, P.E., Richard L. Nielsen, Gustavson Associates, LLC, William Crowl, Donald Hulse, Kappes, Cassiday & Associates, Sacrison Engineering, Ralph R. Sacrison, P.E., David Linebarger, Sonoran Resources, LLC, The Mines Group, Inc., Anthony E.W. Crews, Joel Primitivo Sanchez Campos, Juan Rafael Sanchez Campos, Kenneth L. Myers and Laurence J. O’Connor. Each of the foregoing individuals is a qualified person in accordance with NI 43-101.

To the best of Minefinders' knowledge, except for Mark H. Bailey, the foregoing persons and companies held no interest, directly or indirectly, in the securities or properties Minefinders, or its associates and affiliates, as at the date of the report prepared by such person or company. As of the date of this Circular, Mark H. Bailey owned 572,053 Minefinders Shares and Minefinders Options to purchase 380,000 Minefinders Shares, which represents approximately 1% of the issued and outstanding Minefinders Shares as of the date of this Circular on a fully-diluted basis.

The scientific and technical information relating to Pan American contained in this Circular, together with any documents incorporated by reference herein, is based on information and reports prepared by or under the supervision of: Michael Steinmann, P.Geo., Ph.D , BAppSC (App Geo, Hons), MAusIMM, Executive Vice President, Geology and Exploration of Pan American, Martin G. Wafforn, P. Eng., Vice President, Technical Services of Pan American and Pamela De Mark, P. Geo., BAppSC (AppGeo, Hons), MAusIMM, Director of Resources for Pan American and a Member of the Association of Professional Engineers and Geoscientists of British Columbia. Each of the foregoing persons is a qualified person in accordance with NI 43-101. As of the date hereof, the foregoing persons beneficially own, directly or indirectly, less than 1% of the securities of Pan American and its associates and affiliates.

ADDITIONAL INFORMATION

Information contained herein is given as of February 17, 2012, except as otherwise noted. If any matters which are not now known should properly come before the Minefinders Meeting, the accompanying forms of proxy will be voted on such matters in accordance with the best judgment of the person voting it. Additional information relating to Minefinders can be found on Minefinders' profile on SEDAR at www.sedar.com and on Minefinders' web site at www.minefinders.com. Financial information is provided in Minefinders' comparative annual financial statements and MD&A for its most recently completed financial year, and can also be found on Minefinders' profile on SEDAR at www.sedar.com. Minefinders

Securityholders may also request copies of these documents without charge by writing to Minefinders at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3.

APPROVAL OF THE MINEFINDERS BOARD OF DIRECTORS

The contents of this Circular and its sending to Minefinders Securityholders have been approved by the Minefinders Board.

February 17, 2012

BY ORDER OF THE BOARD OF DIRECTORS

By:	"Mark. H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

CONSENT OF BMO CAPITAL MARKETS

To: The Directors of Minefinders Corporation Ltd.

We have read the Management Information Circular (the "Circular") of Minefinders Corporation Ltd. (the "Company") dated February 17, 2012 relating to the special meeting of the securityholders of the Company to approve the proposed arrangement between the Company and Pan American Silver Corp.

We hereby consent to the references to our firm name and the references to our fairness opinion dated January 22, 2012 contained in the Circular and the inclusion of the text of our fairness opinion dated January 22, 2012 in Appendix C to the Circular.

(Signed) BMO Nesbitt Burns Inc.

Vancouver, British Columbia
February 17, 2012

CONSENT OF KPMG LLP

We have read the Notice of Special Meeting of Securityholders and Management Information Circular (the "Circular") of Minefinders Corporation Ltd. (the "Company") dated February 17, 2012 relating to the proposed arrangement between the Company and Pan American Silver Corp. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated financial statements of the Company, which comprise the consolidated balance sheets of the Company as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated February 24, 2011.

(Signed) KPMG LLP

Chartered Accountants
Vancouver, Canada
February 17, 2012

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Notice of Special Meeting of Securityholders and Management Information Circular (the "Circular") of Minefinders Corporation Ltd. (the "Company") dated February 17, 2012 relating to the proposed arrangement involving the Company and Pan American Silver Corp. ("Pan American"). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the Board of Directors and Shareholders of Pan American on the consolidated balance sheets of Pan American as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. Our report is dated March 22, 2011.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, Canada
February 17, 2012

APPENDIX A
ARRANGEMENT RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Pan American Silver Corp. ("Pan American"), a corporation existing under the laws of the province of British Columbia and Minefinders Corporation Ltd., a corporation existing under the laws of the province of Ontario ("Minefinders") and the shareholders of Minefinders and optionholders of Minefinders, all as more particularly described and set forth in the Management Proxy Circular (the "Circular") of Minefinders dated February 17, 2012 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.

The plan of arrangement (the "Plan of Arrangement"), involving Minefinders and implementing the Arrangement, the full text of which is set out in Appendix B to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.

The arrangement agreement (the "Arrangement Agreement") between Minefinders and Pan American, dated January 22, 2012, and all the transactions contemplated therein, the actions of the directors of Minefinders in approving the Arrangement and the actions of the directors and officers of Minefinders in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Minefinders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Minefinders are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Minefinders:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one or more directors or officers of Minefinders is hereby authorized and directed for and on behalf of Minefinders to execute, whether under corporate seal of Minefinders or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Arrangement Agreement for filing.

6.

Any one or more directors or officers of Minefinders is hereby authorized, for and on behalf and in the name of Minefinders, to execute and deliver, whether under corporate seal of Minefinders or otherwise, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Minefinders, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

A - 1

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Minefinders,

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A - 2

APPENDIX B
PLAN OF ARRANGEMENT

UNDER SECTION 182 OF THE
ONTARIO BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them in the Arrangement Agreement and the terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below (and grammatical variations of such terms shall have corresponding meanings):

"Acquireco" means 2313983 Ontario Inc., a corporation existing under the OBCA;

"Affiliate" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Amalco" has the meaning ascribed thereto in Subsection 3.1(g) of this Plan of Arrangement;

"Amalgamation" has the meaning ascribed thereto in Subsection 3.1(g) of this Plan of Arrangement;

"Arrangement" means the arrangement of Minefinders under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with section 8.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Minefinders and Pan American, each acting reasonably);

"Arrangement Agreement" means the arrangement agreement dated as of January 22, 2012 between Pan American and Minefinders, as amended, amended and restated or supplemented prior to the Effective Date;

"Arrangement Resolution" means the special resolution of the Minefinders Securityholders approving the Plan of Arrangement which is to be considered at the Minefinders Meeting;

"Articles of Arrangement" means the articles of arrangement to be filed in accordance with the OBCA after the Final Order is made, which shall be in form and content satisfactory to Minefinders and Pan American, each acting reasonably;

"Available Cash Amount" means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in subsection 3.1(c) of this Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by $1.84;

"Available Share Amount" means the product obtained by multiplying the number of Minefinders Shares issued and outstanding immediately prior to the time at which the events contemplated in subsection 3.1(c) of this Plan of Arrangement occur and are deemed to occur (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares) by 0.55;

"Business Day" means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

"Cash Option" means $15.60;

"Certificate of Arrangement" means the certificate of arrangement to be issued by the Director pursuant to section 183(2) of the OBCA;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Conditional Exercise Notice" means a notice of exercise that is conditional upon completion of the Arrangement and that is validly given by a Minefinders Optionholder under the Minefinders 2003 Option Plan or the Minefinders 2011 Option Plan with respect to the exercise of Minefinders Options that are currently vested or vest upon a change of control pursuant to section 3.4(f) of the Minefinders 2003 Option Plan or section 6 of the Minefinders 2011 Option Plan;

"Consideration" means, in respect of each Minefinders Share held by a Minefinders Shareholder, the cash or fully-paid and non-assessable Pan American Shares, or combination thereof, receivable therefor by the Minefinders Shareholder pursuant to this Plan of Arrangement;

"Court" means the Superior Court of Justice of Ontario;

"Depositary" means Kingsdale Shareholder Services Inc.;

"Director" means the director appointed under section 278 of the OBCA;

"Dissent Rights" shall have the meaning ascribed thereto in Subsection 4.1(a) of this Plan of Arrangement;

"Dissenting Shareholder" means a registered Minefinders Shareholder who validly exercises Dissent Rights and is entitled to be paid fair value of such Minefinders Shareholder's Minefinders Shares in accordance with Subsection 4.1(a)(i) of this Plan of Arrangement;

"Dissenting Shares" means the Minefinders Shares held by Dissenting Shareholders;

"Effective Date" means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Elected Cash Amount" means the sum of (A) the product of (i) the Cash Option, and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Cash Option, plus (B) the product of (a) $1.84, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

"Elected Share Amount" means the sum of (A) the product of (i) 0.6235 and (ii) the aggregate number of Minefinders Shares in respect of which holders elect the Pan American Share Option, plus (B) the product of (a) 0.55, and (b) the aggregate number of Minefinders Shares in respect of which holders elected or are deemed to have elected the Full Proration Option;

"Election Deadline" means 5:00 p.m. (Vancouver time) on the day that is two (2) Business Days before the Minefinders Meeting;

"Eligible Holder" means a beneficial holder of Minefinders Shares that is: (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

"Encumbrance" means, with respect to any property or asset, any mortgage, pledge, assignment, hypothec, charge, lien, security interest, adverse right or claim, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

"Final Order" means the final order of the Court pursuant to section 182(5)(f) of the OBCA, in a form acceptable to Minefinders and Pan American, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Minefinders and Pan American, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to both Minefinders and Pan American, each acting reasonably) on appeal;

"Final Proscription Date" shall have the meaning ascribed thereto in Section 5.5;

"Former Minefinders Shareholder" means, at and following the Effective Time, a person who, immediately prior to the Effective Time, was: (i) a registered holder of Minefinders Shares; (ii) a Minefinders Optionholder who validly tendered a Conditional Exercise Notice, together with the applicable exercise price, for Minefinders Options that are vested at or prior to the Effective Time; or (iii) any person who surrenders to the Depositary certificates representing Minefinders Shares, duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

"Full Proration Option" means 0.55 of a Pan American Share and $1.84 in cash;

"Interim Order" means the interim order of the Court made pursuant to section 182(5)(a) and 182(5)(b) of the OBCA, in a form acceptable to Minefinders and Pan American, each acting reasonably, providing for, among other things, the calling and holding of the Minefinders Meeting, as the same may be amended by the Court with the consent of Minefinders and Pan American, each acting reasonably;

"In the Money Amount" means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value, at that time, of the securities subject to the option exceeds the aggregate exercise price under the option;

"Letter of Transmittal" means the letter of transmittal to be forwarded by Minefinders to Minefinders Shareholders together with the Minefinders Circular or such other equivalent form of letter of transmittal acceptable to Pan American acting reasonably;

"Minefinders" means Minefinders Corporation Ltd., a corporation existing under the OBCA;

"Minefinders 2003 Option Plan" means the incentive stock option plan of Minefinders, dated April 16, 2003 (as amended);

"Minefinders 2011 Option Plan" means the incentive stock option plan of Minefinders, dated February 15, 2011 (as amended);

"Minefinders 2011 Options" means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2011 Option Plan;

"Minefinders Circular" means the notice of the Minefinders Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Minefinders Securityholders in connection with the Minefinders Meeting, as amended, supplemented or otherwise modified from time to time;

"Minefinders Meeting" means the special meeting of Minefinders Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Minefinders Optionholders" means, at any particular time, the holders of Minefinders Options at that time;

"Minefinders Options" means the outstanding options to acquire Minefinders Shares granted under the Minefinders 2003 Option Plan and the Minefinders 2011 Options;

"Minefinders Securityholders" means the Minefinders Shareholders and the Minefinders Optionholders;

"Minefinders Shareholders" means, at any particular time, the holders of Minefinders Shares;

"Minefinders Shares" means the common shares without par value in the authorized share capital of Minefinders;

"OBCA" means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Option Exchange Ratio" means 0.6235;

"Pan American" means Pan American Silver Corp., a corporation existing under the Business Corporations Act (British Columbia);

"Pan American Share Closing Price" means $25.02;

"Pan American Share Option" means 0.6235 of a Pan American Share and $0.0001 in cash;

"Pan American Shares" means the common shares without par value in the authorized capital of Pan American;

"Parties" means Minefinders and Pan American, and "Party" means any of them;

"Replacement Option" has the meaning ascribed thereto in Subsection 3.1(d);

"Section 85 Election" has the meaning ascribed thereto in Subsection 3.4(c);

"Section 85 Election Period" has the meaning ascribed thereto in Subsection 3.4(c);

"Section 85 Tax Election Form" has the meaning ascribed thereto in Subsection 3.4(c);

"Section 85 Tax Election Information" has the meaning ascribed thereto in Subsection 3.4(c);

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and

"Withholding Obligation" has the meaning ascribed thereto in Section 5.4 of this Plan of Arrangement.

In addition, words and phrases used herein and defined in the OBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the OBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

"this Plan of Arrangement" means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof;

(b)

the words "hereof", "herein", "hereto" and "hereunder" and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Plan of Arrangement to a designated "Article", "Section", "Subsection" or other subdivision, recital or "Appendix" hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Appendix to, this Plan of Arrangement;

(d)

the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions, recitals or Appendix, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

(e)

a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(g)	all references to "approval", "authorization" or "consent" in this Plan of Arrangement means written approval, authorization or consent.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein unless otherwise stated. If there is any conflict or inconsistency between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Pan American;

(b)	Minefinders (including, for clarity, Amalco);

(c)	Acquireco;

(d)	all Minefinders Shareholders, including Dissenting Shareholders;

(e)	all Minefinders Optionholders;

(f)	the registrar and transfer agent in respect of the Minefinders Shares and the Pan American Shares; and

(g)	the Depositary.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur in one minute intervals, in the following order, without any further act or formality required on the part of any person:

(a)

all Minefinders Shares to be issued to Minefinders Optionholders who have tendered Conditional Exercise Notices, together with the applicable exercise price, for any Minefinders Options that are vested at or prior to the Effective Time (including any unvested Minefinders Options whose vesting was accelerated pursuant to section 3.4(f) of the Minefinders 2003 Option Plan or section 6 of the Minefinders 2011 Option Plan), will be deemed to be issued to such Minefinders Optionholders, as fully paid and non- assessable common shares in the capital of Minefinders, such Minefinders Optionholders will be entered in the share register of Minefinders as the registered holder thereof and no share certificates in respect of such Minefinders Shares shall be issued;

(b)	each Dissenting Share held by a Dissenting Shareholder shall be deemed to have been transferred to Pan American, and

(i)

the Dissenting Shareholder shall cease to be the registered holder of such Dissenting Shares and shall cease to have any rights as a Minefinders Shareholder in respect of such Dissenting Shares other than the right to be paid fair value by Pan American for such Dissenting Shares as set out in Article 4 of this Plan of Arrangement;

(ii)	the Dissenting Shareholder's name shall be removed as the holder of such Dissenting Shares from the register of Minefinders Shareholders; and

(iii)	Pan American will be the holder of all of the Dissenting Shareholder's Dissenting Shares and the register of Minefinders Shareholders shall be revised accordingly;

(c)

subject to Sections 3.2, 3.3 and 3.5 of this Plan of Arrangement, each Minefinders Share held by a Minefinders Shareholder (other than Minefinders Shares held by Pan American and its Affiliates and (without duplication) Dissenting Shares but, for greater certainty, including Minefinders Shares acquired by former Minefinders Optionholders pursuant to

Subsection 3.1(a) of this Plan of Arrangement) shall be transferred by the holder thereof to Pan American in exchange for (as elected or deemed to be elected by the holder in accordance with the Minefinders Shareholder's Letter of Transmittal or (in respect of Minefinders Shares issued to former Minefinders Optionholders in accordance with subsection 3.1(a) of this Plan of Arrangement) Conditional Exercise Notice:

(i)	the Cash Option;

(ii)	the Pan American Share Option; or

(iii)	the Full Proration Option,

and (1) the Former Minefinders Shareholder shall cease to be the registered holder of each Minefinders Share so transferred and shall be the holder of the Pan American Shares received by it pursuant to Subsection 3.1(c) of this Plan of Arrangement (if any), and the name of such Former Minefinders Shareholder shall be removed from the register of Minefinders Shareholders and shall be entered into the register of holders of Pan American Shares as the holder of the Pan American Shares received by it pursuant to Subsection 3.1(c) (if any); (2) the Former Minefinders Shareholder shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Minefinders Share hereunder; (3) Pan American will be the holder of all of the outstanding Minefinders Shares and the register of Minefinders Shareholders shall be revised accordingly; and (4) unless the Minefinders Shareholder receives only cash for Minefinders Shares owned by such Minefinders Shareholder, a pro rata portion of the total amount of cash and the total number of Pan American Shares received by such Minefinders Shareholder pursuant to this Subsection 3.1(c) as adjusted by Sections 3.2 and 3.5 of this Plan of Arrangement, if applicable, will be allocated to every Minefinders Share transferred by such Minefinders Shareholder hereunder, so that such Minefinders Shareholder will receive for each such Minefinders Share the same combination of Pan American Shares and cash as it receives for each other Minefinders Share held by it and neither Pan American Shares nor cash will be considered to have been received for any specific portion or fraction of such Minefinders Share;

(d)	each outstanding Minefinders Option in respect of which Minefinders Shares are not issued in accordance with Subsection 3.1(a) of this Plan of Arrangement shall be exchanged for an option (each, a "Replacement Option") to purchase from Pan American the number of Pan American Shares equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Minefinders Shares subject to such Minefinders Option immediately prior to the Effective Time. Such Replacement Option shall provide for an exercise price per Pan American Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Minefinders Share otherwise purchasable pursuant to such Minefinders Option; divided by (y) the Option Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a number of Pan American Shares that includes a fractional Pan American Share, the total number of Pan American Shares subject to such holder's total Replacement Options shall be rounded down to the nearest whole number of Pan American Shares. All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercise, will be the same as the Minefinders Option for which it was exchanged, except that the expiry date for all Replacement

Options for which Minefinders 2011 Options are exchanged and which are held by employees, officers, directors or consultants of Minefinders or its Affiliates:

(i)

who cease to be employees, officers, directors or consultants of Minefinders of any of its Affiliates on the Effective Date will be extended to the earlier of (a) 12 months from the Effective Date, and (b) the original expiry date (absent such cessation) of any such Minefinders 2011 Option; and

(ii)

whose service with Minefinders, Pan American or any Affiliate thereof is terminated other than for cause after the Effective Date will be extended to the earlier of (a) the later of (1) 12 months from the Effective Date, and (2) 90 days from the date of such termination, and (b) the original expiry date (absent such termination) of any such Minefinders 2011 Option.

Notwithstanding the foregoing, if required, the exercise price of each Replacement Option of any particular holder shall be, and shall be deemed to be, adjusted by the amount, and only to the extent, necessary to ensure that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the original Minefinders Option immediately before the exchange;

(e)

each outstanding Minefinders Share (including any Minefinders Share held by Pan American or any Affiliate thereof) shall be transferred without any further act or formality by the holder thereof to Acquireco in exchange for one common share of Acquireco;

(f)	the stated capital in respect of the Minefinders Shares shall be reduced to $1.00 without any repayment of capital in respect thereof;

(g)

Minefinders and Acquireco will merge (the "Amalgamation") to form one corporate entity with the same effect as if they were amalgamated under sections 174 through 179 (other than section 177) of Part XIV of the OBCA, except that the separate legal existence of Minefinders will not cease and Minefinders will survive the Amalgamation (Minefinders, as such surviving entity, "Amalco") and, for the avoidance of doubt, the Plan of Arrangement is intended to qualify as a reorganization within the meaning of sections 368(a)(1)(A) and 368(a)(2)(E) of the Code for all United States federal income tax purposes and as an amalgamation as defined in subsection 87(1) of the Tax Act;

(h)	without limiting the generality of the foregoing or Subsection 3.1(i) of this Plan of Arrangement,

(i)	at the time of the Amalgamation the separate legal existence of Acquireco will cease without Acquireco being liquidated or wound-up, and Minefinders and Acquireco will continue as one company; and

(ii)

the Amalgamation will otherwise be effected in such manner that by virtue or because of the Amalgamation (A) all of the property of Acquireco or Minefinders immediately before the Amalgamation (except amounts receivable from either of them, and shares in the capital stock of either of them) will be or become property of Amalco, (B) all of the liabilities of Acquireco or Minefinders immediately before the Amalgamation (except amounts payable to either of them) will be or become liabilities of Amalco, (C) each issued share of

Acquireco will be exchanged for one fully-paid and non-assessable Amalco common share which shall be issued by Amalco and all such Acquireco shares will be cancelled without any payment of capital in respect thereof, and (D) all of the Minefinders Shares held by Acquireco will be cancelled without any payment of capital in respect thereof;

(i)	with effect from the time of the Amalgamation but subject to Subsection 3.1(h):

(A)

Amalco will continue to own and hold all property of Minefinders and will own and hold all property of Acquireco, and shall continue to be liable for the obligations of Minefinders and will be liable for the obligations of Acquireco, including civil, criminal and quasi-criminal liabilities and all contracts, disabilities, options and debts of each of Minefinders and Acquireco;

(B)

all rights, contracts, permits and interests of Minefinders or Acquireco will continue as rights, contracts, permits and interests of Amalco and, for greater certainty, the merger will not constitute a transfer or assignment of the rights or obligations of either of Minefinders or Acquireco under any such rights, contracts, permits and interests;

(C)	any existing cause of action, claim or liability to prosecution is unaffected;

(D)	a civil, criminal or administrative action or proceeding pending by or against Minefinders or Acquireco may continue to be prosecuted by or against Amalco;

(E)	a conviction against, or ruling, order or judgment in favour of or against, Minefinders or Acquireco may be enforced by or against Amalco;

(F)	the name of Amalco shall be Minefinders;

(G)	Amalco shall be authorized to issue an unlimited number of common shares;

(H)	the articles and by-laws of Amalco shall be substantially in the form of Minefinders' articles and by-laws;

(I)	the first annual general meeting of Amalco will be held within 18 months from the Effective Date;

(J)	the first directors of Amalco following the merger shall be Geoffrey A. Burns, A. Robert Doyle and Robert P. Pirooz; and

(K)

the stated capital of the Amalco common shares will be an amount equal to the paid-up capital, as that term is defined in the Tax Act, attributable to the common shares of Acquireco immediately prior to the Amalgamation, provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs or is deemed to occur.

3.2	Adjustments to Cash and Share Elections

For the purposes of determining the amount of cash and/or Pan American Shares which each Minefinders Shareholder is entitled to receive for each Minefinders Share transferred pursuant to Subsection 3.1(c), the following proration rules shall apply:

(a)

if the Elected Cash Amount exceeds the Available Cash Amount, then, notwithstanding the election of the Cash Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its Affiliates and Dissenting Shareholders) who has elected the Cash Option in respect of any Minefinders Shares:

(i)

will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Cash Option, and (2) the number obtained by dividing (i) (a) the Available Cash Amount less (b) $1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Cash Amount less (b) $1.84 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(ii)

will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option for the remainder of the Minefinders Shares in respect of which it elected the Cash Option; and

(b)

if the Elected Share Amount exceeds the Available Share Amount, then, notwithstanding the election of the Pan American Share Option by a Minefinders Shareholder in respect of any particular Minefinders Share, each Minefinders Shareholder (other than Pan American and its Affiliates and Dissenting Shareholders) who has elected the Pan American Share Option in respect of any Minefinders Shares:

(i)

will receive Pan American Shares and cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Pan American Share Option in respect of the number of Minefinders Shares that is equal to the product of (1) the total number of Minefinders Shares in respect of which the Minefinders Shareholder elected the Pan American Share Option, by (2) the number obtained by dividing (i) (a) the Available Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, by (ii) (a) the Elected Share Amount less (b) 0.55 multiplied by the aggregate number of Minefinders Shares in respect of which all Minefinders Shareholders have elected or are deemed to have elected the Full Proration Option, and rounding such resulting number up to the nearest whole number, and

(ii)

will receive cash equal in amount to the amount that such Minefinders Shareholder would have received if such Minefinders Shareholder had elected the Cash Option for the remainder of the Minefinders Shares in respect of which it elected the Pan American Share Option.

3.3	Manner of Making Elections

(a)

Subject to Sections 3.2 and 3.5 hereof, each Minefinders Shareholder shall, in respect of such holder's aggregate holdings of Minefinders Shares, have the opportunity to elect the Cash Option, the Pan American Share Option, the Full Proration Option or a combination thereof by depositing, or by causing its agent or other representative to deposit, with the Depositary prior to the Election Deadline, a duly completed Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) indicating such holder's election together with the certificates representing such holder's Minefinders Shares.

(b)

Subject to Sections 3.2 and 3.5 hereof, of each Minefinders Shareholder who (i) does not deposit with the Depositary a duly completed Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) prior to the Election Deadline or (ii) otherwise fails to comply fully with the requirements of Subsection 3.3(a) hereof and the Letter of Transmittal (or in the case of a former Minefinders Optionholder to whom Minefinders Shares are issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, a Conditional Exercise Notice) in respect of such Minefinders Shareholder's election of the Cash Option, the Pan American Share Option or the Full Proration Option, shall be deemed to have elected the Full Proration Option in respect of each of the Minefinders Shareholder's Minefinders Shares.

(c)

A deposit of a Letter of Transmittal or Conditional Exercise Notice and accompanying certificates may be made at any of the offices of the Depositary specified in the Letter of Transmittal or Conditional Exercise Notice, as the case may be.

3.4	Post-Effective Time Procedures

(a)

For greater certainty, no Minefinders Optionholder to whom Minefinders Shares are issuable pursuant to Subsection 3.1(a) of this Plan of Arrangement shall be required to deliver share certificates representing the Minefinders Shares issued to such former Minefinders Optionholder pursuant to Subsection 3.1(a) of this Plan of Arrangement in order to receive the Consideration to which it is entitled for such Minefinders Shares in accordance with Subsection 3.1(c) of this Plan of Arrangement and no other Minefinders Optionholder who exercises Minefinders Options prior to or at the Effective Time shall be required to deliver share certificates representing Minefinders Shares to the extent that such certificates were not issued prior to the Election Deadline and provided such other Minefinders Optionholder otherwise provides satisfactory documentation evidencing due exercise of each Minefinders Option.

(b)

Following the receipt of the Final Order and prior to the Effective Date, Pan American shall deliver or arrange to be delivered to the Depositary sufficient cash and certificates representing the Pan American Shares required to be issued to Former Minefinders Shareholders in accordance with the provisions of Subsection 3.1(c) hereof, to be held by the Depositary as agent and nominee for such Former Minefinders Shareholders for distribution to such Former Minefinders Shareholders in accordance with the provisions of Article 5 hereof.

(c)

An Eligible Holder whose Minefinders Shares are exchanged for Consideration that includes Pan American Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing the necessary information prescribed by the Tax Act (and, if applicable, any provincial tax statute) (the "Section 85 Tax Election Information") in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date (the "Section 85 Election Period"). Provided such information is correct and complete and in compliance with requirements imposed under the Tax Act (and any applicable provincial income tax law), Pan American shall, within 90 days after the end of the Section 85 Election Period, deliver a signed Section 85 Election in the form prescribed by the Tax Act (and, if applicable, by any provincial statute) (collectively, the "Section 85 Tax Election Form") to the Eligible Holder for filing by such Eligible Holder with the applicable Governmental Entities. Notwithstanding the previous sentence, but provided that Pan American signs and delivers a Section 85 Tax Election Form to an Eligible Holder who provided the Section 85 Tax Election Information before the end of the Section 85 Election Period, neither Minefinders, Pan American nor any successor corporation shall be responsible for ensuring the proper completion of any Section 85 Tax Election Form, or for any taxes, interest or penalties resulting from the failure of an Eligible Holder to complete or file such election form properly in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Pan American or any successor corporation may choose to execute and deliver a Section 85 Tax Election Form to an Eligible Holder who does not provide the necessary information within the Section 85 Election Period, but will have no obligation to do so.

(d)

Pan American will post a tax instruction letter on its website (www.panamericansilver.com) on or before the first Business Day after the Effective Date. The tax instruction letter will provide general instructions on how to make a Section 85 Election with Pan American in respect of the sale of the Eligible Holder's Minefinders Shares to Pan American.

3.5	No Fractional Pan American Shares and Rounding of Cash Consideration

(a)

In no event shall a Minefinders Shareholder be entitled to a fractional Pan American Share. Where the aggregate number of Pan American Shares to be issued to a Minefinders Shareholder as consideration under this Arrangement would result in a fraction of a Pan American Share being issuable, the number of Pan American Shares to be received by such Minefinders Shareholder shall be rounded down to the nearest whole Pan American Share and in lieu of a fractional Pan American Share, the Minefinders Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the Pan American Share Closing Price, multiplied by the (ii) fractional share amount.

(b)

If the aggregate amount of cash consideration which a Minefinders Shareholder is entitled to receive for all Minefinders Shares transferred by such Minefinders Shareholder pursuant to the Plan would otherwise include a fraction of $0.01, then the aggregate cash consideration to which such Minefinders Shareholder shall be entitled to receive for all of its Minefinders Shares transferred pursuant to the Plan shall be rounded up to the nearest whole $0.01.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)

Pursuant to the Interim Order, registered Minefinders Shareholders may exercise rights of dissent ("Dissent Rights") under section 185 of the OBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Minefinders Shares in connection with the Arrangement; provided, however, that the written notice setting forth the objection of such registered Minefinders Shareholders to the Arrangement and exercise of Dissent Rights must be received by Minefinders not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the Minefinders Meeting or any date to which the Minefinders Meeting may be postponed or adjourned; and provided further that Dissenting Shareholders who:

(i)

are ultimately entitled to be paid fair value for their Minefinders Shares by Pan American, which fair value, notwithstanding anything to the contrary contained in the OBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Minefinders Shares to Pan American in accordance with Subsection 3.1(b); or

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Minefinders Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Minefinders Shares and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights on the basis determined in accordance with Subsections 3.1(c) and 3.3(b) above (subject to Section 3.5).

(b)

In no circumstances shall Minefinders, Pan American or any other Person be required to recognize a Person as a Dissenting Shareholder unless such Person is a registered holder of those Minefinders Shares in respect of which such rights are sought to be exercised.

(c)

For greater certainty, in no case shall Minefinders, Pan American or any other Person be required to recognize Dissenting Shareholders as holders of Minefinders Shares after the Effective Time, and the names of all Dissenting Shareholders shall be deleted from the register of Minefinders Shareholders as of the Effective Time. In addition to any other restrictions under section 185 of the OBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Minefinders Options; and (ii) Minefinders Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF PAN AMERICAN SHARES

5.1	Delivery of Pan American Shares

(a)

Subject to Section 5.5 of this Plan of Arrangement, as soon as practicable following the later of the Effective Time and the date of surrender to the Depositary for cancellation of a certificate (if any) that immediately before the Effective Time represented one or more outstanding Minefinders Shares that were exchanged for Pan American Shares in accordance with Subsection 3.1(c) hereof, together with such other documents and instruments contemplated by the Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Former Minefinders Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall, and Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Former Minefinders Shareholder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the Former Minefinders Shareholder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such Former Minefinders Shareholder is entitled to receive, together with a cheque payable to such Minefinders Shareholders for the cash consideration payable to such Former Minefinders Shareholders, in accordance with Subsection 3.1(c) of this Plan of Arrangement.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Subsection 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Minefinders Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Subsection 3.1(c) hereof.

(c)

As soon as practicable following the Effective Date but in any event within five (5) Business Days after the Effective Date, each former Minefinders Optionholder to whom Minefinders Shares are deemed to have been issued in accordance with Subsection 3.1(a) of this Plan of Arrangement, shall be entitled to receive, and the Depositary shall, and Pan American shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Conditional Exercise Notice; or

(ii)	if requested by the holder in the Conditional Exercise Notice, make available at the offices of the Depositary specified in the Conditional Exercise Notice for pick-up by the holder; or

(iii)

if the Conditional Exercise Notice neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the register of Minefinders Options maintained by or on behalf of Minefinders as at the Effective Time, a certificate representing the Pan American Shares that such former Minefinders Optionholder is entitled to receive, together with a cheque payable to such Minefinders Optionholder for the cash consideration payable to such former Minefinders Optionholder, in accordance with Subsection 3.1(c) of this Plan of Arrangement.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Minefinders Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Pan American and the Depositary in such amount as Pan American and the Depositary may direct, or otherwise indemnify Pan American and the Depositary in a manner satisfactory to Pan American and the Depositary, against any claim that may be made against Pan American or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Minefinders.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Pan American Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Minefinders Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of all dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Pan American Shares.

5.4	Withholding Rights

Pan American, Minefinders and the Depositary shall be entitled to deduct and withhold from all dividends, distributions or other amounts otherwise payable to any Former Minefinders Shareholder such amounts as Pan American, Minefinders or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended (a "Withholding Obligation"). To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Minefinders Shareholder in respect of which such deduction and withholding was made, provided, however, that such withheld amounts are actually remitted to the appropriate taxing authority. Pan American, Minefinders and the Depositary shall also have the right to withhold and sell, on their own account or through a broker (the "Broker"), and on behalf of any Former Minefinders Shareholder, such number of Pan American Shares issued or issuable to such Former Minefinders Shareholder pursuant to this Plan of Arrangement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations. Any such sale of Pan American Shares shall be affected on a public market and as soon as practicable following the Effective Date. None of Pan American, Minefinders, the Depositary or the Broker will be liable for any loss arising out of any sale of such Pan American Shares, including any loss relating to the manner or timing of such sales, the prices at which the Pan American Shares are sold or otherwise.

5.5	Limitation and Proscription

To the extent that a Former Minefinders Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the "Final Proscription Date"), then the Consideration that such Former Minefinders Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Minefinders Shareholder was entitled, shall be delivered to Pan American by the Depositary and certificates representing Pan American Shares forming the Consideration shall be cancelled by Pan American, and the interest of the Former Minefinders Shareholder in such Pan American Shares to which it was entitled shall be terminated as of such Final Proscription Date.

5.6	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Minefinders Shares and Minefinders Options issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Minefinders Shares and Minefinders Options, and Minefinders, Pan American, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

Pan American and Minefinders reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Pan American and Minefinders; (iii) filed with the Court and, unless such amendment, modification or supplement is one to which Subsection 6.1(b) of this Plan of Arrangement applies, approved by the Court; and (iv) communicated to holders or former holders of Minefinders Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be agreed to in writing by Pan American and Minefinders at any time prior to the Effective Time,

provided, however, that each such amendment, modification or supplement is, in the reasonable opinion of Minefinders and Pan American, of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Minefinders Shareholder or former holder of Minefinders Options, and each such amendment, modification or supplement shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement may be agreed to in writing by Pan American and Minefinders at any time prior to the Minefinders Meeting, provided, however, that each such amendment, modification or supplement that is not an amendment, modification or supplement to which Subsection 6.1(b) of this Plan of Arrangement applies, is accepted by the persons voting at the Minefinders Meeting, with or without any other prior notice or communication (other than as may be required under the Interim Order), and each such amendment, modification or supplement so accepted shall become part of this Plan of Arrangement for all purposes.

(d)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Minefinders Meeting shall be effective only if: (i) set out in writing; (ii) agreed to in writing by Pan American and Minefinders; (iii) filed with the Court, and (iv) if required by the Court, it is approved by holders of the Minefinders Shares voting in the manner directed by the Court.

(e)

Notwithstanding Subsection 6.1(a) of this Plan of Arrangement, any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Pan American; provided, however, that it concerns a matter that, in the reasonable opinion of Pan American, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Minefinders Shareholder or former holder of Minefinders Options.

(f)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

APPENDIX C
FAIRNESS OPINION

(Please see attached)

Investment & Corporate Banking 100 King Street West – 4th Floor Toronto, Ontario M5X 1H3 Tel : (416) 359-4100 Fax : (416) 359-4459

January 22, 2012

The Board of Directors
Minefinders Corporation Ltd.
1177 W. Hastings St., Ste. 2288
Vancouver, British Columbia V6E 2K3

To the Board of Directors:

BMO Nesbitt Burns Inc. ("BMO Capital Markets" or "we" or "us") understands that Minefinders Corporation Ltd. (the "Company") and Pan American Silver Corp. (the "Acquiror") propose to enter into an arrangement agreement to be dated January 22, 2012 (the "Arrangement Agreement") pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company ("Shares"), other than any Shares owned directly or indirectly by the Acquiror or its affiliates, and pursuant to which each holder of Shares (a "Shareholder") will be entitled to elect to receive, in exchange for each Share held: (i) 0.55 common shares of the Acquiror ("Acquiror Shares") and $1.84 in cash, (ii) 0.6235 Acquiror Shares, or (iii) $15.60 in cash, subject to pro-ration (as provided for in the Arrangement Agreement) of the maximum amount of cash consideration available and the maximum number of Acquiror Shares available (the "Consideration"). We understand further that the maximum amount of cash consideration available will be approximately $176 million and the maximum number of Acquiror Shares available will be approximately 53 million. We are expressing no opinion as to the pro-ration procedures and limitations provided for in the Arrangement Agreement. We also understand that the acquisition contemplated by the Arrangement Agreement is proposed to be effected by way of an arrangement under the Business Corporations Act (Ontario) (the "Arrangement"). The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the "Circular") to be mailed to Shareholders in connection with a special meeting of the Shareholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Company, including our opinion (the "Opinion") to the board of directors of the Company (the "Board of Directors") as to the fairness from a financial point of view of the Consideration to be received by the Shareholders pursuant to the Arrangement.

Engagement of BMO Capital Markets

BMO Capital Markets was formally engaged by the Company pursuant to an agreement dated May 11, 2005 (the "Engagement Agreement"). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Company and the Board of Directors with various advisory services in connection with the Arrangement including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Arrangement. The Company has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the Company, the Acquiror, or any of their respective associates or affiliates (collectively, the "Interested Parties").

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the Company and the Board of Directors pursuant to the Engagement Agreement, (ii) acting as an underwriter to the Company in connection with a common share offering that closed December 20, 2010, and (iii) acting as a lender to the Acquiror.

Other than as set forth above, there are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which

BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal ("BMO"), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Arrangement Agreement dated January 22, 2012;

2.	a draft of the voting support agreements (the "Support Agreements") dated January 22, 2012, between the Acquiror and certain directors and officers of the Company;

3.

certain publicly available information relating to the business, operations, financial condition and trading history of the Company and the Acquiror and other selected public companies we considered relevant;

4.

certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company and the Acquiror relating to the business, operations and financial condition of the Company and the Acquiror;

5.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the Company and the Acquiror;

6.	discussions with management of the Company and the Acquiror relating to the Company’s and the Acquiror’s current business, plan, financial condition and prospects;

7.	public information with respect to selected precedent transactions we considered relevant;

8.	historical commodity prices and the impact of various commodity pricing assumptions on the respective business, prospects and financial forecasts of the Company and the Acquiror;

9.	various reports published by equity research analysts and industry sources we considered relevant;

10.

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company; and

11.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company and the Acquiror, having regard to the Company’s and the Acquiror’s business, plans, financial condition and prospects.

Senior officers of the Company have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in National Instrument 45-106 – Prospectus and Registration Exemptions) or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); and (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement and Support Agreements will not differ in any material respect from the drafts that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company and the Acquiror as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion does not constitute a recommendation as to how any Shareholder should vote or act on any matter relating to the Arrangement. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company, the Acquiror or any of their respective affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company or the Acquiror may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair from a financial point of view to the Shareholders (other than the Acquiror and its affiliates).

Yours truly,

/s/ BMO Nesbitt Burns Inc.
BMO Nesbitt Burns Inc.

APPENDIX D
INTERIM ORDER AND NOTICE OF APPLICATION

Court File No. CV-12-9607-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE
(Commercial List)

THE HONOURABLE	)	FRIDAY, THE 17th
)
JUSTICE DAVID BROWN	)	DAY OF FEBRUARY, 2012

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MINEFINDERS CORPORATION LTD. AND PAN AMERICAN SILVER CORP.

INTERIM ORDER

THIS MOTION made by the Applicant, Minefinders Corporation Ltd. ("Minefinders"), for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, B. 16, as amended, (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on February 13, 2012 and the affidavit of Mark H. Bailey sworn February 14, 2012, (the "Bailey Affidavit"), including the Plan of Arrangement, which is attached as Appendix " B" to the draft management information circular of Minefinders (the "Circular"), which is attached as Exhibit A to the Bailey Affidavit, and on hearing the submissions of counsel for Minefinders and counsel for Pan American Silver Corp. ("Pan American");

AND ON BEING ADVISED that Pan American Silver Corp. intends to rely on an exemption from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to section 3(a)(10) thereof, with respect to the issue the securities to be issued pursuant to the terms of the Arrangement, based on the Court's approval of the Arrangement;

Definitions

1. THIS COURT ORDERS that all capitalized terms in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Minefinders is permitted to call, hold and conduct a special meeting (the "Meeting") of the holders ("Minefinders Shareholders") of common shares (the "Common Shares") and options to acquire Common Shares (the "Options") (collectively the "Securityholders") and expected to be held at the Vancouver Marriott Pinnacle Downtown Hotel at 1128 West Hastings Street, Vancouver, British Columbia V6E 4R5 on Monday, March 26, 2012 at 11:00 a.m. (Pacific time) in order for the Securityholders, either in person or by proxy, to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "Arrangement Resolution").

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA and the notice of meeting of Securityholders, which accompanies the Circular (the "Notice of Meeting"), subject to what may be provided hereafter and subject to further order of this Court.

4. THIS COURT ORDERS that the record date (the "Record Date") for determination of the Securityholders entitled to notice of, and to vote at, the Meeting shall be the close of business on February 14, 2012.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (i) the Securityholders or their respective proxyholders; (ii) the officers, directors, auditors and advisors of Minefinders; (iii) representatives and advisors of Pan American; and (iv) other persons who may receive the permission of the Chair of the Meeting.

6. THIS COURT ORDERS that Minefinders may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the Chair of the Meeting shall be determined by Minefinders and that the quorum at the Meeting shall be not less than 2 persons who are, or who represent by proxy, Minefinders Shareholders who, in the aggregate, hold at least five percent (5%) of the Common Shares then outstanding.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Minefinders is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Securityholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented, shall be the Arrangement and Plan of Arrangement to be submitted to the Securityholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Securityholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to any further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Minefinders may determine.

Amendments to the Information Circular

10. THIS COURT ORDERS that Minefinders is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11. THIS COURT ORDERS that Minefinders, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Minefinders may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Minefinders shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting and a form of proxy for either Minefinders Shareholders or Minefinders Optionholders along with such amendments or additional documents as Minefinders may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "Meeting Materials"), to the following:

(a) the registered holders of Common Shares (the "Registered Shareholders") at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting by one or more of the following methods:

(i)

by pre-paid ordinary or first class mail at the addresses of the Registered Shareholders as they appear on the books and records of Minefinders, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Minefinders;

(ii)	by delivery, in person or by recognized courier service or inter- office mail, to the address specified in (i) above; or

(iii)

by facsimile or electronic transmission to any Registered Shareholder, who is identified to the satisfaction of Minefinders, who requests such transmission in writing and, if required by Minefinders, who is prepared to pay the charges for such transmission;

(b)

non-registered holders of Common Shares by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators;

(c)

the holders of Options ("Minefinders Optionholders") who appear in the records of Minefinders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting by any method permitted for notice to Registered Shareholders set forth in paragraph 12(a) above; and

(d)

the respective directors and auditors of Minefinders by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. THIS COURT ORDERS that accidental failure or omission by Minefinders to give notice of the meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of

Minefinders, or the non-receipt of such notice shall, subject to any further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Minefinders, it shall use reasonable efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. THIS COURT ORDERS that Minefinders is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials as Minefinders may determine subject to the terms of the Arrangement Agreement ("Additional Information"), and that notice of such Additional Information may, subject to paragraphs 8 and 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Minefinders may determine.

16. THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraphs 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17. THIS COURT ORDERS that Minefinders is authorized to use proxies substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Minefinders may determine are necessary or desirable. Minefinders and Pan American are authorized, at their expense, to solicit proxies, directly or through their respective officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. Minefinders may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Securityholders, if Minefinders deems it advisable to do so.

18. THIS COURT ORDERS that Securityholders shall be entitled to revoke their proxies in accordance with section 110(4) of the OBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to section 110(4)(a) of the OBCA: (a) may be deposited at its office at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 or with the transfer agent of Minefinders as set out in the Circular; and (b) any such instruments must be received by Minefinders or its transfer agent not later than 5:00 p.m. (Pacific time) on March 23, 2012 or in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. (Pacific time) on the date that is one Business Day before the adjourned or postponed Meeting is reconvened or held as the case may be.

Voting

19. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be the Securityholders as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted as the proxyholder sees fit and, unless contrary instructions are provided, such proxies shall be voted in favour of the Arrangement Resolution.

20. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Common Share and one vote per Common Share issuable on the exercise of Minefinders Options and that, in order for the Plan of Arrangement to be implemented, subject to any further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by: (i) an affirmative vote of at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution by Minefinders Shareholders at the Meeting in person or by proxy voting together as a single class; and (ii) at least two-thirds (66 2/3%) of the votes cast in respect of the Arrangement Resolution by Minefinders

Shareholders and Minefinders Optionholders present in person or by proxy at the Meeting and voting together as a single class. Such votes shall be sufficient to authorize Minefinders to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Securityholders, subject only to final approval of the Arrangement by this Honourable Court.

21. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Minefinders (other than in respect of the Arrangement Resolution), each Securityholder is entitled to vote per Common Share and one vote per Common Share issuable on the exercise of Minefinders Options held by the Securityholder.

Dissent Rights

22. THIS COURT ORDERS that each Registered Shareholders shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 185 of the OBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 185(6) of the OBCA, any Registered Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Minefinders in the form required by section 185 of the OBCA and the Arrangement Agreement, which written objection must be received by Minefinders at its office at Suite 2288, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3 no later than 5:00 p.m. (Pacific time) on March 22, 2012, or in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. (Pacific time) on the date that is two Business Days before the adjourned or postponed Meeting is reconvened or held as the case may be, and must otherwise comply with the requirements of the OBCA. For purposes of these proceedings, the "court" referred to in section 185 of the OBCA means this Honourable Court.

23. THIS COURT ORDERS that, notwithstanding section 185(4) of the OBCA, Pan American, not Minefinders, shall be required to offer to pay fair value, as of the close of business on the day prior to approval of the Arrangement Resolution, for Common Shares held by Registered Shareholder who duly exercise Dissent Rights, and to pay the amount to which such Registered Shareholder may be entitled pursuant to the terms of the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the "corporation" in subsections 185(4) and 185(14) to 185(32), inclusive, of the OBCA (except for the second reference to the "corporation" in subsection 185(15), shall be deemed to refer to "Pan American" in place of the "corporation", and Pan American shall have all of the rights, duties and obligations of the "corporation" under subsections 185(14) to 185(32), inclusive, of the OBCA.

24. THIS COURT ORDERS that any Registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a) is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Common Shares, shall be deemed to have transferred those Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to Pan American for cancellation in consideration for a payment of cash from Pan American equal to such fair value; or

(b) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Common Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting Registered Shareholder and shall be entitled to receive only the Consideration that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights on the basis determined in accordance with Subsections 3.1(c) and 3.3(b) of the Plan of Arrangement (subject to Section 3.5 of the Plan of Arrangement);

but in no case shall Minefinders, Pan American or any other person be required to recognize such Registered Shareholders as holders of common shares of Minefinders at or after the date upon which the Arrangement becomes effective and the names of such Registered Shareholders shall be deleted from Minefinders' register of holders of Common Shares at that time.

Hearing of Application for Approval of the Arrangement

25. THIS COURT ORDERS that upon approval by the Securityholders of the Plan of Arrangement in the manner set forth in this Interim Order, Minefinders may apply to this Honourable Court for final approval of the Arrangement.

26. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12 and 13, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 27.

27. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Minefinders, with a copy to counsel for Pan American, as soon as reasonably practicable, and, in any event, no less than 2 days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers
Tel: (416) 869-5637
Ellen Snow
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant

BORDEN LADNER GERVAIS LLP
Scotia Plaza
40 King Street West
44th Floor
Toronto, ON M5H 3Y4

David Di Paolo
Tel: (416) 367-6108 Fax: (416) 361-2454
Kara Beitel
Tel: (416) 367-6025
Fax: (416) 361-2554

Solicitors for Pan American Silver Corp

28. THIS COURT ORDERS that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

(a)	Minefinders;

(b)	Pan American; and

(c)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure .

29. THIS COURT ORDERS that, any materials to be filed by Minefinders in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 27 shall be entitled to be given notice of the adjourned date.

Precedence

31. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Common Shares and Options or the articles or by-laws of Minefinders, this Interim Order shall govern.

Extra-Territorial Assistance

32. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33. THIS COURT ORDERS that Minefinders shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.

/s/ signed

ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE/ DANS LE REGISTRE NO.:
                  FEB 17 2012

[Initial]

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT	Court File No. CV-12-9607-00CL
INVOLVING MINEFINDERS CORPORATION LTD. AND PAN
AMERICAN SILVER CORP.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L IB9

Eliot N. Kolers LSUC #38304R
Tel: (416) 869-5637
Ellen Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant

Court File No. CV-12-9607-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING MINEFINDERS CORPORATION LTD. AND PAN AMERICAN SILVER CORP.

MINEFINDERS CORPORATION LTD.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENT:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on March 28, 2012, at 10:00 a.m., or as soon after that time as the application may be heard, at 330 University Avenue, Toronto, Ontario and thereafter as directed by the Court.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant's lawyer or, where the applicant do not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicants' lawyer or, where the applicant do not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	February 15, 2012	Issued by	/s/ Signed
Local registrar
Natasha Brown
Registrar
Address of 330 University Avenue
court office Toronto, ON M5G lR7

TO:	ALL HOLDERS OF COMMON SHARES OF MlNEFINDERS CORPORATION LTD.

AND TO:	ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF MINEFINDERS CORPORATION LTD.

AND TO:	ALL DIRECTORS OF MINEFINDERS CORPORATION LTD.

AND TO:	THE AUDITOR FOR MINEFINDERS CORPORATION LTD.

AND TO:	PAN AMERICAN SILVER CORP.

c/o	BORDEN LADNER GERVAIS LLP
Scotia Plaza
40 King Street West
44th Floor
Toronto, ON M5H 3Y4

David Di Paolo
Tel: (416) 367-6108
Fax: (416) 361-2454
Kara Beitel
Tel: (416) 367-6025
Fax: (416) 361-2554

Solicitors for Pan American Silver Corp.

APPLICATION

1.	THE APPLICANT MAKES APPLICATION FOR:

(a)

An interim order (the "Interim Order") for advice and directions pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, c. B. 16, as amended (the "OBCA"), with respect to an arrangement (the "Arrangement") arising out of a proposed transaction amongst Minefinders Corporation Ltd. ("Minefinders") and Pan American Silver Corp. ("Pan American") as described in the Minefinders management information circular (the "Circular");

(b)	A final order approving the Arrangement pursuant to sections 182(3) and 182(5) of the OBCA; and

(c)	Such further and other relief as to this Honourable Court seems just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

(a)	Minefinders is a corporation governed by the OBCA, with its registered office in Toronto, Ontario and its common shares are listed and traded on the Toronto Stock Exchange and the NYSE Amex Equities;

(b)	The Arrangement is an "arrangement" within the meaning of section 182(1) of the OBCA;

(c)	Section 182 of the OBCA;

(d)	All statutory requirements under section 182 and other applicable provisions of the OBCA either have been fulfilled or will be fulfilled by the return date of this Application;

(e)	Minefinders wishes to effect a fundamental change in the nature of an arrangement under the provisions of the OBCA;

(f)	The Arrangement is in the best interests of Minefinders and is put forward in good faith;

(g)	The Arrangement is fair and reasonable;

(h)	The directions set forth in any Interim Order this Court may grant, and the securityholder approvals required, will be followed and obtained by the date of the return of this Application;

(i)

Certain holders of common shares of Minefinders and options to acquire common shares of Minefinders are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Minefinders pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any Interim Order for advice and directions granted by this Honourable Court;

(j)	National Instrument No. 54-101 - Communication with Beneficial Owners of the Securities of a Reporting Issuer of the Canadian Securities Administrators;

(k)	Rules 14.05, 17.02, 37 and 38 of the Rules of Civil Procedure;

(l)	Such further and other grounds as counsel may advise and this Honourable Court may permit; and

(m)

Section 3(a)(10) of the United States Securities Act of 1933, as amended, (the "US Securities Act") exempts from registration under the US Securities Act those securities which are issued in exchange for bona fide outstanding securities where the terms and conditions of such issuance and exchange are approved after a hearing by a court upon the fairness of such terms and conditions, at which all person to whom it is proposed to issue securities in exchange shall have the right to appear. Pan American intends to rely on this provision to issue the securities to be issued pursuant to the terms of the Arrangement, based on the Court's approval of the Arrangement.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	The Affidavit of Mark H. Bailey on behalf of Minefinders, to be sworn, and the exhibits thereto;

(b)

A further or supplementary Affidavit to be sworn, and the exhibits thereto, on behalf of Minefinders, reporting as to compliance with any Interim Order and the results of any meeting conducted pursuant to such Interim Order; and

(c)	Such further and other materials as counsel may advise and this Honourable Court may permit.

February 15, 2012	STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen Snow LSUC#52369B
Tel: (416) 869-5286
Fax: (416)947-0866

Solicitors for the Applicant

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING	Court File No. CV-12-9607-00CL
MINEFINDERS CORPORATION LTD. AND PAN AMERICAN SILVER CORP.

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding Commenced at Toronto

NOTICE OF APPLICATION

STlKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L IB9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416)947-0866

Solicitors for the Applicant

APPENDIX E
DISSENT RIGHTS – SECTION 185 OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)

Rights of dissenting shareholders

185 .	(1)	Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

	(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

	(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

	(c)	amalgamate with another corporation under sections 175 and 176;

	(d)	be continued under the laws of another jurisdiction under section 181; or

	(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2)

If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)	subsection 170 (5) or (6).

One class of shares

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3)

A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)	deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value

(4)

In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem

(7)	The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9)	A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10)

A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder's name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11)

Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12)	A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate

(13)

A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14)

On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)

the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay

(15)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)

a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16)	Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17)

Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18)

Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19)

If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20)	A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21)	If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22)

Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23)

All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24)

Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25)	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26)

The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27)

The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28)

Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29)	Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem

(30)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order

(31)

Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32)	The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX F
INFORMATION CONCERNING PAN AMERICAN

Recent Developments

Information about Pan American's current directors and officers is as set forth in the Pan American AIF dated March 31, 2011 for the year ended December 31, 2010, which is incorporated by reference into this Circular. The following changes to the Pan American Board occurred subsequent to the date of the Pan American AIF.

Bill Fleckenstein retired from the Pan American Board effective December 31, 2011. Christopher Noel Dunn was appointed to the Pan American Board to replace Mr. Fleckenstein effective December 31, 2011. Mr. Dunn has over 25 years' experience in the investment banking industry and previously worked as a Managing Director in London for Goldman Sachs, and as a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. Mr. Dunn is currently Managing Director of Liberty Metals & Mining, part of Liberty Mutual Group Asset Management Inc., which is focused on private equity type investments in natural resources.

Share Capital of Pan American

The share capital of Pan American will remain unchanged as a result of the completion of the Arrangement, other than the issuance of the Pan American Shares and Pan American Options as contemplated pursuant to the Arrangement.

The authorized share capital of Pan American consists of 200,000,000 common shares without par value. As at the date of this Circular there were: (i) 104,492,744 Pan American Shares validly issued and outstanding as fully-paid and non-assessable shares of Pan American; (ii) 1,230,449 outstanding options providing for the issuance of 1,230,449 Pan American Shares upon the exercise thereof; and (iii) 7,814,983 outstanding Pan American Warrants providing for the issuance of 7,814,983 Pan American Shares upon the exercise thereof. Pan American Shares are listed on the TSX under the symbol "PAA" and the Nasdaq under the symbol "PAAS".

The holders of Pan American Shares are entitled to one vote per Pan American Share at all meetings of Pan American Shareholders, to receive dividends as and when declared by the directors of Pan American and to receive a pro rata share of the assets of Pan American available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of Pan American. There are no pre-emptive, conversion or redemption rights attached to the Pan American Shares.

Dividends

On February 15, 2010, Pan American announced that the Pan American Board had approved a semi-annual cash dividend to holders of its Pan American Shares. In conjunction with this approval, the Pan American Board declared its first cash dividend of US$0.025 per Pan American Share to holders of record of its Pan American Shares as of the close of business on February 26, 2010. Each of these dividends was designated to be an eligible dividend for the purposes of the Tax Act. Specific dates and amounts of future dividends will be determined by the Pan American Board on an ongoing basis. The Pan American Board will consider, among other things, present economic conditions and the then current activities of Pan American when determining the amount and timing of future dividends. In 2011, Pan American declared a cash dividend of US$0.025 per Pan American Share on the following dates: February 15, 2011, May 18, 2011, August 10, 2011 and November 8, 2011.

Price Range and Trading Volumes of Pan American Shares

The principal markets on which the Pan American Shares trade are the TSX and the Nasdaq. The following table sets forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of the Pan American Shares on the TSX and the Nasdaq.

		TSX			Nasdaq(1)
	Price Range			Price Range
	High	Low	Volume (#)	High (US$)	Low (US$)	Volume (#)
	($)	($)
2011
February	$40.52	$32.97	6,430,878	US$41.15	US$33.04	36,819,424
March	$39.39	$32.50	7,867,391	US$40.58	US$32.85	44,669,043
April	$41.20	$33.33	9,767,317	US$43.06	US$34.90	65,761,836
May	$34.07	$30.33	5,903,500	US$35.96	US$31.00	40,641,817
June	$33.08	$27.08	4,895,796	US$34.03	US$27.60	30,967,766
July	$32.71	$28.82	3,961,374	US$34.29	US$29.81	23,940,669
August	$32.73	$26.23	7,870,681	US$33.50	US$26.44	34,698,071
September	$34.26	$27.00	6,678,057	US$34.49	US$26.03	26,521,549
October	$30.83	$25.78	5,641,213	US$30.47	US$24.16	24,468,270
November	$31.20	$23.93	5,503,968	US$30.79	US$23.08	22,751,871
December	$26.82	$20.44	6,239,916	US$26.11	US$19.93	22,663,383
2012
January	$25.80	$21.27	14,126,792	US$25.42	US$21.00	37,020,486
February	$24.32	$22.88	7,001,511	US$24.39	US$22.96	20,473,595
1 to 17

(1)	Nasdaq trading information includes the aggregate reported trading in the U.S., including trading on alternative trading systems due to the significance of the volume traded thereon.

The closing price of the Pan American Shares on the TSX and the Nasdaq on January 20, 2012, the last trading day prior to the announcement of Pan American's intention to acquire Minefinders, was $25.02 and US$24.73, respectively.

The closing price of the Pan American Shares on the TSX on February 17, 2012 was $23.81. The closing price of the Pan American Shares on the Nasdaq on February 17, 2012 was US$23.96.

Prior Sales

For the 12-month period prior to the date of this Circular, Pan American has issued the Pan American Shares and Pan American Options listed in the table below:

	Price per Security	Number of Securities
Date of Issuance/Grant	($)	Issued/Granted
Pan American Shares
December 9, 2011	$24.96	51,686
August 3, 2011	$30.31	2,035
Options to Acquire Pan American Shares
December 9, 2011	$24.90	373,853

Consolidated Capitalization

The following table sets forth Pan American's consolidated capitalization as at September 30, 2011, adjusted to give effect to the material changes in the Pan American Shares since September 30, 2011, the date of Pan American's most recent interim consolidated financial statements, and further adjusted to give effect to the Arrangement. The table should be read in conjunction with the interim consolidated financial statements of Pan American for the third quarter ending September 30, 2011, including the notes thereto, and management's discussion and analysis in respect thereof and the other financial information contained in or incorporated by reference in this Circular.

		As at September 30, 2011	As at September 30, 2011
		after giving effect to	after giving effect to the
	As at	options exercised during	completion of the
	September 30, 2011	the period	Arrangement
	(in thousands of dollars)	(in thousands of dollars)	(in thousands of dollars)

Pan American Share Capital	US$1,269,665	US$1,269,665	US$2,475,532
	(106,937,220 Pan American Shares)	(106,937,220 Pan American Shares)	(159,233,215 Pan American Shares)

Risk Factors

An investment in the Pan American Shares and other securities of Pan American is subject to certain risks. Investors should carefully consider the risk factors described under the heading "Risks Related to Pan American's Business" in the Pan American AIF dated March 31, 2011 for the year ended December 31, 2010, which is incorporated by reference in this Circular, as well as the risk factors set forth elsewhere in this Circular.

Auditors, Transfer Agents and Registrars

The auditors of Pan American are Deloitte & Touche LLP, Independent Registered Chartered Accountants, Vancouver, British Columbia.

The transfer agent and registrar for the Pan American Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and Computershare Trust Company, N.A. at its office in Denver, Colorado, USA.

Documents Incorporated by Reference and Further Information

Information regarding Pan American has been incorporated by reference in this Circular from documents filed by Pan American with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference regarding Pan American may be obtained on request without charge from the Secretary of Pan American, 1500-625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6, telephone: 604-684-1175 or may be obtained through the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov.

The following documents of Pan American, filed with the various securities commissions or similar authorities in certain of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part, of this Circular:

(a)	the Pan American AIF dated March 31, 2011 for the year ended December 31, 2010;

(b)

the audited consolidated financial statements of Pan American for the year ended December 31, 2010, including the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2010, together with the notes thereto, the auditors' report thereon and the MD&A in respect thereof;

(c)	the unaudited condensed interim consolidated financial statements of Pan American for the third quarter ending September 30, 2011, together with the notes thereto and the MD&A in respect thereof;

(d)	the management information circular of Pan American dated April 12, 2011 prepared in connection with the annual general and special meeting of Pan American Shareholders held on May 18, 2011; and

(e)	the material change report of Pan American dated February 1, 2012 issued in connection with the Arrangement.

Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by Pan American with any securities commission or similar regulatory authority in Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular. Other than the announcement of the Arrangement, Pan American is not aware of any information that indicates any material change in the affairs of Pan American since the date of the last published financial statements of Pan American.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through Pan American's website (www.panamericansilver.com), or any other website, does not form part of this Circular. All such references to Pan American's website are inactive textual references only.

APPENDIX G
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF PAN AMERICAN

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2011

AND

FOR THE YEAR ENDED DECEMBER 31, 2010

(unaudited)

Pan American Silver Corp.
Pro forma condensed consolidated statement of financial position
As at September 30, 2011
(Unaudited)
(Expressed in thousands of United States dollars)

					Pan
	Pan	Minefinders			American
	American	Corporation	Pro forma		pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated
Assets
Current assets
Cash and cash equivalents	$299,488	$209,180	$(174,954)	f	$371,393
			20,793	b
			16,886	b
Short-term investments at fair value	185,622	19,433	-		205,055
Accounts receivable	92,581	-	-		92,581
Prepaid expenses	8,812	1,537	-		10,349
Income taxes receivables	535	-	-		535
Inventories	140,075	70,298	-		210,373
Assets held for sale	29,025	-	-		29,025
Derivative financial instruments	929	-	-		929
Current portion of refundable tax	29,809	7,128	-		36,937
Total current assets	786,876	307,576	(137,275)		957,177

Mineral properties, plant and equipment, net	1,154,649	254,804	862,925	a	2,272,378
Deferred tax assets	6,059	-	-		6,059
Goodwill	-	-	255,560	i	255,560
Long-term refundable tax, net	9,744	-	-		9,744
Other assets	5,444	-	-		5,444
	$1,962,772	$562,380	$981,210		$3,506,362
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$98,252	$20,345	$22,200	h	$140,797
Current portion of debt	-	50,988	(50,988)	c	-
Current income tax liabilities	60,086	-	-		60,086
Provisions	2,812	-	-		2,812
Total current liabilities	161,150	71,333	(28,788)		203,695

Provisions	75,148	8,678	-		83,826
Long-term debt	-	30,264	(30,264)	c	-
Share purchase warrants and conversion
feature of convertible notes	56,617	80,420	(80,420)	j	56,617
Deferred tax liabilities	57,239	40,451	255,560	i	353,250
Other long-term liabilities	41,480	-	-		41,480
	230,484	159,813	144,876		535,173
Shareholders’ equity
Share capital	1,269,665	440,235	81,252	c	2,475,532
			59,044	k
			42,169	j
			16,886	b
			(639,586)	d
			1,205,867	e
Share option reserve	7,763	14,712	(14,712)	d	11,476
			3,589	g
Accumulated other comprehensive income	2,728	-	-		2,728
Retained earnings	282,488	(123,713)	123,713	d	269,388
			(13,100)	h
Total equity attributable to equity holders	1,562,644	331,234	865,122		2,759,000
Non-controlling interest	8,494	-	-		8,494
Total equity	1,571,138	331,234	865,122		2,767,494
Total liabilities and equity	$1,962,772	$562,380	$981,210		$3,506,362
See accompanying notes to the pro forma financial statements

Pan American Silver Corp.
Pro forma condensed consolidated income statement
Nine months ended September 30, 2011
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

					Pan
		Minefinders			American
	Pan American	Corporation	Pro forma		Pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated

Revenue	$642,914	$179,166	$-		$822,080
Cost of sales	(322,059)	(74,095)	(41,160)	l	(437,314)
Mine operating earnings	320,855	105,071	(41,160)		384,766

General and administrative	(13,223)	(5,222)	-		(18,445)
Exploration and project development	(18,923)	(4,170)	-		(23,093)
Foreign exchange (losses) gains	(10,492)	132	-		(10,360)
Gain on commodity contracts and foreign currency contracts	953	-	-		953
Gain on sale of assets	1,054	-	-		1,054
Other	5,649	-	-		5,649
Earnings from operations	285,873	95,811	(41,160)		340,524

Other income (expense)
Interest and financing costs	(4,279)	(8,251)	7,383	m	(5,147)
Investment and other income	2,119	826	-		2,945
Gain (loss) on derivatives	70,834	(27,360)	27,360	n	70,834
Net earnings before income taxes	354,547	61,026	(6,417)		409,156
Income taxes	(95,868)	(29,514)	11,525	o	(113,857)
Net earnings for the period	$258,679	$31,512	$5,108		$295,299

Attributable to:
Equity holders of Pan American	$257,138	$31,512	$5,108		$293,758
Non-controlling interest	1,541	-	-		1,541
	$258,679	$31,512	$5,108		$295,299

Earnings per share attributable to common shareholders (note 5):
Basic	$2.40	$0.39			$1.84
Diluted	$2.38	$0.39			$1.84

See accompanying notes to the pro forma financial statements

Pan American Silver Corp.
Pro forma condensed consolidated income statement
Year ended December 31, 2010
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)

					Pan
	Pan	Minefinders			American
	American	Corporation	Pro forma		pro forma
	Silver Corp.	Ltd.	adjustments	Note 4	consolidated

	(Schedule 1)	(Schedule 2)

Revenue	$646,553	$92,881	$-		$739,434
Cost of sales	(405,438)	(57,597)	(55,398)	l	(518,433)
Mine operating earnings	241,115	35,284	(55,398)		221,001

General and administrative	(17,109)	(8,481)	-		(25,590)
Exploration and project development	(24,527)	(5,314)	-		(29,841)
Doubtful accounts and inventory provision	(4,754)	-	-		(4,754)
Foreign exchange gains	1,686	2,083	-		3,769
Loss on commodity contracts	(237)	-	-		(237)
Gain (loss) on sale of assets	651	(11)	-		640
Earnings from operations	196,825	23,561	(55,398)		164,988

Other income (expense)
Interest and financing costs	(5,730)	(10,966)	10,625	m	(6,071)
Investment and other income	5,488	186	-		5,674
Transaction costs	-	-	(13,100)	p	(13,100)
Loss on derivatives	(90,661)	(10,787)	10,787	n	(90,661)
Net earnings before income taxes	105,922	1,994	(47,086)		60,830
Income taxes	(90,215)	(6,672)	15,511	o	(81,376)
Net earnings (loss) for the year	$15,707	$(4,678)	$(31,575)		$(20,546)
Attributable to:
Equity holders of Pan American	$13,711	$(4,678)	$(31,575)		$(22,542)
Non-controlling interest	1,996	-	-		1,996
	$15,707	$(4,678)	$(31,575)		$(20,546)

Earnings per share attributable to common shareholders (note 5):
Basic	$0.13	$(0.08)			$(0.14)
Diluted	$0.13	$(0.08)			$(0.14)

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

1.	Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. ("Pan American") in connection with the proposed acquisition by Pan American of all of the outstanding shares of Minefinders Corporation Ltd. ("Minefinders").

The unaudited pro forma condensed consolidated statement of financial position of Pan American as at September 30, 2011 and the unaudited pro forma consolidated income statements for the nine month period ended September 30, 2011 and for the year ended December 31, 2010 have been prepared, for illustrative purposes only, to give effect to the proposed transaction pursuant to the assumptions described in notes 2, 3 and 4 of these pro forma condensed consolidated financial statements. These pro forma condensed consolidated financial statements include and have been compiled from:

a)	A pro forma condensed consolidated statement of financial position combining:

(i)	the unaudited interim condensed consolidated statement of financial position of Pan American as at September 30, 2011; and

(ii)	the unaudited interim condensed consolidated statement of financial position of Minefinders as at September 30, 2011.

b)	A pro forma condensed consolidated income statement for the nine months ended September 30, 2011 combining:

(i)	the unaudited interim condensed consolidated income statement of Pan American for the nine months ended September 30, 2011; and

(ii)	the unaudited interim condensed consolidated income statement of Minefinders for the nine months ended September 30, 2011.

c)	A pro forma condensed consolidated income statement for the year ended December 31, 2010 combining:

(i)

the unaudited consolidated income statement of Pan American for the year ended December 31, 2010 (Schedule 1) which is based on the consolidated income statement of Pan American for the year ended December 31, 2010 prepared under Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to International Financial Reporting Standards ("IFRS") as disclosed in the IFRS transition note in the unaudited condensed consolidated interim financial statements of Pan American for the three month period ended March 31, 2011; and

(ii)

the unaudited consolidated income statement of Minefinders for the year ended December 31, 2010 (Schedule 2) which is based on the consolidated income statement of Minefinders for the year ended December 31, 2010 prepared under Canadian GAAP and reconciled to IFRS as disclosed in the IFRS transition note in the unaudited condensed consolidated interim financial statements of Minefinders for the three month period ended March 31, 2011.

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

The pro forma condensed consolidated statement of financial position as at September 30, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on September 30, 2011. The pro forma consolidated statements of earnings for the nine months ended September 30, 2011 and for the year ended December 31, 2010 have been prepared as if the transactions described in Notes 3 and 4 had occurred on January 1, 2010.

The pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American, which would have actually resulted had the transactions been effected on the dates indicated. Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Pan American and Minefinders for the year ended December 31, 2010, and notes thereto; the unaudited reconciliation of Canadian GAAP to IFRS for the year ended December 31, 2010 included in the unaudited interim condensed consolidated financial statements of Pan American and Minefinders for the three month period ending March 31, 2011; as well as the unaudited interim condensed consolidated financial statements of Pan American and Minefinders for the nine months ended September 30, 2011.

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American's unaudited interim condensed consolidated financial statements as at March 31, 2011. In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Minefinders conform in all material respects to those of Pan American.

3.	Pro forma preliminary purchase price allocation

In January 2012, Pan American Silver and Minefinders jointly announced that Pan American made an offer to acquire all of the issued and outstanding common shares of Minefinders. Under the terms of the offer, Minefinders shareholders will be entitled to elect to receive in exchange for each Minefinders common share held:

(i)	0.55 of a Pan American common share and CAD$1.84 ($1.84) in cash; or

(ii)	0.6235 of a Pan American common share and CAD$0.0001 ($0.0001) in cash; or

(iii)	$15.60 in cash;

with alternatives (ii) and (iii) subject to proration such that the number of Pan American shares to be issued and the amount of cash to be paid will be limited to specified aggregate maximum

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

amounts. As a result, the average consideration to be paid is expected to be equal to the amount determinable in (i) above and these pro forma condensed consolidated financial statements are prepared on the assumption that all Minefinders shareholders elect alternative (i).

In addition, on January 22, 2012 the Compensation Committee of the Board of Directors of Minefinders passed a resolution accelerating the vesting of all Minefinders share options that would otherwise be unvested. Each Minefinders option holder will be entitled to:

(i)	exercise their vested Minefinders options and participate in the offer as a Minefinders shareholder; or

(ii)

elect to receive a replacement Pan American share option entitling the holder to purchase 0.6235 Pan American shares at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235.

These pro forma condensed consolidated financial statements are prepared on the assumption that each Minefinders option holder will elect to receive a replacement Pan American option on the basis described by (ii) above.

It is also assumed for the purposes of preparing these pro forma condensed consolidated financial statements that holders of the Minefinders convertible notes will elect to convert into Minefinders common shares prior to the closing date.

A total of 95,083,627 Minefinders common shares are estimated to be exchanged for 52,295,995, Pan American shares and 657,250 options. The value of the Pan American's common shares and options issued was calculated based on the closing price of Pan American common shares on January 27, 2012 for the purpose of preparing these condensed consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of Pan American’s common shares on the date of acquisition. Minefinders’ convertible noteholders may be entitled to receive a conversion premium following the effective date in the form of additional Minefinders shares. These pro forma financial statements do not take into consideration the additional shares as the impact is not determinable until the date of acquisition. The maximum number of Pan American shares that may be issued in connection with the acquisition is 53,666,003.

The transaction has an estimated acquisition cost of $1,384.4 million including the following items as at January 27, 2012:

(i)	52,295,995 Pan American common shares at CAD $23.10 per share ($23.06) for total share consideration of $1,205.9 million; plus

(ii)	657,250 Pan American replacement stock options at an average fair value of CAD$5.47 per option ($5.46) for total consideration of $3.6 million.

(iii)	Cash payment of $174,954 as a result of the purchase of 95.1 million Minefinders shares at CAD $1.84 ($1.84).

The following weighted average assumptions were used for the Black-Scholes option pricing model to determine the fair value of the replacement stock options:

Risk-free interest rate	0.93%
Expected volatility	40.75%
Expected life	4
Dividend rate	0.26%

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

The transaction will be accounted for as a business combination. The foreign exchange rates used for conversion to United States dollars from Canadian dollars are as follows:

As at January 27, 2012 - 0.9982
Average for the nine months ended September 30, 2011 - 1.0232
Average for the twelve months ended December 31, 2010 - 0.9705

The allocation of the pro forma preliminary purchase price is summarized in the table below:

Acquisition costs:
52.3 million shares of Pan American	$1,205,867
0.7 million replacement stock options	3,589
Cash paid (95.1 million Minefinders shares x CAD$1.84 ($1.84))	174,954
$1,384,410

Allocation of acquisition costs:
Cash and cash equivalents	$246,859
Short term investments	19,433
Accounts receivable	1,537
Current portion of refundable tax	7,128
Inventory	70,298
Mineral properties, plant and equipment	1,117,729
Goodwill	255,560
Accounts payable and accrued liabilities	(29,445)
Provision for closure and reclamation	(8,678)
Deferred income taxes	(296,011)
$1,384,410

4.	Pro forma assumptions and adjustments

Pro forma adjustments to the consolidated statement of financial position

The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Minefinders had occurred on September 30, 2011.

a)	To record the excess of the consideration paid over the fair value of Minefinders' net assets allocated to mineral properties, plant and equipment.

b)

To record the actual exercise of 4,158,650 warrants and 1,722,500 options of Minefinders in the period from October 1, 2011 to January 27, 2012 for a cash consideration of $20,793 and $16,886, respectively.

c)

To record the extinguishment of the convertible notes which were recorded in current liabilities ($50,988) and non-current liabilities ($30,264) as a result of the assumed conversion of the notes and recording the related increase in equity ($81,252).

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

d)	Elimination of shareholders’ equity of Minefinders on acquisition ($440,235) and elimination of equity arising on the pro forma adjustment due to conversion of notes (see adjustment c and j) for Minefinders and exercise of warrants (see adjustment b and j) and options (see adjustment b) for a total of $199,351. Also, the share option reserve of Minefinders in the amount of $14,712 is eliminated.

e)	To record the issuance of 52,295,995 common shares of Pan American recorded at a price of CAD$23.10 ($23.06) per share being the closing price of Pan American shares on January 27, 2012.

f)	To record the $174,954 cash paid on acquisition based on CAD$1.84 ($1.84) offered for 95.1 million Minefinders shares.

g)	To issue 657,250 Pan American replacement stock options with a fair value of $3,589.

h)	To record the estimated costs of the business combination in the amount of $22.2 million; $13.1 million incurred by Pan American and $9.1 million incurred by Minefinders.

i)	To record the additional deferred income tax liability recorded on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases. The tax effect of this excess has been assumed to be goodwill on the date of acquisition.

j)	To extinguish the liability associated with the exercise of warrants with a carrying value of $38,251 (see (k)) and the assumed conversion of the convertible feature of the notes with a carrying value of $42,169 of Minefinders, resulting in an adjustment in the amount of $80,420 which is credited to equity.

k)	To record the $38,251 fair value of the warrant liability in equity on exercise of the warrants, together with the cash received of $20,793 on exercise, resulting in an adjustment in the amount of $59,044 (see (b)).

Pro forma adjustments to the consolidated income statements

The unaudited pro forma consolidated income statements for the nine months ended September 30, 2011 and year ended December 31, 2010 reflect the following adjustments as if the business combination had occurred on January 1, 2010.

l)	To record additional depreciation and amortization as a result of the increased cost of mineral properties, plant and equipment arising from the purchase price allocation (see (a)).

m)	To reverse interest expense relating to the convertible debenture which is assumed to be converted to common shares at acquisition.

n)	To eliminate the fair value change in warrants and convertible notes which would not have been incurred because, for the purposes of the pro forma, it is assumed that these were converted at the beginning of the period.

o)	To record an additional deferred tax recovery relating to increased depreciation and amortization costs in (see adjustment l).

p)	To record transaction costs in the amount of $13,100 incurred by Pan American.

Pan American Silver Corp.
Notes to the pro forma condensed consolidated financial statements
(Unaudited)
(expressed in thousands of United States dollars, except where noted)

5.	Pro forma loss per share

The weighted average shares outstanding for Pan American have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2010.

(thousands of shares)	Nine months ended	Year ended
	September 30	December 31
	2011	2010

Weighted average number of shares outstanding (basic)	107,043	106,969
Adjustment to reflect the acquisition	52,296	52,296
Shares after acquisitions (basic)	159,339	159,265

	Nine months ended	Year ended
	September 30	December 31
	2011	2010

Weighted average number of shares outstanding (diluted)	107,306	107,575
Adjustment to reflect the acquisition	52,296	52,296
Shares after acquisitions (diluted)	159,602	159,871

6.	Capital Stock

After giving effect to the pro forma assumptions in note 4, the issued and fully paid share capital of Pan American would be as follows:

	Number of	Amount
	shares
Balance, September 30, 2011	106,937,220	$1,269,665
Share consideration issued in connection with acquisition of Minefinders outstanding shares:
Minefinders shares outstanding as at September 30, 2011 prior to pro forma adjustments	44,764,770	$1,032,205
Shares issued in connection with the exercise of Minefinders convertible debentures prior to acquisition	4,296,592	$99,073
Shares issued in connection with the exercise of Minefinders warrants prior to acquisition	2,287,258	$52,743
Shares issued in connection with the exercise of Minefinders options prior to acquisition	947,375	$21,846
Pro forma balance, September 30, 2011	159,233,215	$2,475,532

Pan American Silver Corp.
Pro forma condensed consolidated financial statements	Schedule 1
Consolidated income statement of Pan American Silver Corp.
Year ended December 31, 2010
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31 2010			Year ended December 31 2010
	Canadian GAAP	IFRS adjustments[1]	Reclassifications[2]	IFRS

Revenue	$631,986	$14,567	$-	646,553
Cost of sales	(305,696)	(99,742)	-	(405,438)
Depreciation and amortization	(86,483)	86,483	-	-
Mine operating earnings	239,807	1,308	-	241,115

General and administrative	(17,109)	-	-	(17,109)
Exploration and project development	(24,527)	-	-	(24,527)
Asset retirement and reclamation	(2,929)	2,929	-	-
Doubtful accounts and inventory provision	(4,754)	-	-	(4,754)
Foreign exchange gains	-	-	1,686	1,686
Loss on commodity contracts	-	-	(237)	(237)
Gain (loss) on sale of assets	-	-	651	651
Operating earnings	190,488	4,237	2,100	196,825

Other income (expense)
Interest and financing expenses	(2,061)	(3,669)	-	(5,730)
Investment and other income	5,488	-	-	5,488
Foreign exchange (losses)	11,058	(9,372)	(1,686)	-
Gain (loss) on derivatives	-	(90,661)	-	(90,661)
Net (losses) and gains on commodity and currency contracts	(237)	-	237	-
Gains on sale of assets	651	-	(651)	-
Earnings before taxes	205,387	(99,465)	-	105,922
Non-controlling interest	(1,827)	1,827	-	-
Income tax provisions	(90,987)	772	-	(90,215)
Net earnings	$112,573	$(96,866)	$-	15,707

Attributable to:
Equity holders of the Company		$13,711		$13,711
Non-Controlling interest		$1,996		$1,996
		15,707		15,707

1 Refer to note 2 in the unaudited interim condensed consolidated financial statements of Pan American for the three months ended March 31, 2011 for a description of the IFRS adjustments recorded.
2 The amounts noted represent reclassifications of items in Pan American’s income statement to conform to the presentation and classifications in the pro forma consolidated income statement.

Pan American Silver Corp.
Pro forma condensed consolidated financial statements	Schedule 2
Statement of operations of Minefinders Corporation Ltd.
Year ended December 31, 2010
(Unaudited)
(Expressed in thousands of dollars, except per share amounts)

	Year ended December 31 2010				Year ended December 31 2010
	Canadian GAAP		IFRS Adjustments [1]	Reclassifications[2]	IFRS

Revenue	$92,881		$-	$-	$92,881
Production costs	(44,257)		(506)	-	(44,763)
Royalties	(2,740)		-	-	(2,740)
Depreciation and amortization	(10,094)		-	-	(10,094)
Mine operating earnings	35,790		(506)	-	35,284

General and administrative	(6,701)		(1,780)	-	(8,481)
Exploration and project development	(4,766)		(548)	-	(5,314)
Share-based compensation	(2,834)		2,834	-	-
Foreign exchange gains	-		-	2,083	2,083
Loss of sale of assets	-		-	(11)	(11)

Operating earnings (loss)	21,489		-	2,072	23,561
Other income (expense)
Finance income	186		-	-	186
Finance expense	(10,917)		(49)	-	(10,966)
Change in fair value of derivative liability	-		(10,812)	-	(10,812)
Loss on disposal of assets	(11)		-	11	-
Gain on exchange of convertible notes	25		-	-	25
Foreign exchange	2,083		-	(2,083)	-
Earnings before income taxes	12,855		(10,861)	-	1,994

Income tax provision	(6,734)		62	-	(6,672)
Net earnings (loss)	$6,121		$(10,799)	$-	$(4,678)

Net earnings (loss) per share
Basic	$0.09	$			$(0.08)
Diluted	$0.09	$			$(0.08)

1 Refer to note 16 in the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2011 of Minefinders for a description of the IFRS adjustments recorded.
2 The amounts noted represent reclassifications of items in Minefinders income statement to conform to the presentation and classifications in the pro forma consolidated income statement.

APPENDIX H
COMPARISON OF SHAREHOLDER RIGHTS UNDER THE BCBCA AND THE OBCA

On completion of the Arrangement, Minefinders Shareholders will receive shares of Pan American, a company incorporated under the BCBCA. Minefinders is a corporation incorporated under the OBCA. The OBCA provides shareholders with substantially the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations made thereunder.

The following is a summary of certain differences between the BCBCA and the OBCA which management of Minefinders considers to be relevant and material to Minefinders Shareholders, but it is not intended to be a comprehensive review of the two statutes. Reference should be made to the full text of both statutes and the regulations thereunder for particulars of any differences between them, and shareholders should consult their legal or other professional advisors with regard to the implications of the share exchange contemplated under the Arrangement which may be of importance to them.

Charter Documents

Under the BCBCA, the charter documents consist of a "notice of articles", which sets forth the name of the corporation and the amount and type of authorized capital, and "articles" which govern the management of the corporation. The notice of articles is filed with the Registrar of Companies and the articles are filed with the corporation's registered and records office.

Under the OBCA, a corporation has "articles", which set forth the name of the corporation and the amount and type of authorized capital, and "by-laws" which govern the management of the corporation. The articles are filed with the OBCA Director and the by-laws are filed with the corporation's registered and records office.

Amendments to the Charter Documents of a Corporation

The required authorization to amend the notice of articles or articles of a corporation under the BCBCA will be specified in the BCBCA or the articles of the corporation based on the type of resolution. In many instances, including a change of name or amendments to the articles, the BCBCA or the articles may provide for approval solely by a resolution of the directors. If the type of resolution is not specified in the BCBCA or the articles, most amendments will require a special resolution of the shareholders to be approved by not less than two-thirds of the votes cast by the shareholders voting on the resolution. Amendments to the special rights and restrictions attached to issued shares require, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected.

Under the OBCA, most amendments to the articles of a corporation require a special resolution be passed by not less than 66⅔% of the votes cast by the shareholders voting on the resolution authorizing the amendment. Examples of such amendments to be approved by special resolution include amendments to: (i) change the name of the corporation, (ii) add, change or remove any restriction on the business that the corporation may carry on, (iii) create new classes of shares or (iv) add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of the corporation's shares. Where certain specified rights of the holders of a class of shares are affected differently by an amendment than the rights of the holders of other classes of shares, a resolution passed by not less than 66⅔% of the votes cast by the holders of all of the shares of a corporation and a special resolution of each affected class, or series, as the case may be, even if such class or series is not otherwise entitled to vote, will be required. Unless the articles, the by-laws or a unanimous shareholder agreement otherwise provide, the directors may, by resolution, make, amend or repeal any by-laws. However, where the directors make such an amendment, they shall submit such amendment to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the applicable by-law. The amendment is effective from the date of the resolution of the directors until it is confirmed.

Authorized Share Capital

The OBCA does not permit shares with par value.

The BCBCA permits shares with or without par value.

Director Residency Requirements

Under the OBCA, at least 25% of a corporation's directors other than non-resident corporations shall be resident Canadians, but where a corporation has less than four directors, at least one director shall be resident Canadian.

The BCBCA does not place any residency requirements on the board of directors.

Removal of Directors

The BCBCA provides that the shareholders of a corporation may remove one or more directors by a special resolution or by any other method specified in the articles. If holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by a separate special resolution of the shareholders of that class or series or by any other method specified in the articles.

The OBCA provides that the shareholders of corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

Directorship Vacancies

The BCBCA provides that, unless the articles provide otherwise, vacancies on the board of directors resulting from the removal of a director may be filled by the shareholders at the meeting at which the director is removed or, if not filled by the shareholders at such meeting, by the shareholders or by the remaining directors. In the case of a casual vacancy under the BCBCA, the remaining directors may fill the vacancy. A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor. Vacancies on the board resulting from the removal of a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors will be filled by such shareholders at the meeting at which the director is removed or by those shareholders or by the remaining directors elected or appointed by those shareholders.

Under the OBCA, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number of directors or a failure to elect the number of directors required to be elected at any meeting of shareholders, in which case the directors must call a special meeting of shareholders to fill the vacancy. Vacancies on the board resulting from the removal of a director elected or appointed by holders of a class or series of shares having the exclusive right to elect or appoint one or more directors will be filled by the remaining directors elected by that class or series except where the vacancy results from an increase in the number of directors for that class or series of or from a failure to elect the number of directors for that class or series; or if there are no such remaining directors, any holder of shares of that class or series may call a meeting of the holders thereof for the purpose of filling the vacancy.

Quorum of Directors' Meetings

Under the OBCA, a quorum at a directors meeting, subject to the articles or by-laws of the corporation, is a majority of the number of directors or minimum number of directors required by the articles, but in no case shall quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. When a corporation has fewer than three directors, all directors must be present at any meeting to constitute a quorum.

The BCBCA has no such requirements.

Corporate Records

Under the BCBCA, a corporation's records must be kept in British Columbia.

The OBCA and related Ontario statutes require records to be kept in Ontario.

Registered Office

Under the BCBCA, a corporation's registered office must be in British Columbia and a corporation may change its address if the change of address has been authorized in any manner required or permitted by the articles, or if the articles are silent as to the manner in which a change of address is to be authorized, by a directors' resolution.

Under the OBCA, a corporation's registered office must be in Ontario and may be relocated to a different municipality only by special resolution of the shareholders.

Requisition of Shareholders' Meetings

Under the BCBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at general meetings may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon satisfying the technical requirements of the BCBCA for making such a requisition, the directors must call a general meeting of shareholders to be held not more than four months after the date on which the requisition is received by the corporation to transact the business stated in the requisition. If the directors fail to send notice of a general meeting within 21 days after the date on which the requisition is received, then the requisitioning shareholders, or any one or more of them holding more than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.

Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at general meetings may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Upon satisfying the technical requirements of the OBCA for making such a requisition, the directors must send notice of a general meeting of shareholders to transact the business stated in the requisition. If the directors fail to send notice of a general meeting within 21 days after the date on which the requisition is received, any one shareholder who signed the requisition may call the meeting.

Place of Shareholders' Meetings

Under the BCBCA, general meetings must be held in British Columbia unless: (i) the location outside British Columbia is provided for in the articles; (ii) the articles do not restrict the corporation from approving a location outside of British Columbia and the meeting is approved by resolution required by the articles for that purpose, or if no resolution is required for that purpose by the articles, approved by ordinary resolution; or (iii) the location for the meeting is approved in writing by the registrar before the meeting is held.

Under the OBCA, subject to the articles, by-laws, or any unanimous shareholder agreement, a shareholders' meeting may be held at such place in or outside Ontario, including outside Canada, as the directors may determine or, in the absence of such a determination, at the place where the registered office of the corporation is located.

Solicitation of Proxies

The BCBCA does not place any restrictions on the method of soliciting proxies.

Under the OBCA, a person who solicits proxies, other than by or on behalf of management of the corporation, must send a dissident's proxy circular in prescribed form to each shareholder whose proxy is solicited and certain other recipients. Pursuant to the OBCA a person may solicit proxies without sending a dissident's proxy circular if either (i) the total number of shareholders whose proxies solicited is fifteen (15) or fewer (with two or more joint holders being counted as one shareholder), or (ii) the solicitation is, in certain prescribed circumstances, conveyed by public broadcast, speech or publication.

Record Date for Shareholders' Meetings

Under the BCBCA, where a corporation fixed a record date for the determination of shareholders entitled to vote at the shareholders' meeting, shareholders are only entitled to vote the shares held by them on the record date. If no record date is fixed then the record date for determining the shareholders who are entitled to notice of, or to vote at, a meeting of shareholders is 5:00 p.m. on the day immediately preceding the first date on which notice is sent, or if no notice is sent, the beginning of the meeting and the record date for any other purpose is 5:00 p.m. on the date on which the directors pass the resolution to the matter for which the record date is required.

Under the OBCA, the directors may fix in advance a record date for the determination of shareholders entitled to receive notice of and to vote at a shareholders' meeting but the record date shall not precede by more than sixty (60) days or by less than thirty (30) days the date on which the meeting is to be held. If no record date is fixed, the record date for determining the shareholders who are entitled to notice of, or to vote at, a meeting is the close of business on the day immediately preceding the date on which the notice is given, or where no notice is given, on the day on which the meeting is held.

Notice of Shareholders' Meetings

Under the BCBCA, notice of a meeting of shareholders for public corporations must be provided not less than twenty-one (21) days, or any longer period specified in the corporation's articles, but not more than two (2) months before the meeting.

Under the OBCA, a public corporation must give notice of a meeting of shareholders not less than twenty-one (21) days and not more than fifty (50) days before the meeting. However, public corporations incorporated under both statutes are subject to the requirements of National Instrument 54-101, which provides for minimum notice periods of greater than the minimum twenty-one (21) day period in either statute.

Quorum for Meetings of the Shareholders

Under the BCBCA, unless otherwise provided by the articles of the corporation, a quorum is established by two shareholders entitled to vote at a meeting whether in person or by proxy or, if the number of shareholders entitled to vote at the meeting is less than the applicable quorum, a quorum will be established by the presence of all shareholders entitled to vote whether in person or by proxy.

Under the OBCA, unless otherwise provided by the by-laws of the corporation, quorum is established by the presence of the holders of a majority of shares entitled to vote at the meeting of shareholders whether in person or in proxy. Pursuant to the OBCA, if quorum is present at the opening of a meeting of shareholders, the shareholders present may, unless the by-laws provide otherwise, proceed with the business of the meeting even if quorum is not present throughout the meeting.

Shareholder Proposals

A shareholder proposal is a document setting out a matter that the submitter wishes to have considered at the next annual general meeting of the company. Under the BCBCA, shareholder proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at an annual shareholders' meeting who in the aggregate constitute at least one percent of the issued shares of the corporation or have shares with a fair market value more than $2,000, provided that the shareholder has been a registered owner or beneficial owner of one or more shares in the corporation for an uninterrupted period of at least two years before the date of the signing of the proposal. Such entitled shareholder may not submit a proposal if within two years of the date of signing the proposal, the person failed to present, in person or by proxy, at an annual general meeting, an earlier proposal of which they were the submitter and in response to which the corporation had complied with the technical requirements for shareholder proposals under the BCBCA.

Under the OBCA, proposals may be submitted by both registered and beneficial shareholders who are entitled to vote at a meeting of shareholders.

Certain Voting Requirements

Under both the BCBCA and the OBCA, certain extraordinary corporate actions, such as amalgamations, continuances, reorganizations and other extraordinary corporate actions such as liquidations (winding-ups) and arrangements, require approval of the shareholders by special resolution. The BCBCA permits amalgamations with corporations not incorporated under the BCBCA, whereas the OBCA does not permit amalgamations with corporations not incorporated under the OCBA. Under the BCBCA, a resolution passed by a special majority at a general meeting for which proper notice has been provided constitutes a special resolution. A special majority is a majority of votes, as specified by the articles, that is not less than 66.67% and not more than 75% of the votes cast on the resolution. Where the articles do not specify the percentage required for a special majority, a special majority is 66.67% of the votes cast on the resolution. Additionally, under the BCBCA, a resolution consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings constitutes a special resolution.

Under the OBCA, a special resolution is a resolution submitted to a special meeting of the shareholders duly called for the purpose of considering the resolution and passed, with or without amendment, by 66.67% of the votes cast, or those consented to in writing by each shareholder entitled to vote at such a meeting.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. The events that trigger a dissent remedy under the BCBCA differ slightly from those events described below in respect of the OBCA.

The OBCA also provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholder at the fair value of such shares. A shareholder may dissent under the OBCA if the corporation resolves to: (i)

amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares; (ii) amend its articles to add, change or remove any restriction on the business that the corporation may carry on or upon the powers that the corporation may exercise, (iii) amalgamate with another corporation in certain instances, (iv) be continued into another jurisdiction, (v) sell, lease or exchange all or substantially all its property or (vi) carry out a going-private transaction (as defined in the OBCA). A court may also make an order permitting a shareholder to dissent.

Oppression Remedies

Under the BCBCA, a shareholder of a corporation and any other person whom the court considers an appropriate person to make an application has the right to apply to court on the grounds that: (i) the affairs of the corporation are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant. On such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the corporation.

Under the OBCA, the right to bring an oppression remedy extends to current and former securityholders of the corporation or any of its affiliates, current and former directors and officers of the corporation or any of its affiliates or any other person who the court, at its discretion, finds to be a proper person. Claims may be based on conduct of the corporation or any of its affiliates that is oppressive, unfairly prejudicial, or that unfairly disregards the interest of a securityholder, creditor, director, or officer. The BCBCA does not make reference to conduct that "unfairly disregards" interests.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a corporation and any person who, in the discretion of the court, is a proper person to make an application to court to bring an action on behalf of a corporation (derivative action) may, with judicial leave: (i) bring an action in the name and on behalf of the corporation to enforce an obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such an obligation or (ii) defend, in the name and on behalf of the corporation, a legal proceeding brought against the corporation. Shareholder approval of the alleged breach of right, duty, or obligation owed to the company is not determinative but will be taken into account.

Under the OBCA, the right to bring a derivative action extends to current and former securityholders of the corporation or any of its affiliates, current and former directors and officers of the corporation or any of its affiliates or any other person who the court, at its discretion, finds to be a proper person. The OBCA requires that an applicant give the directors of the corporation 14 days' notice before bringing a derivative action to court. The BCBCA has no such requirement.

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